Exhibit 99.1

THE TORONTO-DOMINION BANK

Notice of Annual Meeting of Common Shareholders

and Management Proxy Circular

March 26, 2015

Dear Shareholders,

Please join us at our annual meeting of common shareholders on March 26, 2015 at 9:30 a.m. (Eastern). Our meeting will be in Toronto, Ontario at the Metro Toronto Convention Centre, John Bassett Theatre, North Building, 255 Front Street West, Toronto, Ontario.

This notice of annual meeting and management proxy circular describes the business to be conducted at the meeting and provides information on executive compensation and corporate governance at the bank. We hope that you will take the time to read this circular in advance of the meeting as it provides background information that will help you exercise your right to vote. Whether or not you attend the meeting in person, we would encourage you to vote as this is one of your rights as a shareholder. Instructions on the ways you can exercise your voting rights are found starting on page 2 of this circular.

If you are able to attend the meeting in person, there will be an opportunity to ask questions as well as to meet your fellow shareholders. If you are unable to attend or participate, there are other ways that you can watch the meeting:

•	Webcast: We will provide live coverage of the meeting from our website at www.td.com/investor/index.jsp

•	Replay: A recorded version of the meeting will be available on our website following the meeting at www.td.com/investor-relations/ir-homepage/annual-meetings/2015/index.jsp

We look forward to hearing directly from shareholders at our meeting and hope that you will be able to participate.

Sincerely,

Brian M. Levitt Chairman of the Board	Bharat B. Masrani Group President and Chief Executive Officer

Notice of Annual Meeting

of Common Shareholders of The Toronto-Dominion Bank

DATE:	Thursday, March 26, 2015

TIME:	9:30 a.m. (Eastern)

PLACE:	Metro Toronto Convention Centre John Bassett Theatre, North Building 255 Front Street West Toronto, Ontario M5V 2W6

Purposes of the meeting:

1.	To receive the financial statements for the year ended October 31, 2014, and the auditor’s report thereon;

2.	To elect directors;

3.	To appoint the auditor;

4.

To consider, in an advisory, non-binding capacity, the approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Compensation” sections of the accompanying management proxy circular;

5.	To consider certain shareholder proposals set out in Schedule A to the accompanying management proxy circular; and

6.	To transact such other business properly brought before the meeting.

On February 2, 2015 (the date for determining which shareholders are entitled to receive this notice), there were 1,849,157,097 outstanding common shares of The Toronto-Dominion Bank (the bank) which were, subject to applicable Bank Act (Canada) restrictions, eligible to vote on each of the matters to be voted on at the meeting.

If you cannot attend, you are encouraged to vote your shares using the enclosed form of proxy or request for voting instructions.

Registered Shareholders

Registered shareholders should complete and sign the enclosed form of proxy and return it by email or fax as indicated on the form or in the envelope provided. Proxies must be received by the bank’s transfer agent, CST Trust Company, or the bank’s corporate secretary at least twenty-four (24) hours prior to the meeting.

The bank’s transfer agent, CST Trust Company	OR	The bank’s corporate secretary

•   by email at: proxy@canstockta.com

•   by fax at: (416) 368-2502 or (toll-free) 1-866-781-3111

•   by mail at: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1

•   by hand delivery at: 320 Bay Street, B1 Level, Toronto, Ontario M5H 4A6

• by mail or hand delivery at: Legal Department, The Toronto-Dominion Bank, TD Bank Tower, 66 Wellington St. West, 12th Floor, Toronto, Ontario M5K 1A2

Beneficial Owners (Non-registered Shareholders)

Beneficial owners should carefully follow the voting instructions on the request for voting instructions provided by their intermediaries.

For more information about registered shareholders and beneficial owners, including applicable Bank Act (Canada) restrictions, please see the “Voting Information” section of the accompanying management proxy circular.

Toronto, February 19, 2015

By Order of the Board

Philip C. Moore Senior Vice President, Deputy General Counsel and Corporate Secretary

MANAGEMENT PROXY CIRCULAR

WHAT’S INSIDE

All information in this management proxy circular (the circular) is as of January 22, 2015, unless otherwise indicated. Additional information about The Toronto-Dominion Bank (the bank or TD) is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, as well as on our website at www.td.com.

VOTING INFORMATION

WHY DOES THE BANK HOLD AN ANNUAL MEETING?

Under the Bank Act (Canada) (the Bank Act), there are several things that we must accomplish each year at an annual meeting of our shareholders, including electing the directors and appointing the shareholders’ auditor. We also look forward to the annual meeting as an opportunity to look at the accomplishments and challenges of the past year, talk about what is coming up, and hear directly from our shareholders.

WHY DID I RECEIVE THIS MANAGEMENT PROXY CIRCULAR?

You received this circular because management of the bank is soliciting proxies from you to be used at the annual meeting of common shareholders of the bank (the meeting) to be held at the time and place and for the purposes listed in the notice of annual meeting accompanying this circular. This circular also provides a way for the directors and management of the bank to communicate proactively with you on important issues. In this circular, “you” means you in your capacity as a holder of common shares of the bank (common shares).

HOW ARE PROXIES BEING SOLICITED?

The bank’s solicitation of proxies will primarily be by mail, but may also be made by telephone, in writing or in person by directors, officers and employees of the bank. The bank may also use the services of an outside agency to solicit proxies on its behalf. The cost of solicitation will be borne by the bank.

HOW MANY VOTES DO I GET?

Except for some restrictions explained below under the heading “What Are the Number of Eligible Votes and Voting Restrictions?”, you are entitled to one vote for each common share registered in your name or beneficially owned by you on February 2, 2015.

WHAT ARE THE NUMBER OF ELIGIBLE VOTES AND VOTING RESTRICTIONS?

On February 2, 2015 (the date for determining which shareholders are entitled to vote at the meeting), there were 1,849,157,097 outstanding common shares that were eligible to vote on each of the matters to be voted on at the meeting, subject to applicable Bank Act restrictions.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     1

The Bank Act prohibits the ownership by one person or entity of more than 10% of the common shares without approval in accordance with its provisions. To the knowledge of the directors and executive officers of the bank, no person owns or exercises control over more than 10% of the common shares.

The Bank Act also restricts the voting rights of the bank’s shareholders in certain circumstances. Shares cannot be voted, either in person or by proxy, if they are beneficially owned by the Government of Canada or a province, or by the government of a foreign country or any political subdivision of a foreign country or by an agency of any of these entities. In addition, no person and no entity controlled by any person may cast votes in respect of any shares beneficially owned by the person or the entity that represent, in the aggregate, more than 20% of the eligible votes. For more information about voting restrictions, please contact TD Shareholder Relations (contact information is provided on page 72 of this circular).

HOW DO I VOTE?

Beneficial Owners (Non-Registered Shareholders)

Most of the bank’s shareholders are ‘beneficial owners’ who are non-registered shareholders. You are a beneficial owner if you beneficially own common shares that are held in the name of an intermediary, such as a bank, trust company, securities broker, trustee or other nominee, and therefore do not have the shares registered in your own name.

Beneficial owners may vote either in person or by proxy. As required by Canadian securities laws, you will receive a request for voting instructions for the number of common shares held. For your common shares to be voted, you must carefully follow the voting instructions on the request for voting instructions that is provided to you by your intermediary.

You must complete the following steps to vote in person at the meeting: (a) insert your own name in the space provided or mark the appropriate box on the request for voting instructions to appoint yourself as the proxyholder; and (b) return the document in the envelope provided or as otherwise permitted by your intermediary. No other part of the form should be completed. In some cases, your intermediary may send you additional documentation that must also be completed in order for you to vote in person at the meeting.

Registered Shareholders

You are a registered shareholder if your name appears on your common share certificate or if you hold your common shares through the Direct Registration System in the United States. Registered shareholders eligible to vote can vote in person at the meeting.

If you are eligible to vote but will not be attending the meeting in person, you can authorize another person, called a proxyholder, to attend the meeting and vote on your behalf.

Any legal form of proxy may be used and a form of proxy is provided with this circular for eligible shareholders. How registered shareholders can vote by proxy is explained under the heading “How Will My Shares Be Voted If I Vote By Proxy?”.

HOW WILL MY SHARES BE VOTED IF I VOTE BY PROXY?

If you are eligible to vote, and you have properly completed and signed the enclosed form of proxy or request for voting instructions, the proxyholder will be required to vote your common shares in accordance with your instructions. For the election of directors and the appointment of the shareholders’ auditor, you may vote FOR or WITHHOLD; for the advisory, non-binding vote on the approach to executive compensation, you may vote FOR or AGAINST; and for each of the shareholder proposals, you may vote FOR, AGAINST or ABSTAIN.

If you appoint the persons designated in the enclosed form of proxy or request for voting instructions as the proxyholder, unless otherwise specified, your common shares will be voted at the meeting as follows:

FOR the election as directors of the nominees whose names are set out under the heading “Director Nominees”;

FOR the appointment of Ernst & Young LLP as auditor;

FOR, in an advisory, non-binding capacity, the approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Compensation” sections of this circular; and

AGAINST each of the shareholder proposals set out in Schedule A.

WHAT IF AMENDMENTS TO THESE MATTERS ARE RAISED OR NEW MATTERS ARE BROUGHT BEFORE THE MEETING?

The enclosed form of proxy or request for voting instructions gives authority to the persons named on it to use their discretion in voting on amendments or variations to matters identified in this circular, or other matters that may properly come before the meeting. As of the time of printing of this circular, management is not aware of any amendment, variation or other matter expected to come before the meeting. If, however, other matters properly come before the meeting, it is intended that the person appointed as proxyholder will vote on them in a manner the proxyholder considers to be proper in his or her discretion.

2    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

CAN I APPOINT A DIFFERENT PROXYHOLDER?

Yes. If you are a registered Canadian or U.S. shareholder or if you are a Canadian beneficial owner, you can appoint a different proxyholder. The persons named as proxyholders in the enclosed form of proxy or request for voting instructions are directors and/or officers of the bank. If you wish to appoint a different person to represent you at the meeting, you may do so in one of the following ways. Proxies must be received by CST Trust Company, the bank’s transfer agent, or the bank’s corporate secretary at least twenty-four (24) hours before the meeting. Contact information for the bank’s transfer agent and the bank’s corporate secretary is provided on the notice of annual meeting on the inside front cover of this circular.

Registered Shareholders (Canada or U.S.)		Beneficial Owners (Non-Registered Shareholders) (Canada only)		Beneficial Owners (Non-Registered Shareholders) (U.S. only)

1.	Either insert such person’s name in the blank space provided in the form of proxy OR complete another legal form of proxy.	1.	Insert such person’s name in the blank space provided in the request for voting instructions provided by your intermediary.	1.	Check the box: “To attend the meeting and vote these shares in person” on the request for voting instructions provided by your intermediary, thereby requesting a legal proxy to be sent to you.

2.	Deliver the proxy in any of the ways indicated for registered shareholders in the notice of annual meeting accompanying this circular.	2.	Return the voting instructions in the envelope provided or as otherwise permitted by your intermediary, following the voting procedures provided by your intermediary.	2.	Return the voting instructions in the envelope provided or as otherwise permitted by your intermediary, following the voting procedures provided by your intermediary.

				3.	In the legal proxy that is sent to you, appoint a designate to attend the meeting and vote your shares in person.

Remember that your proxyholder must attend the meeting in person in order for your vote to be taken.

WHAT IF I WANT TO CHANGE MY VOTE?

If you are a registered shareholder and you have signed and returned the enclosed form of proxy or another legal form of proxy, you may revoke it by delivering written notification to the corporate secretary of the bank in any of the ways indicated for registered shareholders in the notice of annual meeting accompanying this circular not later than 5:00 p.m. (Eastern) on March 25, 2015 or to the chairman of the meeting before the start of the meeting. Your written notification must state clearly that you wish to revoke the proxy. If you are a beneficial owner, please contact your intermediary for instructions on how to revoke your voting instructions.

IS MY VOTE CONFIDENTIAL?

Proxies are counted and tabulated by CST Trust Company, the bank’s transfer agent, and are not submitted to the management of the bank unless a shareholder clearly intends to communicate his or her comments to the bank or legal requirements make it necessary. Shareholders wishing to maintain complete confidentiality of their holdings and their voting may register their common shares in the name of a nominee.

HOW MANY VOTES ARE REQUIRED TO PASS A MATTER ON THE AGENDA?

A simple majority of the votes cast, in person or by proxy, is required for each of the matters specified in this circular.

WHERE CAN I GET THE VOTING RESULTS OF THE MEETING?

Voting results of the meeting are available shortly after the meeting on our website at www.td.com/investor, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

CAN I GET MY MEETING MATERIALS DELIVERED ELECTRONICALLY?

We offer electronic delivery (e-delivery) of annual shareholder meeting materials for Canadian and U.S. beneficial owners who provide their consent, which is required by the Bank Act. Beneficial owners can vote and sign-up for e-delivery online at www.proxyvote.com using their 12 digit control number provided on their request for voting instructions. After the meeting, beneficial owners can still sign-up for e-delivery by contacting their intermediary for a unique enrollment number and instructions. We look forward to introducing e-delivery of annual shareholder meeting materials to registered shareholders in the future.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     3

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The comparative consolidated financial statements of the bank and management’s discussion and analysis for the year ended October 31, 2014 (the 2014 MD&A) are included in the bank’s 2014 annual report, which has been mailed to shareholders with this circular and is available on our website at www.td.com, on SEDAR at www.sedar.com, and in the bank’s annual report on Form 40-F on EDGAR at www.sec.gov. The bank’s financial statements for the year ended October 31, 2014 and the auditor’s report on them will be placed before the shareholders at the meeting.

ELECTION OF DIRECTORS

The nominees proposed for election as directors were recommended to the board of directors by the corporate governance committee and are listed in the “Director Nominees” section of this circular. All nominees (with the exceptions of Messrs. Brian Ferguson and Claude Mongeau) are currently directors of the bank. All nominees have established their eligibility and willingness to serve as directors. Each director will be elected to hold office until the close of the next annual meeting of common shareholders of the bank.

Under the bank’s Corporate Governance Guidelines (available on our website at www.td.com/governance/index.jsp), any nominee in an uncontested election who receives, from the common shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election (i.e., the nominee is not elected by at least a majority of 50% + 1 vote) must immediately tender his or her resignation to the chairman of the board. The corporate governance committee and the board will expeditiously consider the director’s offer to resign. The board will accept the resignation offer unless there are exceptional circumstances, and the resignation will take effect as soon as the board accepts it. The board will make its final determination within 90 days of the relevant shareholders’ meeting and promptly announce that decision (including, if applicable, the reasons for rejecting the resignation) through a news release. Any director who tenders his or her resignation pursuant to the bank’s majority voting policy will not participate in any deliberations on the resignation offer by the corporate governance committee or the board. In the event any director fails to tender his or her resignation in accordance with the majority voting policy, the board will not re-nominate the director. The board is not limited in any action it may take if a director’s resignation is accepted, including appointing a new director to fill the vacancy. The majority voting policy does not apply to a contested election of directors; that is, where the number of nominees exceeds the number of directors to be elected.

Unless otherwise instructed, the persons designated in the enclosed form of proxy or request for voting instructions intend to vote FOR the nominees listed in the “Director Nominees” section of this circular. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise specified, the persons designated in the enclosed form of proxy or request for voting instructions may vote in their discretion for any substitute nominee(s).

APPOINTMENT OF AUDITOR

It is proposed that the firm of Ernst & Young LLP be reappointed as auditor of the bank (the shareholders’ auditor). The persons designated in the enclosed form of proxy or request for voting instructions intend to vote FOR the reappointment of Ernst & Young LLP as the shareholders’ auditor until the next meeting of shareholders at which an auditor is appointed. Ernst & Young LLP was appointed as the shareholders’ auditor for the year ended October 31, 2014, in accordance with the Bank Act and the recommendation by the audit committee, and has been the bank’s sole independent external auditor since the beginning of the year ended October 31, 2006.

Pre-Approval Policies and Shareholders’ Auditor Service Fees

The bank’s audit committee has implemented a policy restricting the services that may be provided by the shareholders’ auditor and the fees paid to the shareholders’ auditor. Any service to be provided by the shareholders’ auditor must be permitted by law and by the policy, and must be pre-approved by the audit committee pursuant to the policy, along with the associated fees for those services. For further information on the pre-approval policies and shareholders’ auditor service fees, see the discussion starting on page 21 of the bank’s 2014 annual information form (www.sedar.com or www.td.com/investor/other.jsp).

Fees paid by the bank to the current shareholders’ auditor, Ernst & Young LLP, for the past three fiscal years are detailed in the table below.

	Fees Paid to Ernst & Young LLP
(thousands of Canadian dollars)	2014	2013	2012
Audit fees	$21,424	$19,649	$20,445
Audit-related fees	1,540	1,915	1,501
Tax fees	4,859	3,588	2,851
All other fees	1,073	933	976
Total	$28,896	$26,085	$25,773

Notes:

•

Audit fees are fees for the professional services in connection with the audit of the bank’s financial statements and the audit of its subsidiaries, other services that are normally provided by the shareholders’ auditor in connection with statutory and regulatory filings or engagements, and the performance of specified procedures with respect to qualified intermediary requirements for reporting to the Internal Revenue Service, United States.

4    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

•

Audit-related fees are fees for assurance and related services that are performed by the shareholders’ auditor. These services include employee benefit plan audits, accounting and tax consultations, and attest services in connection with mergers, acquisitions and divestitures, including audit procedures related to opening balance sheet and purchase price allocation, application and general control reviews, attest services not required by statute or regulation, translation of financial statements and reports in connection with the audit or review, interpretation of financial accounting, tax and reporting standards, and information technology advisory services.

•

Tax fees comprise income and commodity tax compliance generally involving the preparation of original and amended tax returns and claims for refund, tax advice, including assistance with tax audits, appeals and rulings plus tax advice related to mergers, acquisitions and financing structures, electronic and paper based tax knowledge publications, and tax planning, including transfer pricing matters.

•

All other fees include fees for insolvency and viability matters, limited to cases in which the bank is a minority syndicate participant and not in a position to influence or select the external audit firm to use. In these instances, the shareholders’ auditor is retained to provide assistance on operational business reviews, lender negotiations, business plan assessments, debt restructuring and asset recovery. Also included in this category are fees for audits of charitable organizations, reports on control procedures at a service organization, audit services for certain special purpose entities administered by the bank, U.S. Securities and Exchange Commission-registered fund audits, benchmark studies, database services for tax compliance, and performance and process improvement services.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Shareholders may cast an advisory vote on the approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Compensation” sections of this circular. These sections describe the role of the human resources committee of the board of directors (HRC) in overseeing compensation at the bank, as well as the bank’s executive compensation principles and the key design features of compensation plans for executives.

While the advisory vote is non-binding, the HRC and the board of directors will take the results of the vote into account, as they consider appropriate, when considering future compensation policies, procedures and decisions. In addition, the bank is committed to ensuring that it communicates effectively and responsively with shareholders, other interested parties and the public. As part of that commitment, the bank’s directors periodically engage certain shareholders and governance stakeholders directly to discuss the approach to executive compensation. Finally, the bank offers shareholders several ways to communicate directly with the independent directors through the chairman of the board, including by email c/o TD Shareholder Relations at tdshinfo@td.com. Emails addressed to the chairman of the board received from shareholders and expressing an interest to communicate directly with the independent directors via the chairman will be provided to him.

The board of directors recommends that shareholders vote FOR the following resolution and, unless otherwise instructed, the persons designated in the enclosed form of proxy or request for voting instructions intend to vote FOR the following resolution:

“RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Compensation sections located on pages 24 to 34 of the management proxy circular.”

The bank’s Corporate Governance Guidelines provide that, if a significant number of the shares represented in person or by proxy at the meeting are voted against the advisory resolution, the chairman of the board will oversee a process to better understand opposing shareholders’ specific concerns. The HRC will then review the approach to executive compensation in the context of shareholders’ specific concerns and may make recommendations to the board of directors. Following the review by the HRC, the bank will aim to disclose a summary of the process undertaken and an explanation of any resulting changes to executive compensation within six months of the shareholders’ meeting and, in any case, not later than in the management proxy circular relating to the subsequent annual shareholders’ meeting.

SHAREHOLDER PROPOSALS

Attached to this circular as Schedule A are certain shareholder proposals which have been submitted for consideration at the meeting and the explanation of the board of directors of its reasons for opposing these proposals. If these proposals are put forward at the meeting, unless otherwise specified, those persons designated in the enclosed form of proxy or request for voting instructions intend to vote AGAINST each of these proposals.

The final date for submissions of proposals by shareholders to the bank for inclusion in the management proxy circular in connection with next year’s annual meeting of common shareholders of the bank is November 21, 2015.

Proposals should be addressed to: Attention: Corporate Secretary, Legal Department, The Toronto-Dominion Bank, TD Bank Tower, 66 Wellington Street West, 12th Floor, Toronto, Ontario, M5K 1A2, or by facsimile to 416-982-6166, or by email to tdshinfo@td.com.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     5

DIRECTOR NOMINEES

The following charts provide information on the nominees proposed for election as directors at the meeting. Included in these charts is information relating to the nominees’ current membership on committees of the board, other public board memberships held in the past five years, key areas of expertise/experience, and board and committee meeting attendance in the 12 months ended October 31, 2014, as applicable. In that period, the board held eight regularly scheduled meetings and one special meeting. Special meetings are called on shorter notice than regularly scheduled meetings, which are scheduled a year or more in advance. In addition to the attendance listed below, directors from time to time attend other committee meetings by invitation. All nominees who are currently directors attended more than 75% of total eligible board and committee meetings.

The charts also show principal occupation(s) held in the last five years. In addition, the charts show each nominee’s current bank equity ownership consisting of common shares beneficially owned, directly or indirectly, or controlled or directed, as well as deferred share units (DSUs) (each equivalent to a common share, as described in greater detail on page 15) credited to each nominee as part of director compensation. The total equity value and amount by which it exceeds the director’s share ownership requirement (SOR) is based on the bank’s stock price at the end of the preceding calendar year and is presented in Canadian dollars. SOR is described further under the heading “Director Share Ownership Requirement” in the “Director Compensation” section of this circular.

William E. Bennett Age: 68 Chicago, IL, U.S.A. Independent Director since 2004 Results of 2014 vote: 98.9% in favour Designated Audit Committee Financial Expert(1)

Mr. Bennett is a Corporate Director. He is the former President and Chief Executive Officer of Draper & Kramer, Inc., a Chicago-based financial services and real estate company. Mr. Bennett is the former Chief Credit Officer of First Chicago Corporation and its principal subsidiary First National Bank of Chicago. Mr. Bennett holds an undergraduate degree in economics from Kenyon College and a master’s degree in business administration from the University of Chicago.

Key Areas of Expertise/Experience
	• Audit/Accounting			• Risk Management
	• Financial Services			• Senior Executive/Strategic Leadership
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)
	Board Audit (chair) Corporate Governance Risk Combined Total		9 of 9 9 of 9 6 of 6 10 of 10 34 of 34	100% 100% 100% 100% 100%	• Capital Power Corporation (2009 — present)
Equity Ownership
	Year(2)	Common Shares	DSUs(3)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR
	2015	Nil	78,899	78,899	$4,379,683	$3,839,683	8.11
	2014	Nil	72,135	72,135	$3,610,717	$3,070,717	6.69

John L. Bragg Age: 74 Collingwood, NS, Canada Independent Director since 2004 Results of 2014 vote: 99.6% in favour

Mr. Bragg is the Chairman, President and Co-Chief Executive Officer of Oxford Frozen Foods Limited, a food manufacturer. He is also an officer of a number of associated companies including Bragg Communications Incorporated, which operates under the brand name of Eastlink. Mr. Bragg holds undergraduate degrees in commerce and education from Mount Allison University, of which he is a past Chancellor, and holds honorary doctorate degrees from Mount Allison, Dalhousie, Acadia and St. Francis Xavier Universities. Mr. Bragg was made an Officer of the Order of Canada in 1996.

Key Areas of Expertise/Experience
	• Audit/Accounting			• Senior Executive/Strategic Leadership
	• Marketing/Brand Awareness			• Talent Management & Executive Compensation
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)
	Board Audit Combined Total		9 of 9 8 of 9 17 of 18	100% 89% 94%	• Maple Leaf Foods Inc. (2008 — present) • Sobeys Inc. (1998 — 2010) (reporting issuer but not listed on a stock exchange) • Empire Company Limited (1999 — 2010)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR
	2015	618,164	64,033	682,197	$37,868,755	$37,328,755	70.13
	2014	606,064	57,745	663,809	$33,226,959	$32,686,959	61.53

6    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Amy W. Brinkley Age: 59 Charlotte, NC, U.S.A. Independent Director since 2010 Results of 2014 vote: 97.0% in favour

Ms. Brinkley, Consultant, is owner and founder of AWB Consulting, LLC, an executive advising and risk management consulting firm. She is the former Global Risk Executive at Bank of America and was a director of the Institute of International Finance, Inc. Ms. Brinkley holds an undergraduate degree in interdisciplinary studies from the University of North Carolina. She also serves as a commissioner for the Carolinas Healthcare System.

Key Areas of Expertise/Experience
	• Financial Services			• Marketing/Brand Awareness
	• Governance			• Risk Management
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)
	Board Human Resources Risk Combined Total		9 of 9 7 of 7 10 of 10 26 of 26	100% 100% 100% 100%	• Carter’s, Inc. (2010 — present)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR
	2015	2,400	24,995	27,395	$1,520,696	$980,696	2.82
	2014	2,400	19,777	22,177	$1,110,070	$570,070	2.06

Brian C. Ferguson Age: 58 Calgary, AB, Canada Independent New nominee

Mr. Ferguson is the President and Chief Executive Officer of Cenovus Energy Inc., a Canadian integrated oil company. Prior to leading Cenovus Energy Inc., Mr. Ferguson was the Executive Vice-President and Chief Financial Officer of Encana Corporation. Mr. Ferguson holds an undergraduate degree in commerce from the University of Alberta. Mr. Ferguson is a Chartered Accountant and a Fellow of the Chartered Accountants of Alberta.

Key Areas of Expertise/Experience
	• Audit/Accounting			• Government/Public Affairs
	• Corporate Responsibility			• Senior Executive/Strategic Leadership
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)
	New Nominee		N/A		• Cenovus Energy Inc. (2009 — present)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR(5)	Total as a Multiple of SOR(5)
	2015	1,000	Nil	1,000	$55,510	($484,490)	0.10

Colleen A. Goggins Age: 60 Princeton, NJ, U.S.A. Independent Director since 2012 Results of 2014 vote: 99.8% in favour

Ms. Goggins is a Corporate Director. She was the Worldwide Chairman, Consumer Group at Johnson & Johnson and a member of its Executive Committee from 2001 to 2011. Ms. Goggins is a member of the supervisory board of KraussMaffei Group GmbH. Ms. Goggins holds an undergraduate degree in food chemistry from the University of Wisconsin and a master’s degree in management from the Kellogg School of Management, Northwestern University.

Key Areas of Expertise/Experience
	• Corporate Responsibility			• Senior Executive/Strategic Leadership
	• Marketing/Brand Awareness			• Talent Management & Executive Compensation
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)
	Board Risk Combined Total		9 of 9 10 of 10 19 of 19	100% 100% 100%	• Valeant Pharmaceuticals International Inc. (2014 — present)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR
	2015	6,800	14,434	21,234	$1,178,699	$638,699	2.18
	2014	6,800	10,032	16,832	$ 842,526	$302,526	1.56

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     7

Mary Jo Haddad Age: 59 Oakville, ON, Canada Independent Director since 2014

Ms. Haddad is a Corporate Director. She was the President and Chief Executive Officer of The Hospital for Sick Children, Toronto from November 2004 to December 2013. Ms. Haddad holds an undergraduate degree from the Faculty of Nursing at the University of Windsor; a master’s degree in health science from the University of Toronto, and honorary doctorates in law from Ryerson University, the University of Ontario Institute of Technology, and the University of Windsor. Ms. Haddad was made a Member of the Order of Canada in 2010.

Key Areas of Expertise/Experience
	• Government/Public Affairs			• Senior Executive/Strategic Leadership
	• Risk Management			• Talent Management & Executive Compensation
	Board and Committee		Meeting Attendance(6)		Other Public Company directorships (for past five years)
	Board Human Resources Combined Total		N/A		• Telus Corporation (2014 — present)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR(5)	Total as a Multiple of SOR(5)
	2015	100	1,922	2,022	$112,241	($427,759)	0.21

David E. Kepler Age: 62 Sanford, MI, U.S.A. Independent Director since 2013 Results of 2014 vote: 99.8% in favour

Mr. Kepler is a Corporate Director. He was an Executive Vice President of The Dow Chemical Company, a chemical, plastics and advanced materials manufacturer, from March 2008 to January 2015. As an Executive Vice President, Mr. Kepler had responsibility for Business Services, and was the Chief Sustainability Officer and Chief Information Officer of The Dow Chemical Company. Mr. Kepler holds an undergraduate degree in chemical engineering from the University of California, Berkeley, and serves as a trustee for the Berkeley Foundation. Mr. Kepler is also a member of the U.S. National Infrastructure Advisory Council.

Key Areas of Expertise/Experience
	• Corporate Responsibility			• Senior Executive/Strategic Leadership
	• Risk Management			• Technology
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)
	Board(7) Risk(7) Combined Total		9 of 9 8 of 9 17 of 18	100% 89% 94%	• Teradata Corporation (2014 — present)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR(5)	Total as a Multiple of SOR(5)
	2015	4,099	4,290	8,389	$465,673	($ 74,327)	0.86
	2014	3,000	2,119	5,119	$256,232	($283,768)	0.47

Brian M. Levitt Age: 67 Lac Brome, QC, Canada Independent Director since 2008 Chairman since 2011 Results of 2014 vote: 96.7% in favour

Mr. Levitt is non-executive chairman of the board of directors of the bank and is also non-executive Vice-Chair of the law firm Osler, Hoskin & Harcourt LLP. Mr. Levitt is the former President and Chief Executive Officer of Imasco Limited, a Canadian consumer goods and services company. He previously served as non-executive Co-Chair, Osler, Hoskin & Harcourt LLP from September 2012 to July 2014. Between January 2011 and September 2012, Mr. Levitt was Counsel at Osler, Hoskin & Harcourt LLP, and prior to January 2011, he was Co-Chair at Osler, Hoskin & Harcourt LLP. Mr. Levitt holds a law degree from the University of Toronto, where he also completed his Bachelor of Applied Science degree in Civil Engineering.

Key Areas of Expertise/Experience
	• Financial Services			• Legal/Regulatory
	• Governance			• Senior Executive/Strategic Leadership
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)
	Board Corporate Governance (chair) Human Resources Combined Total		9 of 9 6 of 6 7 of 7 22 of 22	100% 100% 100% 100%	• Domtar Corporation (2007 — present) • Talisman Energy Inc. (2013 — present) • BCE Inc. (1998 — 2011) • Bell Canada (2003 — 2011) (reporting issuer but not listed on a stock exchange)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR
	2015	30,000	55,626	85,626	$4,753,099	$3,553,099	3.96
	2014	30,000	46,167	76,167	$3,812,539	$2,612,539	3.18

8    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Alan N. MacGibbon Age: 58 Oakville, ON, Canada Independent Director since 2014 Results of 2014 vote: 99.8% in favour Designated Audit Committee Financial Expert(1)

Mr. MacGibbon has been non-executive Vice-Chair of the law firm Osler, Hoskin & Harcourt LLP since July 2014. He was Global Managing Director, Quality, Strategy and Communications of Deloitte Touche Tohmatsu Limited from June 2011 to September 2013, and was also Senior Counsel to Deloitte LLP (Canada) from June 2012 to December 2013, and the Managing Partner and Chief Executive of Deloitte LLP (Canada) prior to June 2012. Mr. MacGibbon holds an undergraduate degree in business administration and an honorary doctorate degree from the University of New Brunswick. Mr. MacGibbon is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants Ontario.

Key Areas of Expertise/Experience
	• Audit/Accounting			• Senior Executive/Strategic Leadership
	• Risk Management			• Talent Management & Executive Compensation
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)
	Board(8) Audit(8) Combined Total		5 of 5 4 of 4 9 of 9	100% 100% 100%	• None
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR(5)	Total as a Multiple of SOR(5)
	2015	3,933	3,838	7,771	$431,368	($108,632)	0.80
	2014	2,000	Nil	2,000	$100,100	($439,890)	0.19

Harold H. MacKay Age: 74 Regina, SK, Canada Independent Director since 2004 Results of 2014 vote: 99.5% in favour

Mr. MacKay is of counsel to the law firm MacPherson Leslie & Tyerman LLP. Prior to that, he was a partner in the firm from 1969 to his retirement in 2004. Mr. MacKay chaired the Task Force on the Future of the Canadian Financial Services Sector and served as the Clifford Clark Visiting Economist with the Department of Finance of Canada. From March 2007 to April 2014, Mr. MacKay was non-executive Chairman of Domtar Corporation. Mr. MacKay holds an undergraduate degree in economics and political science from the University of Saskatchewan, a law degree from Dalhousie University and an honorary doctorate in law from the University of Regina. Mr. MacKay was made an Officer of the Order of Canada in 2002.

Key Areas of Expertise/Experience
	• Financial Services			• Legal/Regulatory
	• Government/Public Affairs			• Risk Management
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)
	Board Audit(9) Corporate Governance Risk Combined Total		9 of 9 6 of 6 6 of 6 10 of 10 31 of 31	100% 100% 100% 100% 100%	• The Mosaic Company (2004 — 2013) • Domtar Corporation (2007 — 2014)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR
	2015	10,000	63,455	73,455	$4,077,487	$3,537,487	7.55
	2014	10,000	58,333	68,333	$3,420,408	$2,880,408	6.33

Karen E. Maidment Age: 56 Cambridge, ON, Canada Independent Director since 2011 Results of 2014 vote: 99.6% in favour Designated Audit Committee Financial Expert(1)

Ms. Maidment is a Corporate Director. Ms. Maidment was the Chief Financial and Administrative Officer of BMO Financial Group from 2007 to 2009. Prior to that, she was the Senior Executive Vice President and Chief Financial Officer of BMO from 2003 to 2007. Ms. Maidment holds an undergraduate degree in commerce from McMaster University. Ms. Maidment is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants Ontario.

Key Areas of Expertise/Experience
	• Audit/Accounting			• Financial Services
	• Insurance			• Risk Management
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)
	Board Audit Corporate Governance Risk (chair) Combined Total		9 of 9 9 of 9 6 of 6 10 of 10 34 of 34	100% 100% 100% 100% 100%	• TD Ameritrade Holding Company (2010 — present) • TransAlta Corporation (2010 — present)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR
	2015	11,590	18,813	30,403	$1,687,671	$1,147,671	3.13
	2014	11,590	13,143	24,733	$1,238,010	$ 698,010	2.29

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     9

Bharat B. Masrani Age: 58 Toronto, ON, Canada Non-Independent(11) Director since 2014 Results of 2014 vote: 99.5% in favour

Mr. Masrani is the Group President and Chief Executive Officer of the bank. From July 2013 to October 2014, Mr. Masrani was the Chief Operating Officer of the bank. Prior to July 2013, he was Group Head, U.S. Personal and Commercial Banking of the bank and President and Chief Executive Officer, TD Bank US Holding Company and TD Bank, N.A. Mr. Masrani holds an undergraduate degree in administrative studies from York University and a master’s degree in business administration from the Schulich School of Business, York University.

	Key Areas of Expertise/Experience
	• Financial Services			• Risk Management
	• Government/Public Affairs			• Senior Executive/Strategic Leadership
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)
	Board(10)		5 of 5	100%	• TD Ameritrade Holding Company (2013 — present)
	Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	For required and actual share ownership as an executive, see the share ownership table on pages 32 and 33.
	2015	316,422	238,489	554,911
	2014	257,414	230,422	487,836

Irene R. Miller Age: 62 New York, NY, U.S.A. Independent Director since 2006 Results of 2014 vote: 99.7% in favour Designated Audit Committee Financial Expert(1)

Ms. Miller is the Chief Executive Officer of Akim, Inc., an investment management and consulting firm. Ms. Miller is the former Vice Chairman and Chief Financial Officer of Barnes & Noble, Inc. Ms. Miller previously held senior investment banking and corporate finance positions with Morgan Stanley & Co. and Rothschild Inc., respectively. Ms. Miller holds an undergraduate degree in science from the University of Toronto and a master’s of science degree in chemistry and chemical engineering from Cornell University.

Key Areas of Expertise/Experience
	• Audit/Accounting			• Financial Services
	• Capital Markets/Treasury			• Marketing/Brand Awareness
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)
	Board Audit Combined Total		9 of 9 9 of 9 18 of 18	100% 100% 100%	• Inditex, S.A. (2001 — present) • Barnes & Noble, Inc. (1995 — 2012) • Coach, Inc. (2001 — 2014)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR
	2015	20,000	57,289	77,289	$4,290,312	$3,750,312	7.95
	2014	20,000	51,231	71,231	$3,565,468	$3,025,468	6.60

Nadir H. Mohamed Age: 58 Toronto, ON, Canada Independent Director since 2008 Results of 2014 vote: 97.0% in favour

Mr. Mohamed is a Corporate Director. He was the President and Chief Executive Officer of Rogers Communications Inc., a diversified Canadian communications and media company, from March 2009 to December 2013. Prior to that, Mr. Mohamed was the President and Chief Operating Officer, Communications Group of Rogers Communications Inc. Mr. Mohamed holds an undergraduate degree in commerce from the University of British Columbia. Mr. Mohamed is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants British Columbia.

	Key Areas of Expertise/Experience
	• Marketing/Brand Awareness			• Talent Management & Executive Compensation • Technology
	• Senior Executive/Strategic Leadership
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)
	Board Human Resources Combined Total		9 of 9 7 of 7 16 of 16	100% 100% 100%	• Rogers Communications Inc. (2005 — 2013)
	Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs(4)	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR
	2015	6,600	37,127	43,727	$2,427,286	$1,887,286	4.49
	2014	6,600	32,173	38,773	$1,940,783	$1,400,783	3.59

10    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Claude Mongeau Age: 53 Montreal, QC, Canada Independent New nominee

Mr. Mongeau is the President and Chief Executive Officer of Canadian National Railway Company, a North American railroad and transportation company. Prior to June 2009, Mr. Mongeau was Executive Vice-President and Chief Financial Officer of Canadian National Railway Company. Mr. Mongeau holds an undergraduate degree in psychology from the University of Quebec and a master’s degree in business administration from McGill University.

Key Areas of Expertise/Experience
	• Capital Markets/Treasury			• Government/Public Affairs
	• Corporate Responsibility			• Senior Executive/Strategic Leadership
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)(12)
	New Nominee		N/A		• Canadian National Railway Company (2009 — present) • SNC-Lavalin Group Inc. (2003 — present)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR
	2015	36,547	Nil	36,547	$2,028,724	$1,488,724	3.76

Wilbur J. Prezzano Age: 74 Charleston, SC, U.S.A. Independent Director since 2003 Results of 2014 vote: 95.9% in favour

Mr. Prezzano is a Corporate Director. He is the retired Vice Chairman of Eastman Kodak Company, an imaging products and services company. Mr. Prezzano holds an undergraduate degree in economics and a master’s degree in business administration, both from the University of Pennsylvania’s Wharton School.

Key Areas of Expertise/Experience
	• Governance			• Senior Executive/Strategic Leadership
	• Marketing/Brand Awareness			• Talent Management & Executive Compensation
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)
	Board Corporate Governance Human Resources (chair) Combined Total		9 of 9 6 of 6 7 of 7 22 of 22	100% 100% 100% 100%	• Roper Industries, Inc. (1997 — present) • Snyder’s-Lance, Inc. (1998 — present) (formerly Lance, Inc.) • TD Ameritrade Holding Company (2006 — present) • EnPro Industries, Inc. (2006 — 2014)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR
	2015	2,000	97,885	99,885	$5,544,616	$5,004,616	10.27
	2014	2,000	89,258	91,258	$4,567,919	$4,027,919	8.46

Helen K. Sinclair Age: 63 Toronto, ON, Canada Independent Director since 1996 Results of 2014 vote: 96.7% in favour

Ms. Sinclair is the founder and Chief Executive Officer of BankWorks Trading Inc., a provider of broadcast and webcast services for businesses. She is the former President of the Canadian Bankers Association and a former director of the Canada Pension Plan Investment Board. Ms. Sinclair holds an undergraduate degree from York University and a master’s degree from the University of Toronto, both in economics. She is a graduate of the Advanced Management Program of the Harvard Business School.

Key Areas of Expertise/Experience
	• Financial Services			• Government/Public Affairs
	• Governance			• Risk Management
	Board and Committee		Meeting Attendance		Other Public Company directorships (for past five years)
	Board Human Resources Risk Combined Total		9 of 9 7 of 7 9 of 10 25 of 26	100% 100% 90% 96%	• DH Corporation (2004 — present) (formerly Davis + Henderson Corporation) • EPCOR Utilities Inc. (2008 — present) (reporting issuer but not listed on a stock exchange)
Equity Ownership
	Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR
	2015	31,505	51,955	83,460	$4,632,865	$4,092,865	8.58
	2014	30,804	48,158	78,962	$3,952,443	$3,412,443	7.32

Notes:

(1)	As defined in Item 407(d)(5)(ii) of Regulation S-K, promulgated by the U.S. Securities and Exchange Commission.

(2)

Common share and DSU equity ownership amounts for 2015 are as of January 28, 2015. Common share and DSU equity ownership amounts for 2014 are as of January 23, 2014, the information date of last year’s management proxy circular, and have been adjusted to reflect the issuance of additional common shares as a result of the bank’s January 31, 2014 stock dividend of one common share per each issued and outstanding common share, which had the same effect as a two-for-one stock split. The total equity value and amount by which it exceeds the director’s share ownership requirement (SOR) is based on the bank’s stock price at the end of the preceding calendar year (adjusted for 2014 to take into account the impact of the shares issued as a result of the bank’s January 31, 2014 stock dividend) and is presented in Canadian dollars.

(3)	Total includes DSUs earned in respect of service on the boards of TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A.

(4)

For 2015, securities held were valued at the closing price of common shares on the Toronto Stock Exchange (TSX) on December 31, 2014 ($55.51). For 2014, securities held were valued at the closing price of common shares on the TSX on December 31, 2013 ($50.055), as adjusted to take into account the impact of the shares issued as a result of the bank’s January 31, 2014 stock dividend.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     11

(5)	Directors have five years from their respective first election date to meet the SOR.

(6)	Appointed to the board and the human resources committee on December 3, 2014.

(7)	Appointed to the board and the risk committee on December 4, 2013.

(8)	Elected to the board and appointed to the audit committee on April 3, 2014.

(9)	Stepped down from the audit committee on April 3, 2014.

(10)	Elected to the board on April 3, 2014.

(11)

Because of his position, Mr. Masrani, Group President and Chief Executive Officer of the bank, is not considered “independent” under our policy or the Canadian Securities Administrators’ National Policy 58-201 — Corporate Governance Guidelines and is “affiliated” under the Bank Act.

(12)

Mr. Mongeau was, prior to August 10, 2009, a director of Nortel Networks Corporation and Nortel Networks Limited, each of which initiated creditor protection proceedings under the Companies’ Creditors Arrangement Act (Canada) on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East.

Key Areas of Expertise/Experience

The following chart consolidates the four “key areas of expertise/experience” set out above for each director nominee.

Skills/Experience
	Audit/ Account ing	Capital Markets/ Treasury	Corporate Respon sibility	Financial Services	Gover nance	Govern ment/ Public Affairs	Insurance	Legal/ Regulatory	Marketing/ Brand Awareness	Risk Manage ment	Senior Executive/ Strategic Leadership	Talent Management & Executive Compensation	Techno logy
Director
William E. Bennett	✓			✓						✓	✓
John L. Bragg	✓								✓		✓	✓
Amy W. Brinkley				✓	✓				✓	✓
Brian C. Ferguson	✓		✓			✓					✓
Colleen A. Goggins			✓						✓		✓	✓
Mary Jo Haddad						✓				✓	✓	✓
David E. Kepler			✓							✓	✓		✓
Brian M. Levitt				✓	✓			✓			✓
Alan N. MacGibbon	✓									✓	✓	✓
Harold H. MacKay				✓		✓		✓		✓
Karen E. Maidment	✓			✓			✓			✓
Bharat B. Masrani				✓		✓				✓	✓
Irene R. Miller	✓	✓		✓					✓
Nadir H. Mohamed									✓		✓	✓	✓
Claude Mongeau		✓	✓			✓					✓
Wilbur J. Prezzano					✓				✓		✓	✓
Helen K. Sinclair				✓	✓	✓				✓

12    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Board and Committee Meeting Attendance

The following chart summarizes each director nominee’s attendance at board and committee meetings during fiscal 2014.

Director	Board Meetings Attended	Committee Meetings Attended	Total Meetings Attended
William E. Bennett	9 of 9	25 of 25	34 of 34	100%
John L. Bragg	9 of 9	8 of 9	17 of 18	94%
Amy W. Brinkley	9 of 9	17 of 17	26 of 26	100%
Brian C. Ferguson	N/A	N/A	N/A
Colleen A. Goggins	9 of 9	10 of 10	19 of 19	100%
Mary Jo Haddad	N/A	N/A	N/A
David E. Kepler	9 of 9	8 of 9	17 of 18	94%
Brian M. Levitt	9 of 9	13 of 13	22 of 22	100%
Alan N. MacGibbon	5 of 5	4 of 4	9 of 9	100%
Harold H. MacKay	9 of 9	22 of 22	31 of 31	100%
Karen E. Maidment	9 of 9	25 of 25	34 of 34	100%
Bharat B. Masrani	5 of 5	N/A	5 of 5	100%
Irene R. Miller	9 of 9	9 of 9	18 of 18	100%
Nadir H. Mohamed	9 of 9	7 of 7	16 of 16	100%
Claude Mongeau	N/A	N/A	N/A
Wilbur J. Prezzano	9 of 9	13 of 13	22 of 22	100%
Helen K. Sinclair	9 of 9	16 of 17	25 of 26	96%

Additional Information About Directors Not Standing for Election

Mr. Henry H. Ketcham, an independent director who has served as a director of the bank since January 1999, will not be standing for re-election at the meeting. Mr. Ketcham is the Executive Chairman of West Fraser Timber Co. Ltd., an integrated forest products company. Prior to March 2013, he was the Chairman and Chief Executive Officer of West Fraser Timber Co. Ltd. Mr. Ketcham attended 9 of 9 meetings of the board and 7 of 7 meetings of the HRC during fiscal 2014. Mr. W. Edmund Clark retired as Group President and Chief Executive Officer of the bank on October 31, 2014. Mr. Clark served as a non-independent director from August 2000 until his retirement from the bank on October 31, 2014. Mr. Clark attended 9 of 9 meetings of the board during fiscal 2014. Mr. Hugh J. Bolton, the non-executive Chair of the board of directors of EPCOR Utilities Inc., an integrated energy company, served as an independent director from April 2003 until his retirement from the board on April 3, 2014. Mr. Bolton attended 4 of 4 meetings of the board, 5 of 5 meetings of the audit committee, and 4 of 4 meetings of the risk committee in the portion of fiscal 2014 during which he was a director of the bank.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     13

DIRECTOR COMPENSATION

Director compensation is structured to compensate directors appropriately for their time and effort overseeing the effective operation of the bank and to align directors’ interests with those of shareholders. Each of our directors devotes considerable time to their duties, in light of the size and complexity of the bank and the intensity of regulatory oversight and scrutiny. In addition, the chairman and committee chairs engage regularly with the bank’s regulators to engender trust and confidence in the quality of the board’s governance and effective oversight of the bank, as well as to clarify expectations, seek guidance, and discuss issues. The bank believes in a simple, easy to understand compensation structure and, as such, directors are compensated on an annual basis to cover all aspects of their workload and responsibilities as directors of the bank. The board’s corporate governance committee is responsible for reviewing all aspects of director compensation to satisfy itself that director compensation remains appropriate within the market. The board determines the form and amount of director compensation based on the recommendation of the corporate governance committee.

In reviewing the compensation paid to directors, compensation was benchmarked against a peer group of large financial institutions and, for reference purposes, was also reviewed against a group of large Canadian publicly-traded companies, both of which are listed below.

Financial Institutions	Large Canadian Publicly Traded Companies
• Bank of Montreal • Canadian Imperial Bank of Commerce • PNC Financial Services Group Inc. • Royal Bank of Canada • The Bank of Nova Scotia • U.S. Bancorp	• BCE Inc. • Brookfield Asset Management Inc. • Canadian Tire Corporation • Canadian National Railway Company • Enbridge Inc. • Imperial Oil Limited	• Manulife Financial Corporation • Potash Corporation of Saskatchewan Inc. • Suncor Energy Inc. • Sun Life Financial Inc. • Thomson Reuters Corporation

Following the 2014 review, the corporate governance committee determined that the compensation structure was appropriate, and that no changes were required for fiscal 2015.

ELEMENTS OF DIRECTOR COMPENSATION

The following table provides an outline of the different elements of director compensation for non-management directors for fiscal 2014. Directors who are also employees of the bank or its subsidiaries do not receive any director compensation. As such, Mr. Clark and Mr. Masrani did not receive any director compensation during fiscal 2014.

Annual Cash Retainer
Chairman of the board(1)	$200,000
Other directors(2)	$90,000
Equity Award(3)
Chairman of the board	$200,000
Other directors	$110,000
Additional Committee Membership Fees
Chair of the audit committee(4)	$50,000
Chair of other board committees(4)	$50,000
Additional committee memberships(5)	$15,000
Special board and committee meeting fee(6)	$1,500

Notes:

(1)	Does not receive any committee or special meeting fees.

(2)	Includes any compensation for serving on one committee.

(3)	Subject to board approval, directors may receive an equity award paid in the form of DSUs.

(4)	Committee chair fees are paid 50% in cash and 50% in DSUs.

(5)	Applies to directors who serve on more than one committee. Committee chairs are not paid an additional fee for serving on the corporate governance committee.

(6)	For each special (i.e., non-scheduled) meeting in excess of an aggregate of five special board or committee meetings attended during the fiscal year.

In addition to the fees listed above, certain directors are entitled to annual travel fees in recognition of time spent travelling to board and committee meetings: $10,000 for directors with a principal residence in Québec, $20,000 for directors with a principal residence outside Ontario or Québec, and an additional $15,000 for any director for whom there are no direct flights departing near the location of his or her city of principal residence.

In addition, for acting as the audit committee of the bank’s Canadian federally regulated financial institution subsidiaries and insurance subsidiaries, the audit committee chair annually receives an additional $5,000 and all other audit committee members annually receive an additional $2,500.

14    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Under the bank’s Outside Director Share Plan, a non-employee director may elect to receive all or a portion of his or her annual cash fees, other than committee chair fees, in the form of cash, common shares and/or DSUs, in all cases paid quarterly. Common shares are valued using an average cost per common share on the TSX on the purchase date. Effective 2014, committee chair fees are paid 50% in cash and 50% in DSUs. DSUs are phantom share units that track the price of the common shares, receive additional DSUs when dividends are paid on common shares and have no voting rights. DSUs are valued using the closing price for common shares on the TSX on the trading day prior to the purchase date or grant date. DSUs vest immediately and may be redeemed in cash after the director leaves the service of the board.

DIRECTOR SHARE OWNERSHIP REQUIREMENT

Under the bank’s director share ownership requirement, non-employee directors are expected to acquire common shares with a value equivalent to at least six times their respective annual cash retainer. DSUs are considered the equivalent of common shares for the purposes of the directors’ share ownership requirement.

Directors have five years from their respective first election date to meet the share ownership requirement. A minimum of 60% of the annual fees (excluding any equity grant) payable to a director must be received in the form of DSUs or common shares until the share ownership requirement has been achieved. Directors who are also officers of the bank are subject to separate share ownership requirements, as described in the “Approach to Compensation” section of this circular.

The share ownership requirements for non-employee directors are:

•	Chairman of the board: 6 x annual cash retainer (6 x $200,000 = $1,200,000)

•	Other directors: 6 x annual cash retainer (6 x $90,000 = $540,000)

All current non-employee directors have acquired common shares and DSUs, the total value of which exceeds the director share ownership requirement described above, except for Mr. Kepler (appointed to the board on December 4, 2013), Mr. MacGibbon (elected to the board on April 3, 2014), and Ms. Haddad (appointed to the board on December 3, 2014). Each of Mr. Kepler, Mr. MacGibbon and Ms. Haddad is accumulating equity in accordance with director share ownership guidelines. Individual directors’ share ownership levels are set out in the “Director Nominees” section of this circular.

DIRECTOR COMPENSATION TABLE

The following table summarizes compensation paid to non-employee directors during fiscal 2014.

	Annual Fees Earned
Name(1)	Annual Cash Retainer	Additional Committee	Special Meetings(2)	Committee Chairman	Travel Allowance	Total Annual Fees(3)	Share- based awards(4)	All Other Compensation	Total(5)
William E. Bennett(6)	$90,000	$15,000	$9,500	$50,000	$20,000	$184,500	$110,000	$208,577	$503,077
Hugh J. Bolton(7)	$45,000	$7,500	$2,500	—	$10,000	$65,000	—	$5,000	$70,000
John L. Bragg	$90,000	—	$2,500	—	$20,000	$112,500	$110,000	—	$222,500
Amy W. Brinkley	$90,000	$15,000	$1,500	—	$20,000	$126,500	$110,000	—	$236,500
Colleen A. Goggins	$90,000	—	—	—	$20,000	$110,000	$110,000	—	$220,000
Mary Jo Haddad(8)	—	—	—	—	—	—	$100,833	—	$100,833
David E. Kepler(9)	$82,500	—	—	—	$18,333	$100,833	$110,000	—	$210,833
Henry H. Ketcham(10)	$90,000	—	—	—	$20,000	$110,000	$45,833	—	$155,833
Brian M. Levitt	$200,000	—	—	—	$10,000	$210,000	$200,000	—	$410,000
Harold H. MacKay(11)	$90,000	$22,500	$7,000	—	$20,000	$139,500	$110,000	—	$249,500
Alan N. MacGibbon(12)	$52,500	—	—	—	—	$52,500	$174,167	—	$226,667
Karen E. Maidment	$90,000	$15,000	$7,000	$50,000	—	$162,000	$110,000	—	$272,000
Irene R. Miller	$90,000	—	$2,500	—	$20,000	$112,500	$110,000	—	$222,500
Nadir H. Mohamed	$90,000	—	—	—	—	$90,000	$110,000	—	$200,000
Wilbur J. Prezzano	$90,000	—	$1,500	$50,000	$35,000	$176,500	$110,000	—	$286,500
Helen K. Sinclair	$90,000	$15,000	$1,500	—	—	$106,500	$110,000	—	$216,500

Notes:

(1)

Details of compensation received by Mr. Clark, as Group President and Chief Executive Officer, and Mr. Masrani, as Chief Operating Officer, for fiscal 2014 are provided in the “Summary Compensation Table” in the “2014 Performance and Compensation” section of this circular. Messrs. Clark and Masrani do not appear in this table as they were employee-directors and named executive officers of the bank in fiscal 2014. Messrs. Clark and Masrani did not receive any compensation for serving as directors of the bank or on any bank subsidiary boards (TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A.).

(2)

Amounts reported in the “Special Meetings” column were received for special board and committee meetings attended during the period from the beginning of the fourth quarter of fiscal 2013 to the end of the third quarter of fiscal 2014.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     15

(3)	Amounts reported in the “Total Annual Fees” column were received entirely in DSUs or common shares, instead of cash, except as follows:

Name	Annual Cash Retainer	Other Annual Fees
William E. Bennett	100% Cash	100% Cash
Hugh J. Bolton	100% Cash	100% Cash
Colleen A. Goggins	100% DSUs	40% Cash; 60% DSUs
David E. Kepler	100% Common Shares	100% Cash
Harold H. MacKay	100% Cash	100% DSUs
Alan N. MacGibbon	50% Cash; 50% DSUs	100% DSUs
Helen K. Sinclair	100% Cash	100% Cash

(4)

DSUs awarded on December 11, 2014 relate to the period from November 1, 2014 to October 31, 2015. The grant date fair value is determined using the closing price for common shares on the TSX on the trading day prior to the grant date.

(5)

The total director compensation awarded in fiscal 2014, which is comprised of the amounts disclosed in “Total Annual Fees” column and equity awarded on December 12, 2013 and, in the case of Mr. MacGibbon, April 4, 2014, was $3,488,833.

(6)

The amount reported in the “All Other Compensation” column represents the fees paid to Mr. Bennett for serving as a board member of TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A., each a subsidiary of the bank. Total fees paid to Mr. Bennett for service on these subsidiary boards was composed of: U.S.$57,500 annual director retainer; U.S.$32,500 audit committee chair fee; U.S.$10,000 additional committee membership fee for serving on two committees; U.S.$1,500 special meeting fees; and U.S.$1,250 travel allowance. Mr. Bennett also received an equity grant of U.S.$75,000 on December 11, 2014 in respect of his service on these subsidiary boards. The exchange rate used to convert U.S. dollars to Canadian dollars was the Bank of Canada average exchange rate for the period of November 1, 2013 to October 31, 2014 (C$1.0906 = U.S.$1.00).

(7)

Mr. Bolton did not stand for re-election at the annual meeting held on April 3, 2014 and his annual retainer fees were pro-rated accordingly. The amount reported in the “All Other Compensation” column represents the value of a retirement gift chosen by Mr. Bolton recognizing his service on the board.

(8)	Ms. Haddad was appointed as a director on December 3, 2014 and her equity award was pro-rated accordingly.

(9)	Mr. Kepler was appointed as a director on December 4, 2013 and annual fees were pro-rated accordingly.

(10)	Mr. Ketcham is not standing for re-election at the meeting and his equity award was pro-rated accordingly.

(11)	Mr. MacKay served as a member of the risk committee for half of fiscal 2014 and his additional committee fee was pro-rated accordingly.

(12)

Mr. MacGibbon was elected as a director on April 3, 2014 and his annual fees were pro-rated accordingly. Mr. MacGibbon received an equity award on April 3, 2014 of $64,167 in addition to an equity award of $110,000 on December  11, 2014.

EQUITY TABLE

As of December 2001, the bank stopped issuing stock options to non-employee directors as part of their director compensation. All options that were awarded have been exercised. Mr. Prezzano currently holds options to purchase 4,264 common shares that were received in connection with the privatization of TD Banknorth Inc. on April 20, 2007, wherein certain options to purchase shares of TD Banknorth Inc. were converted into options to acquire common shares. The number of common shares following the conversion was calculated in accordance with the merger agreement relating to the privatization. Mr. Prezzano received his TD Banknorth Inc. options as director compensation for service on the boards of TD Banknorth Inc. and TD Banknorth N.A.

The following table sets out the relevant information regarding options granted to Mr. Prezzano which are currently outstanding.

Name	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-Money Option-based Awards(2)
	(#)	($)		($)
Wilbur J. Prezzano	2,132	U.S.$ 28.69	May 24, 2015	C$ 47,216
	2,132	U.S.$ 27.55	May 9, 2016	C$ 50,023
Total	4,264			C$ 97,239

Notes:

(1)

The number of options held by Mr. Prezzano has been adjusted to reflect the issuance of additional common shares as a result of the bank’s January 31, 2014 stock dividend of one common share per each issued and outstanding common share, which had the same effect as a two-for-one stock split.

(2)

Amounts shown in the “Value of Unexercised In-the-Money Money Option-Based Awards” column represent the dollar amount of in-the-money unexercised options based on the difference between the closing price in U.S. dollars of common shares on the New York Stock Exchange on December 31, 2014, which was U.S.$47.78 and the exercise price of the option. The exchange rate used to convert the U.S. dollar value of unexercised in-the-money option-based awards into Canadian dollars was the Bank of Canada exchange rate on December 31, 2014 (C$1.1601 = U.S.$ 1.00).

16    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

CORPORATE GOVERNANCE

The board of directors is committed to acting in the best interests of the bank and its shareholders. The board fulfills its role directly and through committees to which it delegates certain responsibilities. The board and its committees are focused on the continued improvement of the bank’s governance principles and practices. Maintaining the bank’s leadership position in corporate governance requires constant review of these principles and practices to be sure they meet or exceed evolving best practices and regulatory guidance.

REPORT OF THE BOARD OF DIRECTORS

The board’s responsibilities are set out in its charter (see “Board Mandate” in Schedule B to this circular for details). The board’s activities are conducted under the board charter and the board believes that it has fulfilled its responsibilities in fiscal 2014. In carrying out these responsibilities, the board, as a whole, particularly focused on the following initiatives:

•

Succession Planning: The appointment of the chief executive officer (CEO) of the bank is a critical part of the board’s responsibility to oversee the effective operation of the bank. In 2014, the board oversaw the successful transition of the bank’s CEO, with Bharat Masrani being appointed to that role effective November 1, 2014. As part of the board’s ongoing succession planning process, it reviewed the bank’s talent management strategy and succession plans behind other key leadership roles.

•

Strategy: As part of its responsibility to oversee the execution and fulfillment of the bank’s strategy, the board spent considerable time reviewing the bank’s strategic plans with management, including by evaluating the impact that current and forecasted global economic conditions and political and regulatory considerations may have on the bank’s performance and medium-term outlook. The board’s review also focused on organic growth opportunities, customer experience in new digital and distribution channels, and the strategic implications of new and potentially disruptive technologies and business models for the bank’s competitive position. The board understands that strategic decisions impact the bank’s growth and long-term value, which are of critical importance to shareholders. As such, the board regularly engages management in constructive dialogue, providing appropriate challenge and guidance to management and, where appropriate, considers possible opportunities and approves significant strategic decisions and plans. In 2014, the board provided input on the draft strategic plan and subsequently approved the bank’s 2015 Integrated Plan, including the Long Term Strategic Plan.

•

Risk Management: The board’s responsibilities include satisfying itself that the bank has sufficient capital and liquidity, that the assets of the bank are protected, and that the bank’s risk culture, compensation policies and practices, and control functions are such that the bank is operated within the confines of its board-approved risk appetite. In 2014, the board focused on the bank’s risk appetite and, upon the recommendation of the risk committee, approved the risk appetite statement. In addition, the board reviewed and discussed the bank’s enterprise-wide stress testing, including the impacts of the stress tests on the bank’s capital and earnings. As part of the regular reporting by the bank’s business leaders, the board also reviewed and discussed the risks facing the bank’s various businesses.

•

Board Succession: On the recommendation of the corporate governance committee, the board appointed Ms. Mary Jo Haddad, the former president and chief executive officer of The Hospital for Sick Children (SickKids Hospital), to the board of directors in December 2014. In addition, on the recommendation of the corporate governance committee, Mr. Brian Ferguson, president and chief executive officer of Cenovus Energy Inc., and Mr. Claude Mongeau, president and chief executive officer of Canadian National Railway Company, have been nominated by the board for election as directors at the meeting. Further details are included in the “Report of the Corporate Governance Committee” in this circular.

The reports of the board’s committees, outlining their key charter responsibilities and highlighting their key accomplishments for fiscal 2014, are provided below. The “Report of the Human Resources Committee” and information on executive compensation at the bank also follows. In addition, the bank has provided detailed disclosure of its corporate governance policies and practices in Schedule B to this circular. Additional information relating to corporate governance at the bank is also available at www.td.com/governance.

REPORT OF THE CORPORATE GOVERNANCE COMMITTEE

The corporate governance committee, chaired by the chairman of the board, is responsible for developing the bank’s corporate governance principles aimed at fostering a healthy governance culture at the bank.

The committee’s charter responsibilities include:

•

Reviewing: the competencies and skills of the board, its committees and potential candidates for membership on the board; the compensation of the directors of the bank; the bank’s policies in respect of ethical personal and business conduct; the bank’s corporate governance principles; the criteria for selecting new directors; and the board’s approach to director independence.

•	Overseeing: the bank’s communications with its shareholders, other interested parties and the public through a communication policy that is both proactive and responsive.

•

Monitoring: regulatory developments, trends and guidance in corporate governance and updating the board on such issues, as necessary; the orientation program for new directors; the ongoing education of directors; and the process for the assessment and evaluation of the board, its committees, committee chairs and the chairman of the board.

•	Recommending: an appropriate structure and composition of the board and its committees to the board.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     17

•	Identifying: individuals qualified to become directors and recommending to the board the director nominees for the next annual meeting of common shareholders of the bank.

The corporate governance committee is satisfied that it has fulfilled its responsibilities for fiscal 2014. In carrying out these responsibilities, the committee particularly focused on the following initiatives to further improve the bank’s governance processes and practices:

•

Director Skills/Experience: As part of the committee’s responsibility to assess the overall composition of the board by considering the competencies and personal attributes the board needs to fulfill its wide-ranging responsibilities, the committee reviewed the Director Skills/Experience Matrix to confirm that it continues to reflect the most relevant skill and experience competencies and recommended to the board the addition of an “insurance” competency into the matrix.

•

Board Composition: As part of its responsibility to assess the overall composition of the board, including by considering the competencies and personal attributes of the directors, the committee identified a need for additional directors with certain competencies, including experience leading large complex organizations with multiple stakeholders, and personal attributes, including geographic and gender diversity, to enhance the composition of the board. The committee identified three new director candidates with skills, experience, and personal attributes that will assist the board to fulfill its wide-ranging responsibilities. Each of Ms. Mary Jo Haddad, former president and chief executive officer of SickKids Hospital, Mr. Brian Ferguson, president and chief executive officer of Cenovus Energy Inc., and Mr. Claude Mongeau, president and chief executive officer of Canadian National Railway Company, were determined by the committee to be excellent candidates due in part to their respective proven abilities, including risk management, strategic leadership, financial acumen, and government/public affairs. For further information about the competencies and personal attributes of Ms. Haddad, Mr. Ferguson and Mr. Mongeau, see the “Director Nominees” section of this circular.

•

Committee Chair Succession: As part of the committee’s regular review of the succession plans for the board, the chairman of the board, and the committee chairs, the committee spent considerable time discussing the structure and composition of the board’s committees, including succession planning for the committee chairs. The committee recommended a two-year extension to the terms of Mr. Wilbur Prezzano and Mr. William Bennett as chairs of the HRC and audit committee, respectively.

•

Regulatory Requirements: The expectations of regulators of the bank, various supervisory bodies, and other stakeholders all continued to increase during 2014, and the committee engaged in considerable discussion related to the ways in which the board and each of its committees meet those expectations. In particular, the committee continued to oversee the implementation of the Office of the Superintendent of Financial Institutions’ (OSFI) revised Corporate Governance Guideline which communicates OSFI’s expectations with respect to corporate governance of federally-regulated financial institutions, and received updates on the U.S. Office of the Comptroller of the Currency’s adoption of Guidelines Establishing Heightened Standards for U.S. banks.

•

Corporate Responsibility: As part of the committee’s responsibility for assessing the bank’s corporate responsibility strategy and reporting, the committee reviewed and discussed the bank’s Corporate Responsibility Report with management and received a report on the bank’s relative performance in various rankings and ratings as well as an update on progress in setting corporate responsibility goals and targets.

•

Ombudsman: As part of its responsibility for monitoring the functions of the bank’s Office of the Ombudsman, the committee discussed progress made by the bank’s retail business leaders in the implementation of initiatives to take the bank to “best in class” complaint resolution. In addition, the committee discussed with the Ombudsman the progress made on the number of escalations sent from the bank to the Ombudsman for Banking Services & Investment and to ADR Chambers Banking Ombudsman Office since 2011 and relative to other large Canadian banks.

The board and its committees regularly evaluate and improve the corporate governance policies and procedures of the bank. For more detailed information about our system of corporate governance, please see the discussion in Schedule B to this circular.

The committee is composed entirely of independent directors. In fiscal 2014, the committee met six times. As at October 31, 2014, the following individuals served as members of the corporate governance committee:

Brian M. Levitt (chair) — member since 2010	Karen E. Maidment — member since 2013

William E. Bennett — member since 2012	Wilbur J. Prezzano — member since 2012

Harold H. MacKay — member from 2005-2008 and since 2012

18    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

REPORT OF THE AUDIT COMMITTEE

The audit committee is responsible for supervising the quality and integrity of the bank’s financial reporting, which includes overseeing the integrity of the bank’s financial controls and effectiveness of the internal and external audit functions. Members of the committee are expected to be financially literate or willing and able to acquire the necessary knowledge quickly. In addition, at least one member of the audit committee must be a financial expert, as defined in applicable regulatory requirements. The board has determined that there are currently four audit committee members who have the attributes of an audit committee financial expert (William E. Bennett, Alan N. MacGibbon, Karen E. Maidment, and Irene R. Miller).

The committee’s charter responsibilities include:

•

Overseeing: reliable, accurate and clear financial reporting to shareholders; the effectiveness of the bank’s internal controls including internal control over financial reporting; and the establishment and maintenance of processes that ensure the bank is in compliance with the laws and regulations that apply to it as well as its own policies.

•

Listening: to the shareholders’ auditor, the chief financial officer, the chief auditor, the chief compliance officer, and the global anti-money laundering officer, and evaluating the effectiveness and independence of each.

•	Recommending: to the board for recommendation to the shareholders the annual appointment of the shareholders’ auditor and approving its remuneration.

•

Acting: as the bank’s conduct review committee fulfilling the responsibilities under the Bank Act, which include receiving reports on and approving, if appropriate, certain related party transactions and monitoring compliance with the procedures for resolving conflicts of interest; and as the audit committee and conduct review committee for certain subsidiaries of the bank that are federally-regulated financial institutions and insurance companies.

The committee meets regularly without members of management present, and separately with each of the shareholders’ auditor, the chief executive officer, the chief financial officer, the chief auditor, the chief compliance officer, and the global anti-money laundering officer.

The committee is satisfied that that it has fulfilled its responsibilities for fiscal 2014. In carrying out these responsibilities, the committee particularly focused on the following initiatives:

•

Oversight of Internal Controls including Internal Control Over Financial Reporting: As part of the committee’s oversight responsibility for the effectiveness of the bank’s internal controls, the committee spent a considerable amount of time reviewing and monitoring key internal control issues, the associated risks, and the status of corrective actions. Updates on the status of major projects, effectiveness of key controls, emerging risks and enterprise-wide themes were provided to the committee by the bank’s chief auditor regularly throughout the year. The committee also reviewed information with respect to testing of internal control over financial reporting and the results thereof. The committee approved the internal audit plan and budget for the year. As part of committee’s responsibility to review the results of the independent quality assurance review report on the internal audit division conducted on a five-year cycle, the committee retained an independent third party to conduct a comprehensive assessment of the bank’s global internal audit units’ conformance with the Institute of Internal Auditors Standards. The independent third party reviewed and discussed the results of the assessment, along with the results of benchmarking against sound, leading and evolving industry practices, with the audit committee.

•

Oversight of Shareholders’ Auditor: The committee oversees the bank’s financial reporting process, including the work of the shareholders’ auditor. The shareholders’ auditor is responsible for planning and carrying out, in accordance with professional standards, an audit of the bank’s annual financial statements and reviews of the bank’s quarterly financial statements. The committee assesses the performance and qualification of the shareholders’ auditor and submits its recommendation for appointment or reappointment to the board for recommendation to the shareholders, as set out in the “Business of the Meeting” section of this circular. At least annually, the committee evaluates the performance, qualifications, skills, resources (amount and type), and independence of the shareholders’ auditor, including the lead partner, in order to support the board in reaching its recommendation to appoint the shareholders’ auditor. This annual evaluation includes an assessment of audit quality and service considerations such as: auditor independence, objectivity and professional skepticism; quality of the engagement team; and, quality of the communication and service provided by the shareholders’ auditor. In the evaluation, the committee considers the nature and extent of communications received from the shareholders’ auditor during the year and the responses from management and the committee to an annual questionnaire regarding the performance of, and interactions with, the shareholders’ auditor. The committee conducted the annual assessment and received updates on the resulting action plans in 2014. It also reviewed and discussed the annual independence report of the shareholders’ auditor and received updates from the shareholders’ auditor on accounting and auditing developments. In addition, the committee reviewed and discussed recent regulatory developments globally affecting auditors and their impact on the bank.

•

International Financial Reporting Standards (IFRS) and Regulatory Requirements, including Disclosures: As part of the committee’s responsibility to oversee reliable, clear and accurate financial reporting to shareholders, the committee oversaw the reporting under IFRS. In addition, the committee spent time understanding and reviewing enhanced disclosures mandated by OSFI and by the U.S. Securities and Exchange Commission. The committee also monitored the correspondence between regulators and the bank related to financial reporting.

•

Compliance: As part of the committee’s responsibility to oversee the establishment and maintenance of processes and policies that ensure the bank is in compliance with the laws and regulations that apply to it as well as its own policies, the committee received updates on consumer compliance, the implementation of the U.S. Dodd-Frank Wall Street Reform and Consumer Reform Act, the U.S. Foreign Account Tax Compliance Act, and Canada’s Anti-Spam Legislation.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     19

•

Anti-Money Laundering/Anti-Terrorist Financing (AML/ATF): As part of the committee’s responsibility to oversee the bank’s Global AML/ATF program, including economic sanctions requirements, to ensure the bank is in compliance with the laws and regulations that apply to it as well as its own policies, the committee reviewed and approved the Global AML Department’s annual plan, including the Global AML strategic priorities. The committee was actively engaged in overseeing the execution of these priorities and, in that regard, reviewed and discussed regular reports by the global anti-money laundering officer.

For further information on the audit committee, see the discussion under the heading “Pre-Approval Policies and Shareholders’ Auditor Service Fees” starting on page 21 of the bank’s 2014 annual information form (www.sedar.com or www.td.com/investor/other.jsp).

The committee is composed entirely of independent directors. In fiscal 2014, the committee met nine times, including two joint sessions with the risk committee. As at October 31, 2014, the following individuals served as members of the audit committee:

William E. Bennett (chair) — member since 2005	Karen E. Maidment — member since 2013

John L. Bragg — member since 2004	Irene R. Miller — member since 2006

Alan N. MacGibbon — member since 2014

REPORT OF THE RISK COMMITTEE

The risk committee is responsible for overseeing the management of the bank’s risk profile and the implementation of a sound risk management system throughout the organization. The committee approves enterprise-wide risk management frameworks and policies, recommended by the bank’s management, that support compliance with the bank’s risk appetite, reinforce the bank’s risk culture, and monitor risk trends and the management of risks.

The committee’s charter responsibilities include:

•

Approving: the bank’s enterprise risk framework and related risk category frameworks and policies that establish the appropriate approval levels for decisions and other measures to manage the risk to which the bank is exposed, including the bank’s major risk categories: market, operational, liquidity, credit, capital adequacy, regulatory and legal, reputational, and insurance.

•	Identifying and Monitoring: top and emerging risks for the bank identified in presentations and regular reports to the committee, and evaluating the management and mitigation of those risks.

•	Reviewing: the bank’s risk appetite and related measures for approval by the board and ongoing review of the bank’s risk profile against approved risk appetite measures.

•	Providing: a forum for analysis of an enterprise-wide view of risk, including considering trends and emerging risks.

The committee meets regularly without members of management present, and separately with each of the chief executive officer and the chief risk officer without other members of management present.

The committee is satisfied that it has fulfilled its responsibilities for 2014. The committee, together with the full board of directors, has been, and will continue to be, focused on providing strategic counsel and fostering substantive dialogue with management on risk matters. Highlights of the committee’s work in fiscal 2014 include:

•

Enterprise Risk and Risk Appetite Frameworks: The committee reviewed and approved the bank’s enterprise risk and risk appetite frameworks, which continue to further integrate the risk appetite statement across the enterprise, and enhance the bank’s risk culture and organizational understanding of how the bank views risk, its risk tolerances and escalation requirements. In addition, the committee reviewed, challenged and provided input throughout the year on the updates and proposed enhancements to the bank’s risk appetite statement prior to recommending the revised risk appetite statement to the board for approval. The committee also reviewed Risk Management’s assessment of the bank’s risk performance against the risk appetite statement as a key consideration in the decision making process for senior management compensation. The committee continues to oversee the further enhancement and development of risk frameworks for all of the bank’s major risk categories.

•

Governance, Risk and Control: As part of the committee’s commitment to monitoring the effectiveness and sustainability of the bank’s governance, risk and control framework, the committee reviewed and approved the bank’s Crisis Management Recovery Plan. The committee also reviewed the bank’s technology risk management and information security program and participated in a number of discussions that covered, among other matters, cyber security, management’s oversight of key risks and challenges for the bank’s primary business segments, management’s articulation of the bank’s risk culture, and updates on the management of fraud and insurance risk. The committee also reviewed management updates on Canadian consumer debt and residential secured lending, the new Basel III Liquidity Rules, enhancements to supplier risk management, and the risk data aggregation reporting initiative.

•

Emerging Risk: The committee oversaw the further development of a formal emerging risk identification framework, which provides for the committee’s active involvement through contributing to, and being informed of, the inventory of emerging risks affecting the bank. The committee received emerging risk updates and participated in a number of discussions regarding emerging risks, including a session facilitated by an external subject matter expert. The committee considered and discussed how the bank manages emerging risks, including planning for uncertain, systemic and unexpected impacts.

20    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

•

Risk Culture: The committee remains focused on ensuring the bank continues to build a culture which promotes accountability, learns from past experiences, and encourages open communication and transparency on all aspects of risk taking. The committee has reviewed presentations and been actively engaged in the development of an approach to examine, document and assess the bank’s risk culture.

•

Risk Management Activities: The committee reviewed a number of presentations on risk management activities, including compliance with risk management policies and risk limits, reports relating to the internal capital assessment process, the results of enterprise risk stress testing to identify and assess bank specific risks, inform risk tolerances and support strategic decisions, an in-depth review of the bank’s credit portfolio, and the establishment of a Model Risk Management Framework. The committee also requested and participated in a number of management presentations on issues of specific relevance, such as the Basel Committee on Banking Supervision Data Aggregation initiative, the Advanced Measurement Approach Capital Model application, a Canadian retail New Business and Product Approval Policy case study, and interest rate risks. The committee also carried out an in-depth review of the asset concentration limits for the bank’s significant credit portfolios.

•

Risk Management Reports: In addition to reviewing the quarterly enterprise risk dashboards, the committee approved further enhancements to ensure alignment with changes to the bank’s risk appetite framework. The committee also received updates on the management of the bank’s major risk types and reports on any significant exposures relating to the major risk types, including monitoring the bank’s risk exposure across the organization. As part of the committee’s assessment of the effectiveness of the Risk Management function, it considered the results of the Risk Management annual self-assessment. In addition, the committee considered the results of reviews by the bank’s regulators and supervisors relating to the bank’s Risk Management function and activities and oversaw management’s actions in response.

For more information on how the bank manages risk, please see the “Managing Risk” section of the bank’s 2014 MD&A (www.td.com/investor/index.jsp).

The committee is composed entirely of independent directors. In fiscal 2014, the committee met 10 times, including two joint sessions with the audit committee and one joint session with the HRC. As at October 31, 2014, the following individuals served as members of the risk committee:

Karen E. Maidment (chair) — member since 2011	David E. Kepler — member since 2013

William E. Bennett — member since 2004	Harold H. MacKay — member since 2004

Amy W. Brinkley — member since 2010	Helen K. Sinclair — member from 2002-2004 and since 2010

Colleen A. Goggins — member since 2012

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     21

HUMAN RESOURCES COMMITTEE

LETTER TO SHAREHOLDERS

Dear Shareholder,

Since 2010, shareholders have had an opportunity to vote on the bank’s approach to executive compensation disclosed in the management proxy circular at our annual meeting. The bank is committed to transparency when communicating with investors, and we believe that clear and comprehensive disclosure is critical to allowing shareholders to make an informed vote.

The “Compensation Discussion and Analysis” section of this circular includes extensive disclosure of the bank’s approach to executive compensation. As you consider your advisory vote on executive compensation (say-on-pay) this year, we would like to draw your attention to the following highlights:

2014 PERFORMANCE AND CEO COMPENSATION

As highlighted by the table, TD had a strong year in 2014, despite a challenging operating environment. The bank delivered adjusted earnings(1) of $8.1 billion, with strong contributions from all business lines, and 90% of earnings generated by the bank’s retail businesses. Adjusted earnings per share (EPS) growth was 15.1%, and the bank provided a total return to shareholders (TSR), inclusive of share price appreciation and dividends, of 20.1%.

The bank’s performance exceeded that of the North American peer group on several key measures, and the bank’s customer experience index results increased from 2013, exceeding the target for the year. In addition, the bank continued to be recognized as a leader in customer satisfaction and convenience with numerous awards, including TD Canada Trust being named the leader in customer satisfaction among the big five Canadian banks by J.D. Power and Associates for the 9th year in a row, and recognized for excellence in customer service by Ipsos for the 10th consecutive year.

Performance Measure (1)	2014	Comment (2)(3)
Net Income After Tax (NIAT) (in millions)	$8,127	13.9% growth 11.6% five-year CAGR(4)
Customer Experience Index (CEI)	33.6%	Target of 32.7%
EPS Growth	15.1%	9.8% five-year CAGR Target of 7 to 10% over medium term
TSR (at October 31, 2014)	20.1%	17.4% Canadian peer average 17.8% North American peer average
Return on Risk Weighted Assets	2.53%	2.29% Canadian peer average 2.08% North American peer average
Notes:
(1)

Adjusted results are different from reported results determined in accordance with International Financial Reporting Standards (IFRS). Adjusted results, items of note, and related terms are not defined under IFRS and, therefore, may not be comparable to similar terms used by other issuers. See “How the Bank Reports” on page 9 of the 2014 annual report. For peers, earnings have been adjusted on a comparable basis to exclude identified non-underlying items. For further information, see note 1 on page 28 of this circular.

(2)

Canadian bank peers are Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia. North American bank peers are PNC Financial Services Group Inc. and U.S. Bancorp.

(3)

Five-year CAGR is the compound annual growth rate calculated from 2009 to 2014 on an adjusted basis. The calculation of growth rates include fiscal year balances in accordance with Canadian GAAP for the 2010 financial year and fiscal year balances in accordance with IFRS for 2011 to 2014.

(4)	CEI is a measurement program that tracks TD customers’ loyalty and advocacy. Additional details are provided on page 29 of this circular.

When determining compensation, the HRC considers results on financial and non-financial performance measures, including those outlined above, as well as risks taken by the bank to achieve the results during the year. In 2014, the annual review conducted by the bank’s chief risk officer confirmed that all business segments operated in accordance with the bank’s risk appetite that was approved by the risk committee. As indicated above, and outlined more fully in the “2014 Performance and Compensation” section of this circular, the bank’s financial and non-financial performance was strong during the year.

Another key consideration in the determination of the annual incentive award for the Group President and Chief Executive Officer (CEO) was the result of a comprehensive assessment process that incorporated feedback from all board members and included consideration of performance against the goals and objectives that were agreed to by Mr. Clark and the board at the beginning of the year. After considering his personal performance, and the performance of the bank during the year, the board approved total direct compensation for Mr. Clark of $11.325 million, an increase of 10% from 2013.

CEO SUCCESSION

Over the past several years, the board executed a carefully planned CEO succession process that resulted in Mr. Masrani’s appointment to the role of Group President and CEO effective November 1, 2014. As part of the process, Mr. Masrani spent 16 months as chief operating officer (COO), which provided him with an opportunity to strengthen relationships with key stakeholders, and to work closely with Mr. Clark and the bank’s senior executive team (SET) to enable an orderly transition and continuity of strategy and leadership. Mr. Masrani also focused on ensuring the success of recent acquisitions, the bank’s organic growth plans, and the bank’s talent management and development agenda, all important for the bank’s continued success.

During 2014, the board approved compensation arrangements for Mr. Masrani, including target total direct compensation and pension arrangements appropriate for his role as the new CEO. Details of these new arrangements, which took effect on November 1, 2014, can be found on pages 39 (compensation) and 50 (pension) of this circular.

TD’S APPROACH TO COMPENSATION

The bank’s strategy is to produce long-term profitable growth by building great franchises and delivering value to our customers, shareholders, and communities. To ensure alignment with this strategy, the key performance metrics in the incentive plan for the CEO and other members of the SET include adjusted net income after tax and a measure of our customers’ experience. The net income measure ensures that executives are focused on the bottom line and producing profitable growth. Similarly, the bank is a

22    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

retail focused organization that differentiates itself by being a leader in customer experience and convenience. Including a customer experience measure in our incentive plans ensures that our executives remain focused on the customer while generating profitable growth.

In addition to the key metrics outlined above, the performance of the bank relative to a peer group of similarly sized North American financial institutions is an important consideration when determining final compensation awards. This allows us to appropriately align pay with performance, taking into account external market conditions and the performance of the bank’s competitors.

A key to the success of our compensation system is that we rely on judgment. We do not believe that there is a perfect formula for achieving the right outcome, so we make sure that the HRC, and ultimately the board, has the ability to apply discretion to achieve the right outcomes. We use discretion to account for risk related issues, as well as unexpected or unanticipated internal or external developments. This year, the committee applied negative discretion to awards calculated under the incentive plan to account for the difference between assumptions regarding the external environment at the time targets were set and actual experience during the year. This discretion was used to offset the impact of the favourable change in foreign exchange rates experienced during the year, as well as to back out the gain associated with the sale of a portion of the bank’s stake in TD Ameritrade. A more formulaic approach to compensation would have resulted in awards that were higher than we believe was appropriate in these circumstances.

EMPLOYEE COMPENSATION

Over the past several years, there has been growing interest by some shareholders in the degree to which the HRC is involved in and considers compensation issues for the broader employee population. For many years, the committee has had formal accountabilities for certain aspects of employee compensation. This includes overseeing material employee incentive plans, and overseeing the pension and benefits related programs which are important parts of the total compensation package for all employees.

In addition to these formal accountabilities, the committee receives information on key compensation initiatives for front line employees, and has also discussed the key processes that have been established to ensure the equitable treatment of all employees, including the creation and regular review of salary structures to ensure that the compensation for employees is aligned to market. In 2014, the committee received a detailed report on employee compensation that included an assessment of CEO compensation over time relative to key front line roles (i.e., vertical metrics), compared base salary and incentive outcomes over time for executive and employee populations, and received an update on key employee compensation initiatives in both Canada and the U.S. The purpose of these reports is to ensure that the committee has appropriate awareness and oversight of issues impacting the broader employee population as well as appropriate context when considering compensation decisions for senior executives. As a result of our review, we are satisfied with the compensation arrangements in place for both executives and the broader employee population.

CONCLUSION

Communication and open dialogue are important to our ongoing evaluation of the effectiveness of our compensation programs and compensation decisions. This year, we have made a number of minor changes to the “Compensation Discussion and Analysis” section of this circular to simplify, reduce duplication, and provide additional details on certain aspects of the bank’s approach to compensation. Many of these changes were made in response to feedback received from shareholders and other stakeholders over the past year.

We continue to welcome shareholder feedback on the bank’s approach to compensation and any related questions you may have ahead of the advisory, say-on-pay vote. We invite you to write to us c/o TD Shareholder Relations at the following email address: tdshinfo@td.com. Emails from shareholders that are addressed to the chairman of the board and express an interest to communicate directly with the independent directors on this topic will be provided to us.

We believe the approach to compensation outlined in this circular is aligned to and supports the bank’s strategy, which has proven to be effective through what continues to be a challenging operating environment. In addition, as we have demonstrated over the past several years, we will continue to re-evaluate our practices, and make changes, as required, to ensure that we have the right approach for the bank, and for you, our shareholders.

Brian Levitt	Bill Prezzano
Chairman of the Board	Chair of the Human Resources Committee

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     23

REPORT OF THE HUMAN RESOURCES COMMITTEE

Highlights:

•	The committee oversees the bank’s compensation, retirement and benefits programs as well as its talent management strategy, including succession planning for senior roles.

•	The committee utilizes independent advisors to assist in executing its compensation related responsibilities.

•

In addition to overseeing the compensation program for senior executives, the committee discusses programs for the broader employee population, including approval of material employee compensation plans, as well as discussion of significant or strategically important compensation initiatives, broad based retirement (including defined benefit pension plans and defined contribution plans) and benefit programs.

The HRC is responsible for overseeing TD’s compensation, retirement (including defined benefit pension plans and defined contribution plans), and benefits programs on a global basis. In addition, the committee oversees the bank’s talent management strategy and progress as well as succession planning for the senior-most executives of the bank.

The committee’s oversight is supplemented in certain jurisdictions by local committees that operate within the global compensation governance framework established by the HRC. The primary role of the local committees is to provide enhanced oversight at a local level and to ensure alignment with the regulatory requirements in the different jurisdictions in which the bank operates. In addition, TD has established robust retirement and benefits plan governance models to ensure appropriate strategic and on-going oversight of all retirement and benefits plans. The HRC has delegated ongoing governance of the retirement plans, excluding executive plans, to three separate senior management governance committees with the skills and expertise to fulfill their mandates, which include investment strategies and performance oversight in addition to the non-investment aspects of plan management, and effectively address the risks and issues inherent in the management of the plans. Each year, the HRC reviews a comprehensive Annual Retirement Report from each of the management governance committees that includes information such as the activities performed by the committee and the funded status of all defined benefit pension plans. In addition, the HRC receives an Annual Benefits Report that provides an update on key plan changes, as well as the impact of regulatory and legislative changes, on the bank’s benefit programs and employees.

In the 2014 financial year, the committee’s work included:

•	Overseeing the CEO succession process and recommending fiscal 2015 compensation arrangements for the new CEO, Bharat Masrani, to the full board of directors for approval;

•	Overseeing the talent management and succession planning process for other senior executives, including approval of the succession plans for members of the SET and the heads of key control functions;

•	Setting performance objectives for the CEO and COO, evaluating performance against these objectives, and recommending their compensation to the full board of directors for approval;

•	Approving compensation for members of the SET, the heads of the bank’s control functions, and the 50 highest paid employees across the bank;

•	Reviewing and approving changes to the bank’s material incentive plans, and approval of aggregate compensation awards under the bank’s pool-based material incentive plans;

•	Participating in a joint session with the risk committee to obtain information required to appropriately consider risk when determining year-end compensation pools;

•	Reviewing pension investment strategies and investment performance for TD’s material retirement plans, and continuing an ongoing review of the retirement strategy for the bank’s employees;

•	Approving changes to the Canadian executive pension plans that generally increase contribution requirements and further limit growth of pensionable earnings; and

•	Reviewing a report on compensation for front line employees and discussing key employee compensation initiatives underway in both Canada and the United States.

Independent Advisors

To assist in executing its responsibilities, the committee hires an independent compensation advisor that reports solely to the committee and does not provide any services to management. Frederic W. Cook & Co., Inc. (FWC) is a compensation consulting firm based in New York City, New York, which consults to a large number of Fortune 500 firms throughout the United States and Canada, including in the financial services industry, and was first engaged by the committee in 2006. FWC provides independent compensation advice and counsel on meeting content, management’s recommendations, governance trends, and other items as requested by the committee. In addition, FWC assists the committee in developing compensation recommendations for the CEO, and in 2014, the COO. The committee has sole authority to approve the amount of the independent advisor’s fees, and the independent advisor has not performed any services for, or received any fees from, management since the committee engagement began in 2006.

24    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

In addition to the ongoing advice and counsel provided by FWC, every few years, the committee commissions an independent review of the bank’s material compensation plans and practices to confirm material alignment with Financial Stability Board (FSB) principles, the U.S. Federal Reserve Board’s Guidance on Sound Compensation Practices, and the United Kingdom’s Prudential Regulation Authority Remuneration Code. The most recent review was completed in 2013 by the independent firm Global Governance Advisors (GGA). The review concluded that the bank was in material alignment with FSB principles and regulatory guidance.

The following table outlines the fees paid to FWC and GGA for services provided in the last two fiscal years.

	2014		2013
	Executive Compensation Related Fees	All Other Fees	Executive Compensation Related Fees	All Other Fees
Frederic W. Cook & Co., Inc.	U.S.$ 110,241	—	U.S.$ 135,604	—
Global Governance Advisors	—	—	C$ 223,889	—

The fees paid to FWC and GGA represented less than 5% of annual revenues for these firms in each of fiscal 2014 and 2013.

Committee Composition

In keeping with governance best practices, the committee is composed entirely of independent directors who are knowledgeable about issues related to human resources, leadership, talent management, compensation, governance, and risk management. Understanding of such issues may be gained by being a current or former chief executive officer or other senior officer with oversight of human resources functions, and may be enhanced by participating in educational programs conducted by the bank or an outside consultant. For more information on the experiences of each committee member, as well as their occupations and education, please see the individual profiles in the “Director Nominees” section of this circular. In addition, for information on the continuing education of the bank’s directors, please refer to Schedule B — Disclosure of Corporate Governance Practices of this circular. As of October 31, 2014, the following directors served as members of the HRC:

Wilbur J. Prezzano (chair) — member since 2003	Brian M. Levitt — member since 2010

Amy W. Brinkley — member since 2013	Nadir H. Mohamed — member since 2011

Henry H. Ketcham — member since 2006	Helen K. Sinclair — member since 2004

The committee met seven times during the fiscal year ended October 31, 2014, including one joint session with the risk committee, and held a portion of each meeting without the presence of management.

COMPENSATION DISCUSSION AND ANALYSIS

At the meeting, shareholders will be casting a non-binding advisory vote on the bank’s approach to compensation as outlined in the “Report of the Human Resources Committee” and the “Approach to Compensation” sections contained in this circular. To facilitate the vote, the executive compensation disclosure in this circular has been organized to present this section separately from other compensation-related information. We encourage you to read the disclosure, and to participate in the advisory vote.

Disclosure is presented in the following sections of the circular:

Approach to Compensation (starting on page 26)

This section provides shareholders with information on the principles considered by the bank when designing compensation programs, the key design characteristics of the Executive Compensation Plan and equity plans, and the alignment of the bank’s compensation programs to the Principles for Sound Compensation Practices published by the FSB, an international body that is playing a key role in compensation reform initiatives for financial institutions.

2014 Performance and Compensation (starting on page 35)

This section describes the link between actual pay and performance in 2014 for the named executive officers. Details are provided about the bank’s performance, about the performance of the named executive officers, and about the impact of both bank and individual performance on the determination of compensation awards under the Executive Compensation Plan. This section also discloses the actual compensation awarded to each of the named executive officers.

Additional Disclosure (starting on page 47)

This section provides additional information required by regulators or recommended disclosure best practices. Included are details about material risk takers, pension plans, termination and change of control benefits, and the stock option program.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     25

APPROACH TO COMPENSATION

Highlights:

•	Balanced approach that is aligned with the bank’s strategy and the expectations of the bank’s shareholders and regulators.

•	Risk is considered throughout the compensation process to ensure appropriate incentives and alignment between pay and risk-adjusted performance.

•	Share ownership requirements extend post-retirement for all executives at the executive vice president level and above.

•	Bank programs have been independently reviewed and determined to be in material alignment with the FSB’s Principles for Sound Compensation Practices.

EXECUTIVE COMPENSATION PRINCIPLES

The objective of the bank’s executive compensation strategy is to attract, retain and motivate high performing executives to create sustainable value for shareholders over the long term. To achieve this objective, the executive compensation program is based on the following principles:

1.	Align with the bank’s business and talent strategy: Link executive compensation with the achievement of specific strategic business objectives and the bank’s performance as a whole.

2.

Effective risk management: Ensure plan design does not create an incentive for risk taking outside of the bank’s risk appetite and review each plan regularly to ensure that it is operating as intended.

3.	Align to shareholder interests: Align the interests of executives with those of long-term shareholders through effective policy and plan design.

4.

Good corporate governance: Strive to be a market leader on governance issues and continually review and, as appropriate for the bank, adopt compensation practices that align with evolving best practices.

5.	Pay for performance: Align compensation with the bank’s desire to create a performance culture and clear relationships between pay and performance.

6.	Pay competitively: Set target compensation to ensure competitiveness in the markets where the bank competes for talent.

The principles listed above are reviewed by the HRC on a periodic basis to ensure they continue to remain appropriate and aligned with the bank’s strategy.

OVERVIEW OF EXECUTIVE COMPENSATION

Executive compensation at the bank includes base salary, variable compensation, benefits, perquisites, and retirement arrangements.

Element	Description
Base Salary	•	Fixed component of total compensation to provide a base level of earnings throughout the year
	•	Considers a number of factors, including position accountabilities, experience, internal equity, and market pay
Variable	•	Significant portion of total compensation for all executives
Compensation	•	Consists of cash incentive and equity based deferred compensation
	•	Amounts awarded (both cash and equity) are determined after an assessment of business and individual performance over the year, to ensure that compensation is aligned with performance
	•	A detailed description of how variable compensation awards are determined is provided under the heading “Determining Variable Compensation – How the Executive Compensation Plan Works” in this circular
Benefits and	•	Provided to support the health and wellness of executives and their families
Perquisites	•	Executives participate in the same flexible benefit program as employees with a range of coverage, including medical, dental, life and income protection
	•	Certain executives are eligible to receive an allowance to pay for a variety of expenses, including wellness and transportation related expenses, and are eligible for an annual health assessment
Retirement	•	Provided to support the financial well being of executives in retirement
Arrangements	•	Executives participate in the same base pension arrangements as employees, and certain Canadian executives are eligible to participate in a supplemental executive retirement plan
	•	Additional details regarding the pension plans can be found starting on page 49 of this circular

26    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

DETERMINING VARIABLE COMPENSATION — HOW THE EXECUTIVE COMPENSATION PLAN WORKS

The CEO, CFO and other named executive officers, as well as approximately 1,800 of the bank’s most senior executives participate in the Executive Compensation Plan. There are four key steps in determining variable compensation awards under the Executive Compensation Plan:

Establishing Target Total Direct Compensation

Under the plan, a total direct compensation target is determined for each individual at or near the start of the year or upon hire. Individual target total direct compensation consists of an individual executive’s base salary plus variable compensation, which includes a cash incentive target and an equity compensation target.

For all executives, the target is reviewed annually, as well as at the time of any material change in role. The bank’s philosophy is to set the target total direct compensation to reflect the median of the competitive market, on average. Targets for an individual executive may be positioned above or below the median to reflect the experience, potential, performance, or other factors specific to the executive or role. The companies and positions considered as part of the competitive market reflect operational and geographical responsibilities that are similar to that of each executive, where available. For additional information see the discussion box below.

The equity compensation target is established to make sure that a meaningful portion of total direct compensation is awarded in equity which vests after a minimum of three years. The target cash/equity mix is generally based on executive level, with the portion that is awarded as equity increasing with the level of the executive. This practice, combined with high share ownership requirements (which are extended post-retirement for senior executives), encourages retention and focuses the bank’s executives on executing business strategies, sustaining performance and growing value for shareholders over the long term.

Benchmark Companies

The companies and positions considered as part of the competitive market reflect operational and geographical responsibilities that are similar to that of each executive, where available. For the named executive officers, the following companies were considered when determining target compensation for fiscal 2014:

Ed Clark, Colleen Johnston — North American financial institutions of a similar size and scope of operations as the bank: Bank of Montreal, Canadian Imperial Bank of Commerce, PNC Financial Services Group Inc., Royal Bank of Canada, The Bank of Nova Scotia, and U.S. Bancorp.

Bob Dorrance, Tim Hockey, Bharat Masrani — Large Canadian financial institutions: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

Mike Pedersen — U.S. financial institutions of a similar size to TD Bank, America’s Most Convenient Bank: BB&T Corporation, Fifth Third Bancorp, KeyCorp, Regions Financial Corporation, and SunTrust Banks Inc.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     27

Evaluating Business Performance

Under the Executive Compensation Plan, business performance is evaluated and a business performance factor is calculated based on a combination of internal measures and other discretionary factors, including a risk adjustment. Each of the bank’s business units have a business performance factor that can range from 0% to 130% of target. To avoid potential conflict of interest and to motivate enterprise thinking at a senior executive level, the business performance factor for all executives in risk and control functions, human resources, and for SET members considers only enterprise-wide performance and is not linked to the performance of a specific business unit. The following diagram outlines the factors considered when determining a business performance factor:

How We Assess Business Performance — Internal Measures

At the start of each fiscal year, the HRC establishes NIAT and customer experience targets that are used as a starting point at the end of the year to evaluate business performance. Outlined below are additional details on the internal performance metrics, including commentary on how NIAT targets are set.

Net Income After Tax: The bank is focused on delivering profitable growth to shareholders, as we believe that consistently growing earnings in a sustainable way is a key driver of shareholder value over the long-term. Consistent with this objective, NIAT is the most heavily weighted business performance metric used in the Executive Compensation Plan, representing a minimum of 80% of the weighting for internal measures. The bank calculates results, including NIAT, in two ways — “reported” results, which are prepared in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and “adjusted” results, which are non-GAAP financial measures where the bank removes “items of notes”, net of income tax, from reported results.1 The items of note relate to items which management does not believe are indicative of underlying business performance. The HRC believes that adjusted results provide a better understanding of performance, and as a result, adjusted NIAT results are used as the starting point for calculations in the Executive Compensation Plan.

How We Set NIAT Targets

For fiscal 2014, the committee established NIAT targets for the bank and for each business unit after consideration of expectations regarding the external environment (GDP growth, regulatory and other changes), other internal factors such as the expected impact of merger and acquisition activity, and expectations regarding organic growth.

The committee believes that it is more appropriate to establish targets in this manner, than to use an arbitrary or fixed approach aligned to medium term objectives. This allows for thoughtful consideration of investments that are medium term in nature, one-time items, and other differences in expectations from year to year.

Critical to the bank’s approach is a review at year-end of key drivers of business performance during the year as well as performance relative to the expectations that were referenced when setting targets. This process is used to assist the committee in making discretionary adjustments to the calculated business performance factors to ensure that final factors appropriately reflect performance during the year.

[1]

Adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. See “How the Bank Reports” on page 9 of the 2014 annual report for further explanation and reconciliation of the bank’s non-GAAP measures to reported basis results.

28    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Customer Experience: TD strives to be a leader in customer service and convenience, believing that this is a key differentiator and source of competitive advantage in today’s marketplace. To assess customer experience, the bank uses measurement tools focused on feedback received directly from customers following an interaction with TD. The final score is the result of thousands of customer interviews ensuring regular feedback for the customer facing positions that deliver on the bank’s strategy.

For 2014, the customer experience results were obtained by gauging the likelihood that customers would recommend the bank to a friend or colleague. The bank continually assesses the measurement tools and is in the process of updating the questions asked to assess the customer experience. The new questions, which will be phased in over time, will focus on assessing the degree to which the bank provides an exceptional and unparalleled customer experience and the likelihood the customer will increase or decrease their business with the bank.

How We Assess Business Performance — Other Discretionary Factors

The Executive Compensation Plan is designed to incorporate committee judgment to achieve appropriate pay for performance outcomes at the end of the year. The HRC believes that the use of judgment when determining final compensation pools and individual awards is critical to make sure that final awards appropriately reflect risk, and other unexpected circumstances that arise during the year, as well as to eliminate the possibility of unintended awards determined by a formula.

In determining whether or not to apply discretion, the committee formally assesses business performance during the year against the bank’s risk appetite, performance relative to peers, and performance relative to expectations that were used when NIAT targets were established (other discretion). The following provides a description of each of these components:

Risk Appetite: The bank’s strategy incorporates a disciplined approach to risk management which is reflected in the board-approved risk appetite framework. The committee believes that it is important to consider risk outcomes during the year when determining compensation awards. To facilitate the committee’s consideration of risk outcomes at year-end, the chief risk officer presents an enterprise risk scorecard to the risk and human resources committees. This scorecard assesses the enterprise and business unit performance against the bank’s risk appetite. Risk adjustments can only be used to reduce the business performance factor, and there is no limit on potential reductions. Thus, incentive awards (including both cash and equity) may be reduced to zero.

Relative Performance: Assessing business performance relative to peers provides the committee with important context when assessing the performance of the bank. To facilitate this review, at the start of each fiscal year the committee approves a scorecard of performance measures that is considered when assessing business performance against peers. The scorecard considers three key metrics and a number of other performance indicators as the HRC believes that this group of measures provides an overall assessment of business performance during the year.

Key Performance Metrics
EPS Growth	•	a measure of profitability that takes into account changes in the equity structure of the bank such as share issuances to fund merger and acquisition activity and/or share buybacks
TSR	•	measures the combined impact of changes in share price and dividends paid during the year
	•	allows for alignment of compensation with the experience of shareholders during the year
Return on Risk Weighted Assets (RWA)	• •	allows for consideration of the amount of risk taken to generate earnings aligned with TD’s focus on generating strong risk-adjusted returns
Other Performance Indicators
Capital Levels	•	maintaining capital levels that ensure the bank is well positioned for the evolving regulatory and capital environment is important for the bank’s long-term success
Return on Equity (ROE)	•	equal to net income divided by total equity
	•	an important measure as the ability to re-invest earnings at an appropriate ROE is a driver of future earnings growth
Operating Leverage	•	the difference between revenue growth and expense growth
	•	an important measure of the ability to appropriately manage expenses and turn revenue growth into profitability
3-YearEPS and TSR	•

reviewing EPS and TSR over a three-year period allows for consideration of performance over the medium term, which can mitigate starting point bias, and reflect the bank’s ability to sustainably grow both earnings and dividends

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     29

When assessing business performance at the end of the year, there is no formal weighting of the metrics, and the impact of relative performance is limited to no more than +/- 10%, with the final impact aligned with the overall assessment of performance during the year.

Benchmark Companies

When developing the peer group, the HRC considers
North American financial institutions that are similar to
the bank in size and scope of operations. Key metrics
considered include assets, revenue and market
capitalization.

Generally, organizations in the same industry that
range from 50% to 200% of the bank’s size are
considered comparable. As a result, the bank excluded
U.S. diversified financial institutions such as Wells
Fargo & Company, Citigroup Inc., and Bank of
America Corporation.

Note: Amounts in table are reported in millions of
Canadian dollars unless specifically noted otherwise.
Revenue is based on the most recently reported four
quarters, and assets are as of the most recent quarterly
report. For the Canadian banks, the data is as at
October 31, 2014. For the U.S. banks, the data is as at
September 30, 2014. Market Capitalization is as at
October 31, 2014.

	Peer Company	Total Assets	Revenue	Market Capitalization
	Bank of Montreal	$588.7	$16.7	$53.0
	Canadian Imperial Bank of Commerce	$414.9	$13.4	$40.9
	PNC Financial Services Group Inc. (U.S. $)	$334.4	$15.5	$45.6
	Royal Bank of Canada	$940.6	$34.1	$115.4
	The Bank of Nova Scotia	$805.7	$23.6	$84.0
	U.S. Bancorp (U.S. $)	$391.3	$19.7	$76.8

	Average	$579.2	$20.5	$69.3

	TD	$944.7	$30.0	$102.3
	TD Rank (out of 7)	1	2	2

Other Discretion: The committee’s objective is to ensure appropriate pay for performance outcomes after a comprehensive assessment of performance (incorporating all of the elements outlined above), and will apply discretion as appropriate to achieve this result. As noted above, the year-end process includes a look-back review of key drivers of performance during the year, including differences between outcomes and the expectations that were referenced when establishing NIAT targets. Over the past several years, discretion has been applied to reduce awards to account for a number of items, including: unanticipated acquisitions, unanticipated private equity gains, and the impact of litigation reserves reported as an item of note.

In the event the bank were to experience significant losses or other negative outcomes, the committee would exercise negative discretion to achieve appropriate outcomes, irrespective of the +/-20% impact associated with the internal measures in the plan. Under the plan design, there is no limit to the amount of negative discretion the committee can apply, so if circumstances warrant, incentive awards (including cash and equity) may be reduced to zero.

Determining Funds Available to Allocate

At the end of the fiscal year, the aggregate funds available for allocation as year-end incentive awards are determined by the HRC by multiplying the variable compensation targets for all executives in the plan by the appropriate business performance factor:

Thus, all variable compensation awarded is subject to the committee’s assessment of business performance during the year (i.e., there are not separate pre-grant performance conditions for the different components of compensation).

30    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Evaluating Individual Performance to Determine Individual Awards

Once the aggregate funds available for allocation are determined, variable compensation awards for individual executives are made based on consideration of relevant factors.

Under the plan, awards to individual executives may range from 0% to 150% of the calculated funds available (i.e., individual variable compensation target multiplied by the applicable business performance factor). As a result, the range of possible awards for an individual executive is from 0% to 195% of target with the top end achieved by multiplying the maximum possible business performance factor of 130% by the maximum possible individual performance multiplier of 150% (130% x 150% = 195%). However, the sum of individual awards may not exceed the aggregate funds available under the plan. In practice, awards to individual executives have been within a much narrower range than is theoretically possible under the plan. Generally speaking, the realizable value of previous compensation awards is not taken into account when determining compensation awards under the plan.

An important consideration in the allocation of awards is individual performance as evaluated against objectives that were established at the beginning of the year. Key performance objectives for the CEO are reviewed and approved by the board of directors. Performance objectives for all executives include a standard set of accountabilities regarding risk and control behaviours. The purpose of the standard accountabilities is to make sure that important non-financial measures are evaluated and appropriately considered prior to performance assessments being completed and compensation decisions being made. Each year, the HRC receives a report detailing adjustments made to performance assessments and compensation decisions as a result of risk or control issues that were identified during the year.

Pay Mix

Once final compensation for the year is determined, variable incentive awards are separated into cash and equity incentives in accordance with minimum deferral levels established by title. Equity incentives for senior executives are awarded as either stock options or performance share units (PSUs). The following graph provides a summary of target pay mix by level:

As outlined in the graph above, a significant portion of each executive’s total direct compensation is variable or “at risk”. This “at risk” portion of total direct compensation includes the cash incentive, PSUs, and stock options awarded on an annual basis, all of which are linked to performance during the year, and may be reduced or even eliminated entirely if either the individual’s or the bank’s performance is below expectations.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     31

Deferred compensation, delivered in the form of PSUs or stock options represents the most significant component of compensation for senior executives. The following table provides additional details on these awards.

Plan	Performance Share Units		Stock Options
Description

PSUs are phantom share units that track the price of common shares of the bank, receive dividend equivalents in the form of additional units, and are subject to an adjustment at maturity to reflect bank performance over the performance period

A stock option is the right to purchase a common share of the bank in the future at the closing share price on the day prior to the grant date (the strike price)
Vesting / Term	PSUs cliff vest and are paid out at the end of three years		Stock options cliff vest at the end of four years, and expire ten years from the date of grant
Performance Measures	At Award:
	•	Business performance – NIAT, customer experience, risk adjustment, relative performance, discretion	As outlined on pages 28 to 31
	•	Individual performance – performance against objectives, calibration to peers, consideration of risk and control outcomes
Note: Awards for a fiscal year may be significantly reduced or eliminated based on either business or individual performance
	To Determine Final Value:		To Determine Final Value:
	•	Value depends on share price at maturity	• Value depends on increase in share price between the date of grant and the date of exercise
	•	The final number of PSUs is also subject to an adjustment of +/- 20% based on the bank’s three-year TSR relative to the average three-year TSR of the peer group as follows:
(TD TSR – average peer TSR) x 3 +100%
Other Conditions	•	Unvested awards may be cancelled in the event of resignation or termination
•

Redemption value of PSUs can be reduced down to zero and stock options may be cancelled by the committee in certain circumstances, including non-compliance with the bank’s risk appetite. To support the potential adjustment of deferred compensation, at year-end the chief risk officer completes a look back analysis of performance over the past three years to determine if there were any material risk events that occurred that warrant a reduction to deferred compensation. The conclusions of this review are discussed at a joint session of the board’s risk and human resources committees

•

All variable compensation is subject to a claw back in the event of a material misrepresentation resulting in the restatement of financial results or a material error, within a 36 month look-back period. In the event of such a material misrepresentation or error, the committee will determine the extent of the claw back (i.e., who, on an individual, group, or plan basis will be impacted and to what extent) based on the facts and circumstances

SHARE OWNERSHIP REQUIREMENTS

The bank’s share ownership requirements are designed to align the interests of the bank’s executives with the long-term interests of shareholders. As detailed in the below table, executives at the executive vice president level and above continue to be subject to share ownership requirement for a period of time following retirement to create an incentive to focus on proper succession and leave the bank in a position to continue to grow long-term value for shareholders following their departure.

All executives, upon exercising stock options, must hold the amount equivalent to the after-tax gain in the form of bank common shares until the executive’s share ownership requirement has been met. In addition, executives who do not meet their share ownership requirement at the end of their compliance timeline will have their annual compensation mix shifted to equity from cash until they meet their requirement.

The following tables outline the share ownership requirement for bank executives and titled officers in the bank’s wholesale banking segment.

Bank Title	Share Ownership Requirement	Time to Meet	Post Retirement Hold
Group President and Chief Executive Officer	10 x base salary	3 years	2 years
Group Head / Deputy Chair	6 x base salary	3 years	1 year
Executive Vice President	4 x base salary	5 years	1 year
Senior Vice President	2 x base salary	5 years	N/A
Vice President	1.5 x base salary	5 years	N/A
Business Title	Share Ownership Requirement	Time to Meet	Post Retirement Hold
President and CEO TD Securities	1 x Target Total Direct Compensation	3 years	1 year
Vice Chair TD Securities	4 x base salary	5 years	N/A
Deputy Chair / Managing Directors TD Securities	2 x base salary	5 years	N/A

32    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

The following table compares actual share ownership against the ownership requirements (as of December 31, 2014) for the named executive officers.

Name	Ownership Requirement	Actual Share Ownership of Named Executive Officers at December 31, 2014					Ownership Multiple of Base Salary
		Directly Held	Share Units		Total Ownership		Based on Directly Held & Vested Compensation Only	Based on Total Ownership
			Vested	Subject to Vesting
Ed Clark	10 x base salary	$63,180,927	$82,294,612	$18,838,235	$164,313,773		96.98	109.54
Bharat Masrani	10 x base salary	$17,564,608	$13,238,522	$10,227,345	$41,030,475	(1)	41.07	54.71
Colleen Johnston	6 x base salary	$5,675,859	$7,846,817	$4,423,910	$17,946,586		27.05	35.89
Bob Dorrance	1 x Target Total Direct Compensation	$20,526,597	$35,016,996	$10,901,155	$66,444,747		7.41(2)	8.86	(2)
Mike Pedersen	6 x base salary	$222,499	$1,394,453	$8,397,241	$10,014,193		2.97	18.36
Tim Hockey	6 x base salary	$1,107,616	$8,022,716	$7,240,477	$16,370,809		18.26	32.74

Notes:

(1)	Mr. Masrani’s share ownership was overstated in the bank’s 2014 management proxy circular due to an error. Actual ownership as at December 31, 2013 was $34.1 million.

(2)	Mr. Dorrance’s ownership multiple is stated as a percentage of target total direct compensation, consistent with his ownership requirement.

Under the bank’s trading policies, all employees and directors are prohibited from entering into any transaction that is designed to, or has the effect of, hedging or offsetting a decrease in the market value of their outstanding equity compensation awards. All equity compensation plans include a general prohibition against entering into any transaction that is designed to, or has the effect of, hedging or offsetting a decrease in the market value of equity awards granted as compensation.

In addition, current named executive officers must pre-disclose to the public, by way of a press release, any intention to trade in common shares, or exercise stock options, no less than five days before the date of the transaction. They must also disclose to the public the establishment of an automatic disposition plan covering common shares and stock options.

ALIGNMENT TO FINANCIAL STABILITY BOARD PRINCIPLES

In 2009, the FSB published Principles for Sound Compensation Practices that were intended to protect against excessive risk taking and enhance the stability and soundness of the international financial system. FSB principles have been endorsed by many regulators and governments around the world, including Canada.

During 2013, the HRC commissioned an independent review by GGA of the bank’s material compensation plans to confirm material alignment with FSB principles and effective risk management. The independent review found that the bank was in material alignment with FSB principles and effective risk management.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     33

A key focus of the FSB principles is ensuring that compensation programs, policies and practices align with effective risk management. As a result, the bank ensures that risk is a key consideration throughout the compensation process.

Process Step	Risk Considerations
1. Plan Design	•

All executive compensation plans incorporate a risk adjustment that gives the committee the ability to modify mathematically determined pools to reflect risk or other relevant factors. Discretionary risk adjustments are not limited, so all incentive awards can be reduced to zero as appropriate.

•

Material compensation plan design is reviewed by the chief risk officer. He must review and endorse any material changes to ensure that the design does not create an incentive for risk taking beyond the bank’s risk appetite.

2. Pool Determination	•

The pool of funds available for allocation as incentive awards under the executive compensation plan is based on performance on internal measures (financial performance, customer experience), and other discretionary measures including performance relative to the peer group, risk adjustments, and other adjustments at the discretion of the committee.

•

To support the discretionary risk adjustment, at year-end the chief risk officer presents an enterprise risk appetite scorecard to the board’s risk and human resources committees. The scorecard assesses the enterprise and business units’ performance against the bank’s risk appetite and considers a number of risk types, including credit, operational, regulatory and legal, trading, market, and liquidity risk. The scorecard reports on relevant risk metrics for each business unit and the enterprise using both qualitative and quantitative measures that are aligned with the risk appetite. Specific risk metrics, while aligned, vary for the enterprise and by unit, and involve measures such as stress scenarios, internal audit findings, value-at-risk, operational risk indicators, liquidity and capital ratios, loan loss ratios and asset concentration and quality.

•

This process allows the committee to appropriately consider risk when determining executive compensation pools, and to ensure that compensation is appropriately linked to the bank’s risk-adjusted performance.

3. Individual Award Decisions	•	All variable compensation awarded (cash and equity) is based on performance over the year and includes risk adjustments as appropriate.
•

To ensure objective consideration of risk, audit, and other control issues, the CEO and/or the COO, and the head of human resources meet with the chief auditor, the group head, legal, compliance, anti-money laundering and general counsel, and chief risk officer in advance of making recommendations on year-end compensation decisions to get their views on control focus, culture, tone at the top, capability requirements, and organizational structure.

•

There are standard accountabilities regarding risk and control behaviours embedded into the performance assessments for all bank executives. Similarly, TD Securities employees are evaluated on a scorecard of governance, control, and risk management behaviours as part of the performance assessment process. Results on the standard accountabilities and scorecards are considered when year-end performance and compensation decisions are made.

•

There is a comprehensive enterprise-wide process for identifying and assessing the impact of any risk and control related events identified during the performance assessment process. This includes review of events with the chief risk officer and the group head, legal, compliance, anti-money laundering and general counsel to help ensure all significant issues are considered. Each year, the HRC receives a report detailing adjustments made to performance assessments and compensation decisions as a result of risk or control issues that were identified during the year.

•

The committee approves compensation for the SET members, the heads of the bank’s control functions, and the 50 highest paid employees across the bank, including consideration of results on the standard accountabilities and scorecard measures.

4. Post Award Adjustments	•	Equity awards can be reduced in value or forfeited at the discretion of the HRC in certain circumstances such as non-compliance with the bank’s risk appetite.
•

To support the potential risk adjustment of equity awards, at year-end the chief risk officer completes a look back analysis of performance over the past three years to determine if there were any material risk events that occurred that warrant a reduction to deferred compensation. The conclusions of this review are discussed at the joint session of the board’s risk and human resources committees.

•

All awards under executive compensation plans are subject to claw back in the event of a material misrepresentation resulting in the restatement of financial results or a material error, within a three year look-back period.

34    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

2014 PERFORMANCE AND COMPENSATION

Highlights:

•

In determining the business performance factor for the SET, including the CEO and COO, the committee applied negative discretion to take into account the difference between assumptions made when targets were set and performance outcomes during the year.

•	The final pool available for distribution to the SET was equal to 104.6% of target, an increase of 7.6% from 2013.

Incentive compensation for the named executive officers is awarded through the Executive Compensation Plan, which aligns compensation outcomes with key strategic objectives, while also considering risks taken during the year compared to the bank’s risk appetite, and individual performance. This section of the circular highlights bank performance during the year, outlines how that performance translated into the pool of funds available under the Executive Compensation Plan, and then describes the key performance highlights that were considered for each individual named executive officer when the committee determined the final total direct compensation for the year. This section also contains the Summary Compensation Table and other tables that provide details on compensation awarded to the named executive officers as required by the form set forth by the Canadian Securities Administrators.

2014 PAY FOR PERFORMANCE UNDER THE EXECUTIVE COMPENSATION PLAN

In the “Approach to Compensation” section of this circular the following four steps that are used to determine annual compensation awards under the Executive Compensation Plan were described in detail.

Steps two through four occur at the end of the year and are designed to make sure that final compensation awards are appropriately aligned to the risk-adjusted performance of the bank.

Evaluating Business Performance in 2014

The following diagram summarizes the calculation of the business performance factor for the CEO, other named executive officers, and other members of the SET for 2014.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     35

Additional details on the business performance factor calculations are provided in the following table.

Measure	Description of 2014 Performance*
1. Internal	The following table summarizes the results against the targets that were established for the internal measures of performance during 2014 for the named executive officers and other members of the SET:
			2013	2014	2014				Impact on
			Actual	Target	Actual	vs. Target	Leverage	Weighting	Factor
		NIAT (growth) ($ in millions) CEI (difference)	$7,136	$7,680	$8,127	5.8%	1	80%	4.7%
			32.0%	32.7%	33.6%	0.9%	5	20%	0.9%
								Total	5.6%
	•

The NIAT targets were approved by the committee at the beginning of the year after considering the outlook for 2014, including expectations regarding challenges in the operating environment such as the continued low interest rate environment, ongoing regulatory changes, and uncertainty in the capital markets. The committee believed that the targets that were established included an appropriate level of challenge based on assumptions regarding the external factors that the bank would encounter during the year.

	•

CEI results are a composite of over 70 independent CEI calculations in the bank’s different businesses. Each year, the weighting of the composite is refined to reflect business changes and to ensure that the underlying CEI measures are driving the appropriate behaviours in our front line employees.

	•	At the end of the year, the final NIAT and CEI results were compared to the targets that were established, and the impact on the business performance was calculated.
2a. Risk Adjustment	•

At year-end, the chief risk officer presented an enterprise risk scorecard to the risk and human resources committees. The scorecard considered qualitative and quantitative evaluations of all types of risk across the bank and concluded that all businesses operated within the approved risk appetite during 2014.

	•	As a result, the committee did not make any risk adjustments for 2014.
2b. Relative Performance	•	The 2014 peer group consisted of the following six companies: Bank of Montreal, Canadian Imperial Bank of Commerce, PNC Financial, Royal Bank of Canada, Scotiabank and U.S. Bancorp.
	•

The following is a summary of actual performance against the relative performance measures approved by the committee. Since there are seven companies in the peer group (including TD), a fourth place position is median.

Relative Performance Measure	Result	Relative Performance
Adjusted EPS Growth	15.1%(1)	Above Median
1-year TSR	20.1%	Above Median
Adjusted Cash Return on Risk Weighted Assets	2.5%	Above Median

(1) Adjusted EPS Growth in 2014 excluding the impact of the insurance losses in 2013 was 8.4%, which is also above median relative to peers.
•

The committee also considers a number of other performance indicators, including capital ratios, return on equity, operating leverage, three year TSR, and three year adjusted EPS growth to ensure the bank is not a significant outlier relative to peers and to provide a view of performance over the medium term. In 2014, the bank was at or above median on these measures, except for capital ratios, where the bank is comparable to peers and well in excess of regulatory minimums and three year adjusted EPS growth where the bank ranked fifth in the peer group.

•

After considering all of the above, and discussing relative performance with senior management, the committee determined that it was appropriate to make a positive adjustment of 2.5% to recognize relative performance during the year.

2c. Other Discretionary Adjustments	•

At year-end, the committee considers other relevant factors when determining the final business performance factors to apply. In 2014, the committee reviewed actual experience against the assumptions that were made when the NIAT targets were established. This included consideration of items such as the impact of changes in foreign exchange rates, and the gain on the sale of a portion of the bank’s TD Ameritrade holdings. In addition, the committee considered the year-over-year impact of results on funding.

•

After considering the mathematically determined awards under the plan, the difference between assumptions and actual experience, and other relevant factors including relative performance and the year-over-year results, the committee applied negative discretion of 3.5% which it thought was appropriate given performance during the year.

Final Business Performance Factor	•

The end result after combining NIAT and CEI results, risk adjustment, relative performance, and other discretionary adjustments was a business performance factor of 104.6% for the SET, which the committee thought was appropriate given performance during the year.

*

Performance indicators that include an earnings component are based on the bank’s full-year adjusted results as explained in “How the Bank Reports” beginning on page 9 of the 2014 annual report. For peers, earnings have been adjusted on a comparable basis to exclude identified non-underlying items.

36    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Determining Funds Available for 2014

A business performance factor of 104.6% means that the committee could allocate total variable compensation awards to the various members of the SET, including the CEO, equal to 104.6% of target variable compensation for those individuals. Actual awards were higher than the individual variable compensation target multiplied by the business performance factor for some executives, and lower for others.

Evaluating Individual Performance to Determine Individual Awards — CEO and COO

The last step in determining year-end awards is an evaluation of the executive’s individual performance that is used to allocate final variable compensation from the pool of funds available under the Executive Compensation Plan. The individual performance of the bank’s CEO, Ed Clark, was assessed at the end of the fiscal year through a comprehensive process led by the chairman of the board and the chair of the HRC. The assessment incorporated feedback from all board members and included consideration of performance against the goals and objectives that were agreed to by Mr. Clark and the board at the beginning of the year as well as performance of the bank on a scorecard of key performance metrics, including financial, operational, risk management, customer, employee and community objectives. For 2014, the performance assessment process for the COO was also led by the chairman of the board and the chair of the HRC, and considered similar feedback and performance results as appropriate for the role.

After considering the results of these annual assessments, and in consultation with the committee’s independent advisor, the committee recommended to the board the total direct compensation for the CEO and COO, including base salary and the annual cash incentive and equity compensation awards for 2014.

W. Edmund Clark

Group President and Chief Executive Officer, TD Bank Group (until his retirement on October 31, 2014)

Until his retirement, Mr. Clark was responsible for the overall financial performance of TD and accountable for the leadership and management of TD in achieving its strategic objectives. As CEO, Mr. Clark established the strategic direction for the bank and allocated the bank’s financial and human capital. Mr. Clark was also responsible for fostering a culture of integrity throughout TD and setting the tone for the standards and guiding principles that determine how the bank conducts its businesses.

CEO Performance

In 2014, the bank had a strong year despite a challenging operating environment. Key financial and operational results included:

•	Record adjusted earnings of $8,127 million and adjusted EPS growth of 15.1%.

•	Strong financial contributions from all business lines, with 90% of earnings generated by the bank’s retail businesses.

•

Continued growth of the credit card business, including launching the bank’s suite of Aeroplan credit cards in Canada and completing the integration of the credit card portfolio of MBNA Canada, resulting in TD being ranked #1 in Canadian market share.

•

Continued advancement of mobile customer experience strategy with enhancements to features and functionality, such as the launch of mobile remote cheque deposits and the introduction of mobile payments (tap-and-go) in Canada.

•	A TSR including share price appreciation and dividends of 20.1%, exceeding the average of the Canadian and North American peer banks.

•

However, expense growth exceeded revenue growth during the year primarily due to higher investments to support business growth and higher enterprise and regulatory projects, and productivity initiatives.

In addition to the financial and operational achievements outlined above, the bank continued to deliver on customer, employee, and community objectives. These objectives are monitored using metrics developed by the bank as well as through external recognition. Notable achievements during the year included:

•

Continued recognition as a leader in customer satisfaction among the big Canadian banks by J.D. Power and Associates, a global marketing information services firm, for the 9th consecutive year and for excellence in customer service by Ipsos for the 10th consecutive year.

•	Increased CEI score from 2013 and exceeded CEI target.

•

Continued recognition for the bank’s unique and inclusive culture, including being named as one of the 50 Best Employers in Canada by AonHewitt, as well as one of Canada’s Best Diversity Employers by Mediacorp, and as one of the U.S.’s top 50 Companies for Diversity by Diversity Inc.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     37

•	Increased Employee Engagement Score, which is assessed through a survey completed by over 90% of the bank’s employees in 2014; increased to 4.20 (on a five point scale).

•

Achieved goal of donating a minimum of 1% of domestic pre-tax profits (five-year) average to charitable and not-for-profit organizations. In addition, the bank’s commitment to corporate responsibility resulted in TD being named to the Dow Jones Sustainability World Index.

During the year, Mr. Clark also played a critical role in the CEO succession process overseen by the board. His support and involvement was an instrumental factor in a seamless process that has appropriately positioned the bank for continued success following his retirement.

CEO Compensation

At the beginning of the year, the HRC worked with its independent advisor to determine a compensation target for the CEO for fiscal 2014. When determining the target, the committee considered compensation targets at the peer group of companies, along with the relative size of the peer companies, and the relative performance and experience of the CEO. After considering these factors, the HRC recommended, and the board approved, a compensation target for fiscal 2014 of $11 million, which represented no change from Mr. Clark’s 2013 target.

The following table illustrates the mathematically determined results obtained by applying the business performance factor of 104.6% to the target total compensation for the CEO.

	2014 Target Compensation	2014 Business Performance Factor	2014 Funds Available
Salary	$ 1,500,000	n/a	$ 1,500,000
Cash Incentive	$ 1,800,000	104.6%	$ 1,882,800
Equity Incentive	$ 7,700,000	104.6%	$ 8,054,200
Total Direct Compensation	$11,000,000	n/a	$11,437,000

After considering his overall performance, and the year-over-year increase in the business performance factor for members of the SET, the committee recommended, and the board approved, final total direct compensation for Mr. Clark of $11,325,000. While the final award was 1% below the funds available as determined by formula, it resulted in a year-over-year increase of 10%, which the board thought was appropriate given performance during the year.

The following table highlights the final total direct compensation awarded to Mr. Clark for the past two years.

	2013	2014	2014 Mix
Salary	$ 1,500,000	$ 1,500,000	13%
Cash Incentive	$ 1,600,000	$ 1,897,500	17%
Equity Incentive	$ 7,200,000	$ 7,927,500	70%
Total Direct Compensation	$10,300,000	$11,325,000	100%

38    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

CEO Performance Compensation During Tenure

The following table compares the grant date value of compensation awarded to Mr. Clark in respect of his performance as CEO with the actual value that he has received from his compensation awards during his tenure. The actual compensation that he has received includes salary and cash incentive payments, as well as the value at maturity of share units granted (or current value for units that are outstanding), the value of stock options exercised during the period, and the in-the-money value of stock options that remain outstanding. This analysis allows the committee to consider compensation outcomes for the CEO when determining new awards.

Year	Total Direct Compensation Awarded (000s)(1)	Actual Total Direct Compensation Value as of December 31, 2014 (000s)	Value of $100
			Period	Mr. Clark(2)	Shareholder(3)
2003	$11,125	$21,833	10/31/02 to 12/31/14	$196	$570
2004	$11,550	$18,490	10/31/03 to 12/31/14	$160	$369
2005	$11,050	$12,441	10/31/04 to 12/31/14	$113	$321
2006	$11,400	$12,870	10/31/05 to 12/31/14	$113	$274
2007	$13,500	$15,780	10/31/06 to 12/31/14	$117	$228
2008	$11,000	$19,476	10/31/07 to 12/31/14	$177	$202
2009	$10,400	$18,177	10/31/08 to 12/31/14	$175	$244
2010	$11,275	$18,742	10/31/09 to 12/31/14	$166	$215
2011	$11,275	$18,508	10/31/10 to 12/31/14	$164	$174
2012	$10,750	$15,624	10/31/11 to 12/31/14	$145	$164
2013	$10,300	$11,064	10/31/12 to 12/31/14	$107	$147
2014	$11,325	$9,688	10/31/13 to 12/31/14	$86	$120
			Weighted Average	$143	$252

Notes:

(1)

Includes salary and variable compensation awarded at year-end in respect of performance during the year. 2008 includes equity compensation that was awarded and subsequently forfeited. 2009 excludes a one-time option award granted to Mr. Clark in March 2009 to replace the value of pension payments foregone when his employment agreement was extended.

(2)	Represents the actual value to Mr. Clark for each $100 awarded in total direct compensation during the fiscal year indicated.

(3)	Represents the cumulative value of a $100 investment in common shares made on the first day of the period indicated, assuming reinvestment of dividends.

Bharat Masrani

Chief Operating Officer, TD Bank Group (until October 31, 2014)

Appointed Group President and Chief Executive Officer, TD Bank Group effective November 1, 2014

During 2014, Mr. Masrani was responsible for a significant portfolio of business and corporate functions that support TD in achieving its strategic objectives, and for leading a number of strategic, policy, regulatory and compliance matters to advance and sustain TD’s vision, mission and strategy.

During 2014, a key focus for Mr. Masrani was to ensure a smooth and successful transition into the role of CEO effective November 1, 2014. In support of this objective Mr. Masrani travelled extensively during the year, meeting with key stakeholders to strengthen relationships. Mr. Masrani also worked closely with Mr. Clark and the bank’s senior leadership to enable an orderly transition and continuity of strategy and leadership. In addition, Mr. Masrani focused on ensuring the success of recent acquisitions, the bank’s organic growth plans, and the bank’s talent management and development agenda, all important for the bank’s continued success.

After considering his overall performance and the year-over-year increase in the business performance factor for members of the SET, the committee recommended, and the board approved, final total direct compensation for Mr. Masrani of $8,175,000 for 2014.

The following table highlights the final total direct compensation awarded to Mr. Masrani for the past two years, including the split between the U.S. and Canada for 2013. A portion of the year-over-year increase in compensation for Mr. Masrani is attributable to an increase in target compensation that was approved when he was appointed COO in 2013.

		2013		2013		2014	2014 Mix
Salary	U.S.$	333,000	C$	250,000	C$	750,000	9%
Cash Incentive	U.S.$	1,365,000	C$	732,000	C$	2,520,000	31%
Equity Incentive	U.S.$	2,550,000	C$	1,470,000	C$	4,905,000	60%
Total Direct Compensation	U.S.$	4,248,000	C$	2,452,000	C$	8,175,000	100%

During 2014, the HRC recommended and the board approved the fiscal 2015 compensation arrangements for Mr. Masrani in the role of Group President and Chief Executive Officer. As the newly promoted CEO, Mr. Masrani’s salary was increased to $1 million and his total direct compensation target was set at $9 million for 2015.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     39

Evaluating Individual Performance to Determine Individual Awards — Other Named Executives

The final stage in determining year-end awards for the other named executive officers under the Executive Compensation Plan involves an evaluation of their performance and allocating compensation based on this evaluation. Other named executive officers’ individual performance was assessed by the CEO and/or COO against pre-defined goals and objectives that were agreed to at the beginning of the year.

To ensure a comprehensive performance assessment for these individuals (and other members of the SET) that includes consideration of non-financial measures, the CEO and/or the COO, and the head of human resources met with the chief auditor, the group head, legal, compliance, anti-money laundering and general counsel, and chief risk officer in advance of making recommendations on year-end compensation decisions to get their views on control focus, culture, tone at the top, capability requirements, and/or organizational structure. In addition, for the heads of key control functions, including the chief financial officer, the chief risk officer, the chief compliance office, the chief auditor and the chief anti-money laundering officer, the CEO and/or the COO met with the risk and audit committees of the board to receive their feedback on the performance of the executives.

Based on the results of the annual assessment process outlined above, and in consultation with the committee’s independent advisor, the committee considered and approved the named executive officers’ total direct compensation, which includes base salary and the annual cash incentive and equity compensation awards.

Colleen Johnston Group Head, Finance, Sourcing and Corporate Communications, and Chief Financial Officer, TD Bank Group

Ms. Johnston is accountable for the overall financial strategy and management of TD, including financial analysis, planning, performance measurement / analysis and statutory reporting as well as for leading the tax and investor relations function. Ms. Johnston is also responsible for a portfolio of corporate functions including strategic sourcing and corporate communications.

Ms. Johnston is a key member of the SET, leading the finance, strategic sourcing and corporate communications functions and representing the bank externally to analysts and investors. During 2014, Ms. Johnston has also played a critical leadership role in the bank’s ongoing productivity initiatives with the strategic sourcing group exceeding multi-year targeted expense savings through enhanced procurement processes, successful implementation of new processes resulting in enhanced governance, risk management, and optimization of the bank’s project portfolio and major initiatives. Ms. Johnston continued to lead the investor relations function in executing a successful relationship management program including numerous meetings, conferences, and road shows reaching current and prospective shareholders in several countries. In 2014, the investor relations team was recognized with five IR Magazine awards, and Ms. Johnston was recognized for the Best Investor Relations by a CFO (large cap) for the 4th year in a row. Ms. Johnston is a recognized leader within the Women in Leadership community both internally and externally, and in 2014 provided active leadership to the Bank’s diversity initiatives and participated in numerous forums by providing keynote remarks, panelist presence and speaking engagements. Ms. Johnston also holds key positions within the not-for-profit sector and her community.

After considering her overall performance and the year-over-year increase in the business performance factor for members of the SET, the committee approved final total direct compensation for Ms. Johnston of $3,100,000 for 2014. The following table highlights the final total direct compensation awarded to Ms. Johnston for the past two years.

	2013	2014	2014 Mix
Salary	$ 500,000	$ 500,000	16%
Cash Incentive	$ 640,000	$ 740,000	24%
Equity Incentive	$1,710,000	$1,860,000	60%
Total Direct Compensation	$2,850,000	$3,100,000	100%

40    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Bob Dorrance Group Head, Wholesale Banking, TD Bank Group Chairman, CEO & President, TD Securities

Mr. Dorrance is responsible for leading and directing the development and implementation of overall business strategy and objectives for the wholesale banking segment and accountable for developing and implementing plans and strategies to achieve financial objectives, while delivering a superior customer and employee experience.

Under Mr. Dorrance’s leadership, the wholesale banking segment delivered adjusted net income of $813 million, an increase of 25% from 2013. The earnings were driven by strong core revenue growth, and generated a return on common equity of 17.5%, well within the target return for the business. Notable achievements for the year included acting as lead on the Nalcor Energy Muskrat Falls Project, one of the largest bond placements in Canadian history, acting as lead on PrairieSky Royalty’s initial public offering, the largest Canadian IPO in 14 years, and becoming the first bank in Canada to launch a Green Bond to finance environmental initiatives,. Strong performance across the business resulted in TD maintaining top-three dealer status in Canada for the nine-month period ended September 30, 2014, including: 1st in equity block trading, 1st in equity block option trading, 1st in government debt underwriting, 2nd in corporate debt underwriting, and 2nd in syndications (on a rolling twelve month basis).

After considering his overall performance and the year-over-year increase in the business performance factor for members of the SET, the committee approved final total direct compensation for Mr. Dorrance of $8,000,000 for 2014. The following table highlights the final total direct compensation awarded to Mr. Dorrance for the past two years.

	2013	2014	2014 Mix
Salary	$ 500,000	$ 500,000	6%
Cash Incentive	$2,200,000	$2,700,000	34%
Equity Incentive	$4,050,000	$4,800,000	60%
Total Direct Compensation	$6,750,000	$8,000,000	100%

Mike Pedersen Group Head, U.S. Personal and Commercial Banking, TD Bank Group President & CEO TD Bank, US Holding Company, TD Bank N.A. and TD Bank USA, N.A.

Mr. Pedersen is responsible for TD’s personal and commercial banking activities in the U.S. market and accountable for developing and implementing plans and strategies to achieve financial objectives, while delivering a superior customer and employee experience and proactively managing TD’s relationships with U.S. stakeholders.

As outlined above, Mr. Pedersen is responsible for the majority of businesses that make up the bank’s U.S. retail segment. Excluding the contribution from TD Ameritrade, the bank’s U.S. retail segment delivered adjusted earnings of US$1,657 million, an increase of 5% over 2013 due to strong organic growth, excellent asset quality, and the full-year effect of acquisitions, partially offset by lower security gains and margin compression. Canadian dollar adjusted earnings growth was 12%, benefiting from a strengthening U.S. dollar during the year. During the year, Mr. Pedersen’s businesses gained profitable market share in both loans and deposits while maintaining strong credit quality. Other notable achievements include recognition as the 2014 Best Big Bank in America by Money Magazine, and being named one of the Top 50 Companies for Diversity by Diversity Inc.

After considering his overall performance and the year-over-year increase in the business performance factor for members of the SET, the committee approved final total direct compensation for Mr. Pedersen of U.S.$5,550,000 for 2014. The following table highlights the final total direct compensation awarded to Mr. Pedersen for the past two years, including the split between the U.S. and Canada for 2013. A portion of the year-over-year increase in compensation for Mr. Pedersen is attributable to the increase in target compensation that was approved when he assumed his current role in 2013.

		2013		2013		2014	2014 Mix
Salary	C$	333,000	U.S.$	167,000	U.S.$	500,000	9%
Cash Incentive	C$	792,000	U.S.$	518,000	U.S.$	1,720,000	31%
Equity Incentive	C$	1,685,000	U.S.$	1,030,000	U.S.$	3,330,000	60%
Total Direct Compensation	C$	2,810,000	U.S.$	1,715,000	U.S.$	5,550,000	100%

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     41

Tim Hockey

Group Head, Canadian Banking, Auto Finance, and Wealth Management, TD Bank Group

President and CEO, TD Canada Trust

Mr. Hockey is responsible for TD’s Canadian banking business, TD’s portfolio of wealth management businesses and the North American auto finance business (referred to as TD Auto Finance) and is accountable for developing and implementing plans and strategies to achieve financial objectives, while delivering a superior customer and employee experience.

As outlined above, Mr. Hockey is responsible for the majority of businesses that make up the bank’s Canadian retail segment. In 2014, the Canadian retail segment achieved record adjusted earnings of $5,490 million, an increase of 17% from 2013, with a record adjusted efficiency ratio of 42.2%. In addition to the excellent financial performance, Mr. Hockey’s businesses continued to be recognized as an industry leader in customer service excellence with distinctions that included: ranked Highest in Customer Satisfaction Among the Big Five Retail Banks for the 9th consecutive year by J.D. Power and Associates, a global marketing information services firm; TD Canada Trust retained the #1 spot in Customer Service Excellence among the five major Canadian banks for the 10th consecutive year according to global market research firm Ipsos; and TD Canada Trust was recognized as the Highest in Customer Satisfaction with Small Business Banking by J.D. Power and Associates in the 2014 Canada Small Business Banking Customer Satisfaction Study.

After considering his overall performance and the year-over-year increase in the business performance factor for members of the SET, the committee approved final total direct compensation for Mr. Hockey of $5,550,000 for 2014. The following table highlights the final total direct compensation awarded to Mr. Hockey for the past two years. A portion of the year-over-year increase in compensation for Mr. Hockey is attributable to an increase in target compensation that was approved when his role was expanded in 2013.

	2013	2014	2014 Mix
Salary	$ 500,000	$ 500,000	9%
Cash Incentive	$1,310,000	$1,720,000	31%
Equity Incentive	$2,715,000	$3,330,000	60%
Total Direct Compensation	$4,525,000	$5,550,000	100%

42    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

SUMMARY COMPENSATION TABLE

The Summary Compensation Table below presents details of the total compensation earned in fiscal 2014, as well as in fiscal 2013 and 2012, by each of the bank’s named executive officers. This year, the bank has chosen to include six named executive officers as the total direct compensation awarded to the fifth and sixth officers is similar.

Name and Principal Position	Year	Salary ($)	Share- based Awards ($)	Option-Based Awards(1)		Non-Equity Annual Incentive Compensation Plans(2) ($)	Pension Value(3) ($)	All Other Compensation(4) ($)	Total Compensation ($)
				(#)	($)
Ed Clark	2014	1,500,000	5,285,000	228,964	2,642,519	1,897,500	0	111,556	11,436,575
Group President and Chief Executive Officer,	2013	1,500,000	4,850,000	224,456	2,350,009	1,600,000	0	136,875	10,436,884
TD Bank Group (until his retirement on October 31, 2014)	2012	1,500,000	5,025,000	280,312	2,500,047	1,725,000	0	134,192	10,884,239
Bharat Masrani(5)	2014	750,000	3,270,000	141,668	1,635,019	2,520,000	(958,900)	377,685	7,593,804
Chief Operating Officer, TD Bank Group	2013	589,593	2,752,590	131,456	1,376,318	2,124,027	1,494,600	1,437,502	9,774,631
(appointed Group President and Chief Executive Officer, TD Bank Group November 1, 2014)	2012	502,350	2,341,682	131,280	1,170,860	1,888,836	(48,100)	1,122,833	6,978,461
Colleen Johnston	2014	500,000	1,240,000	53,724	620,039	740,000	258,100	77,350	3,435,489
Group Head, Finance, Sourcing and	2013	500,000	1,140,000	54,448	570,060	640,000	394,900	39,405	3,284,365
Corporate Communications, and Chief Financial Officer, TD Bank Group	2012	500,000	1,180,000	66,160	590,068	680,000	17,000	36,424	3,003,492
Bob Dorrance	2014	500,000	3,200,000	138,636	1,600,026	2,700,000	N/A	43,798	8,043,824
Group Head, Wholesale Banking, TD Bank Group and Chairman CEO & President, TD Securities	2013	500,000	2,700,000	128,944	1,350,018	2,200,000	N/A	8,052	6,758,070
	2012	500,000	2,893,333	196,968	1,756,718	2,600,000	N/A	8,017	7,758,068
Mike Pedersen(5)	2014	545,300	3,245,925	50,276	580,245	1,875,832	373,800	141,839	6,762,941
Group Head, U.S. Personal and Commercial	2013	503,307	1,868,970	89,256	934,492	1,320,256	370,800	643,417	5,641,243
Banking, TD Bank Group and President and CEO, TD Bank, US Holding Company, TD Bank N.A. and TD Bank USA, N.A.	2012	500,000	1,840,000	103,160	920,063	1,340,000	183,600	12,495	4,796,158
Tim Hockey	2014	500,000	2,220,000	96,180	1,110,033	1,720,000	171,800	40,943	5,762,776
Group Head, Canadian Banking, Auto Finance, and Wealth Management, TD Bank Group and President and CEO, TD Canada Trust	2013	500,000	1,810,000	86,440	905,010	1,310,000	174,200	60,566	4,759,776
	2012	500,000	1,840,000	103,160	920,063	1,340,000	(431,600)	36,654	4,205,117

Notes:

(1)

In 2014, the grant date fair value (compensation value) was greater than the accounting fair value for the stock option awards for Mr. Clark, Mr. Masrani, Mr. Dorrance, Mr. Hockey, Ms. Johnston and Mr. Pedersen by $568,105, $351,507, $343,984, $238,642, $133,300 and $124,745, respectively.

The compensation value and accounting fair value for all stock option awards is determined using a Cox-Ross-Rubinstein (binomial) model. The compensation value for December 2014 awards was 22% of the share price. This is the average compensation value for stock option awards for the five years from December 2009 to December 2014. The accounting fair value for the December 2014 awards was 17.27% using the following inputs: risk free interest rate of 1.44%; expected life of 6.31 years; volatility of 25.06%; and dividend yield of 3.65%.

The number of options for 2013 and 2012 has been adjusted to reflect the issuance of additional common shares as a result of the bank’s January 31, 2014 stock dividend of one common share per each issued and outstanding common shares, which has the same effect as a two for one stock split.

(2)

Non-equity incentive plan compensation consists of the annual cash incentive referred to throughout the “Compensation Discussion and Analysis” section of this circular. Executives may elect to defer their annual cash incentive into DSUs. Ms. Johnston deferred 80% of her annual cash incentive award into DSUs in 2014.

(3)

The pension value reported is the “compensatory value” of the changes in the pension obligation during the reporting period, which includes: the value of projected pension earned for additional service during the year, the impact of plan changes (if any) on the accrued obligation, and any difference between actual and estimated earnings used to calculate the actuarial value of the pension obligation. Additional details on the bank’s pension plans for named executive officers are provided beginning on page 49 of this circular.

(4)

The aggregate value of perquisites is calculated using the incremental cost to the bank for providing the personal benefits to the named executive officers. The following table provides details for the 2014 amounts reported above.

Name	Transportation Costs/Perquisite Allowance	Relocation/ Housing Related Costs	Tax/ Financial Planning	Wellness/Club Membership	Premiums and Applicable Taxes	Total Incremental Cost
Ed Clark	48,961	21,747	N/A	N/A	40,848	111,556
Bharat Masrani	47,383	203,945	120,254	5,195	908	377,685
Colleen Johnston	30,128	6,395	N/A	40,222	605	77,350
Bob Dorrance	7,572	N/A	N/A	35,621	605	43,798
Mike Pedersen	32,186	64,420	22,715	N/A	22,518	141,839
Tim Hockey	28,637	N/A	N/A	11,700	605	40,943

(5)

Over the three year period reported in the table above, Mr. Masrani’s and Mr. Pedersen’s compensation was awarded in a combination of Canadian and U.S. dollars. Where required, the exchange rate used to convert their U.S. dollar compensation, excluding share-based and option-based awards, was the Bank of Canada’s average US/CDN exchange rate for the fiscal year (2014 = 1.0906; 2013 = 1.0198; 2012 = 1.0047). The exchange rate used to convert share-based and option-based awards into Canadian dollars was the US/CDN Reuters spot rate on the date the awards were granted (2014 = 1.149; 2013 = 1.0595; 2012 = 0.98).

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     43

INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards and Share-Based Awards

The following table presents details of all outstanding option-based awards and outstanding unvested share-based awards at December 31, 2014.

	Option-based Awards(1)						Share-based Awards(1)(2)
	Number of Securities Underlying unexercised Options	Option exercise price	Option-based award expiration date	Value of Unexercised in-the-money Options	Value of Options Exercised(3)		Number of Shares or Units of Shares that have not Vested (#)		Market or Payout Value of Shares that have not Vested (5) ($)		Market or Payout Value of Shares that have Vested and not paid out or distributed (5)(6)
Name	(#)	($)		($)	($)		Min(4)	Target	Min	Target
Ed Clark	316,304	32.990	October 31, 2019	7,123,166
	309,248	36.625	October 31, 2019	5,840,148
	323,216	36.635	October 31, 2019	6,100,702
	280,312	40.540	October 31, 2019	4,196,271
	224,456	47.590	October 31, 2019	1,777,692
	228,964	52.460	October 31, 2019	698,340
							271,493	339,367	15,070,588	18,838,235	82,294,612
Total	1,682,500			25,736,319	0		271,493	339,367	15,070,588	18,838,235	82,294,612
Bharat	0	36.335	December 10, 2014	0	5,055,136	(7)
Masrani	0	36.405	December 14, 2014	0	554,352	(7)
	388,560	21.250	December 11, 2015	13,312,066
	153,768	32.990	December 14, 2019	3,462,855
	143,728	36.625	December 13, 2020	2,714,303
	159,208	36.635	December 12, 2021	3,005,051
	131,280	40.540	December 13, 2022	1,965,262
	131,456	47.590	December 12, 2023	1,041,132
	141,668	52.460	December 11, 2024	432,087
							147,395	184,243	8,181,876	10,227,345	13,238,522
Total	1,249,668			25,932,756	5,609,488		147,395	184,243	8,181,876	10,227,345	13,238,522
Colleen	0	36.335	December 10, 2014	0	1,111,330
Johnston	0	21.250	December 11, 2015	0	3,615,919
	72,488	32.990	December 14, 2019	1,632,430
	67,672	36.625	December 13, 2020	1,277,986
	74,448	36.635	December 12, 2021	1,405,206
	66,160	40.540	December 13, 2022	990,415
	54,448	47.590	December 12, 2023	431,228
	53,724	52.460	December 11, 2024	163,858
							63,757	79,696	3,539,128	4,423,910	7,846,817
Total	388,940			5,901,123	4,727,249		63,757	79,696	3,539,128	4,423,910	7,846,817
Bob	0	36.335	December 10, 2014	0	3,407,726
Dorrance	0	21.250	December 11, 2015	0	11,915,427
	217,464	32.990	December 14, 2019	4,897,289
	219,624	36.625	December 13, 2020	4,147,599
	177,432	36.635	December 12, 2021	3,349,029
	196,968	40.540	December 13, 2022	2,948,611
	128,944	47.590	December 12, 2023	1,021,236
	138,636	52.460	December 11, 2024	422,840
							157,105	196,382	8,720,924	10,901,155	35,016,996
Total	1,079,068			16,786,605	15,323,153		157,105	196,382	8,720,924	10,901,155	35,016,996
Mike	0	36.335	December 10, 2014	0	2,341,298
Pedersen	105,440	32.990	December 14, 2019	2,374,509
	102,688	36.625	December 13, 2020	1,939,263
	115,392	36.635	December 12, 2021	2,178,024
	103,160	40.540	December 13, 2022	1,544,305
	89,256	47.590	December 12, 2023	706,908
	50,276	52.460	December 11, 2024	153,342
							121,020	151,274	6,717,793	8,397,241	1,394,453
Total	566,212			8,896,350	2,341,298		121,020	151,274	6,717,793	8,397,241	1,394,453
Tim	0	36.335	December 10, 2014	0	2,110,965
Hockey	28,812	21.250	December 11, 2015	987,099	921,984
	112,024	32.990	December 14, 2019	2,522,780
	106,848	36.625	December 13, 2020	2,017,824
	117,872	36.635	December 12, 2021	2,224,834
	103,160	40.540	December 13, 2022	1,544,305
	86,440	47.590	December 12, 2023	684,605
	96,180	52.460	December 11, 2024	293,349
							104,348	130,436	5,792,382	7,240,477	8,022,716
Total	651,336			10,274,797	3,032,949		104,348	130,436	5,792,382	7,240,477	8,022,716

Notes:

(1)

Outstanding option-based awards and outstanding share-based awards granted prior to January 31, 2014 have been adjusted to reflect the issuance of additional common shares as a result of the bank’s January 31, 2014 stock dividend of one common share per each issued and outstanding common share, which had the same effect as a two for one stock split. Option exercise prices have also been adjusted to take into account the impact of new shares issued as a result of the stock dividend.

(2)	The number of units outstanding and the corresponding value includes the value of dividends granted in the form of additional units.
(3)	All options excerised by the named executive officers during the year were due to expire in December 2014 or December 2015.
(4)	Represents 80% of the outstanding unvested PSUs, which is the lowest number of units possible under the plan terms. The committee may, in its discretion, cancel outstanding unvested share units.
(5)	Value is based on the December 31, 2014 TSX closing price for a common share of $55.51.
(6)	Represents vested share-based awards which are not paid out, and will remain outstanding until the named executive officer retires or otherwise leaves the bank.
(7)	Mr. Masrani held the shares he acquired, net of number of shares required to generate cash sufficient to cover exercise costs and applicable taxes.

44    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Value on Vesting or Pay-Out of Incentive Plan Awards

The table below presents details of all awards that vested in the most recently completed calendar year.

		Option-based Awards(1)		Share-based Awards
Name	Grant Date	Number Vested During the Year (#)	Value Vested During the Year ($)	Number of Initial Units (#)	Number of Units ± Performance Adjustment(2) (#)	Number of Units Vested During the Year(3) (#)	Value Vested During the Year ($)
Ed Clark	December 13, 2010	309,248	4,726,856
	December 12, 2011			142,214	(11,717)	146,616	7,610,861
Bharat Masrani	December 13, 2010	143,728	2,196,882
	December 12, 2011			70,050	(5,771)	72,219	3,748,863
Colleen Johnston	December 13, 2010	67,672	1,034,367
	December 12, 2011			32,756	(2,699)	33,770	1,753,001
Bob Dorrance	December 13, 2010	219,624	3,356,953
	December 12, 2011			78,068	(6,432)	80,485	4,177,962
Mike Pedersen	December 13, 2010	102,688	1,569,586
	December 12, 2011			50,772	(4,183)	52,344	2,717,163
Tim Hockey	December 13, 2010	106,848	1,633,172
	December 12, 2011			51,592	(4,251)	53,189	2,761,047

Notes:

(1)

Option-based awards and share-based awards granted prior to January 31, 2014 have been adjusted to reflect the issuance of additional common shares as a result of the bank’s January 31, 2014 stock dividend of one common share per each issued and outstanding common share, which had the same effect as a two for one stock split. Option exercise prices have also been adjusted to take into account the impact of new shares issued as a result of the stock dividend.

(2)

The PSUs granted on December 12, 2011 vested and matured on December 12, 2014. The performance factor applied to determine the final number of units paid out to participants at maturity was 92.6%, based on the bank’s relative three-year TSR versus the comparator group established at the time the award was granted. For awards maturing in December 2014, this comparator group included: Bank of Montreal, Canadian Imperial Bank of Commerce, PNC Financial Services Group Inc., Royal Bank of Canada, The Bank of Nova Scotia, and US Bancorp.

(3)	Number of PSUs vested during the year includes dividends equivalents earned on outstanding units during the three-year deferral period.

BANK PERFORMANCE AND EXECUTIVE COMPENSATION

Five Year TSR Comparison

The following graph compares the five year TSR for common shares to the return for the S&P/TSX Composite Index and the S&P/TSX Composite Index Banks.

CUMULATIVE VALUE OF A $100 INVESTMENT ASSUMING REINVESTMENT OF DIVIDENDS

(at the price determined by the bank pursuant to the bank’s Dividend Reinvestment Plan)

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     45

Growth in Compensation Relative to Growth in Adjusted Net Income and Market Capitalization

The following graph illustrates the change in total compensation awarded to (i) the CEO and (ii) named executive officers (including the CEO), compared to the change in adjusted net income available to common shareholders and market capitalization since 2009.

Since 2009, the total compensation awarded to (i) the CEO increased 8% and (ii) the top five named executive officers (including the CEO) increased 15%, compared to growth over the same period in market capitalization of 93%, and growth in adjusted net income available to common shareholders of 73%. To provide a consistent basis of comparison over the time period, the figures for all years include the total compensation for only the top five named executive officers (the bank voluntarily disclosed compensation for a sixth named executive officer in 2012, 2013 and 2014 and this additional data has been excluded). For further information on the bank’s adjusted earnings, see note 1 on page 28 of this circular.

COST OF MANAGEMENT RATIO

The cost of management ratio expresses the total of all types of compensation awarded to the top five named executive officers of the bank as a percentage of the adjusted net income available to common shareholders and of market capitalization.

Year	Total NEO Compensation (millions)	Adjusted Net Income Available to Common Shareholders(1) (millions)	Cost of Management Ratio	Market Capitalization (millions)(2)	Cost of Management Ratio
2014	$37.27	$7,877	0.47%	$102,322	0.04%
2013	$35.90	$6,868	0.49%	$ 87,748	0.04%
2012	$32.83	$6,775	0.48%	$ 74,417	0.04%

Notes:

(1)	For further information on the bank’s adjusted results, see note 1 on page 28 of this circular.

(2)	Market capitalization as at October 31 of each year.

Notes to the Pay for Performance Indexed at 2009 graph and the Cost of Management Ratio

Total compensation for the top five named executive officers includes fiscal base salary, annual incentive award, share based awards, option awards, pension value and all other compensation for the executive officers named in the circular for the years indicated. One-time awards have been excluded from total compensation.

46    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

ADDITIONAL DISCLOSURE

Highlights:

•	All individuals who may have a material impact on the risk of the bank have been identified and have a minimum of 40% of compensation awarded as equity that vests after a minimum of three years.

The bank is committed to providing detailed disclosure to enable shareholders to evaluate the bank’s compensation plans, policies, and practices. This section of the circular provides additional information required by regulators or recommended under disclosure best practices. Included are details on material risk takers, including additional summary compensation information required by the FSB, and additional information on pension plans, termination and change of control benefits, and stock options.

MATERIAL RISK TAKERS

Under FSB principles, senior executives and groups of executives, as well as other employees whose actions could have a material impact on the risk exposure of the bank should have a significant portion of variable compensation deferred over a period of years. The purpose of the deferral is to make sure that these individuals are incented in a manner that is consistent with the long-term performance and sustainability of the bank.

To align with the FSB principle described above, the human resources and risk management teams collaborated to identify individuals across the bank who have the authority to impact the risk exposure of the bank in a material way. As a starting point, management determined that all bank titled senior vice presidents and above would be considered material risk takers. In addition, the bank considered all other individuals who, in the normal course of their daily accountabilities (and operating within the bank’s Code of Conduct and Ethics) can make decisions which impact the risk exposure of the bank in excess of $50 million.

ADDITIONAL SUMMARY COMPENSATION INFORMATION

In 2011, the Basel Committee on Banking Supervision published Pillar 3 Disclosure Requirements for Remuneration. In addition to detailed descriptions of governance and key features of the bank’s approach to compensation, additional quantitative information is required for senior management and material risk takers.

For the purposes of the tables below, senior management has been identified as the named executive officers listed in the bank’s management proxy circular in each of the years indicated, and material risk takers are the individuals identified through the process described above (excluding the named executive officers). There were 186 material risk takers identified in 2013 and 196 material risk takers identified in 2014, in each case excluding the named executive officers.

Table 1: 2014 Compensation Awards

The following table summarizes the value of compensation awarded to material risk takers in respect of 2013 and 2014. The value of equity compensation (share units and stock options) awarded is reported based on the expected value of the award on the date of grant.

	2013		2014
All numbers in C$ millions	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers
Fixed Compensation
Salary(1)	$4.3	$48.7	$4.3	$52.4
Variable Compensation Awards
Cash Incentive (non-deferred)	$9.2	$85.8	$19.1	$108.5
Share Units (deferred)	$15.1	$81.4	$18.5	$76.4
Stock Options (deferred)	$7.5	$19.5	$8.2	$43.2
Other Deferred Incentive(2)	$0.0	$1.2	$0.0	$3.4
Other
Guaranteed Awards(3)	$0.0	$0.3	$0.0	$0.0
Sign on Awards(4)	$0.0	$23.2	$0.0	$14.0

Notes:

(1)	Salary is the annual salary as at October 31.

(2)

Includes a deferred cash plan introduced for certain U.K. participants to align compensation structure with U.K. regulatory requirements and a deferred fund based plan for certain wealth management participants.

(3)

No individuals identified as a material risk taker received a guaranteed award in 2014 versus one in 2013. Guaranteed awards include any portion of the target total direct compensation that was guaranteed during the year.

(4)	16 individuals identified as material risk takers received sign-on awards in 2014 versus 27 in 2013. Sign-on awards include any one-time compensation agreed to when an employee joined the bank.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     47

Table 2: Deferred Compensation

The following table summarizes the value of vested and unvested deferred compensation outstanding as at December 31 as well as the value of deferred compensation paid during the calendar year.

	2013(1)		2014(1)
All numbers in C$ millions	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers
Unvested
Share Units	$58.2	$351.7	$60.0	$372.5
Stock Options	$35.9	$79.8	$39.3	$87.8
Other Deferred Incentive(2)	$0.0	$7.8	$0.0	$12.4
Vested
Share Units	$128.2	$145.0	$147.8	$148.5
Stock Options	$56.3	$67.7	$54.2	$71.1
Other Deferred Incentive(2)	$0.0	$0.0	$0.0	$0.0
Paid during calendar year
Share Units	$23.5	$108.9	$22.8	$117.8
Stock Options	$56.3	$22.4	$31.0	$36.2
Other Deferred Incentive(2)	$0.0	$1.3	$0.0	$3.4

Notes:

(1)

Based on the TSX closing price of a common share on December 31, 2014 of $55.51, and on December 31, 2013 of $50.055, as adjusted to take into account the impact of the bank’s January 31, 2014 stock dividend.

(2)

Includes a deferred cash plan introduced for certain U.K. participants to align compensation structure with U.K. regulatory requirements and a deferred fund based plan for certain wealth management participants.

100% of the vested and unvested awards listed in Table 2 are subject to either implicit adjustments (e.g., fluctuations in the stock price or changes in the performance share unit multiplier) and/or explicit adjustments (e.g., reduction, claw back, or forfeiture of awards).

Adjustments to Deferred Compensation

The bank’s equity share unit plans include the ability for the committee to reduce the value of deferred compensation in certain circumstances, including for non-compliance to the risk appetite. No such adjustments were made in 2014. However, the PSU multiplier for units that matured in 2014 was 92.6% based on the bank’s TSR relative to peers during the three year deferral period. As a result of this multiplier, the value of maturing PSUs paid to senior management was reduced by $1.0 million, and to other material risk takers was reduced by $2.4 million.

Severance

To preserve employee confidentiality, the bank has provided to OSFI, the bank’s home regulator, information regarding severance payments made to material risk takers in 2014, including details regarding the number of material risk takers who received severance payments, the aggregate amount of the severance payments, as well as details regarding the highest single severance payment made during 2014.

48    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

RETIREMENT PLAN BENEFITS

Highlights:

•

Mr. Masrani, Ms. Johnston, Mr. Pedersen, and Mr. Hockey participate in a supplemental executive retirement plan called the Executive Benefit Plan, which is closed to new members; new executives participate in another plan. The plan provides for a defined benefit pension of two percent of eligible earnings for each year of credited service, inclusive of deemed or actual benefits under government pensions and bank retirement plans. Caps are applied to years of credited service and eligible earnings, based on the executive’s level. Receipt of the executive pension is dependent on compliance with conduct provisions.

•

Mr. Masrani’s pre-CEO benefits under the Executive Benefit Plan became fixed and frozen on October 31, 2014, with offsets for government pensions and registered plan pensions to be determined upon retirement. For each year of service as CEO, Mr. Masrani will earn a flat annual pension accrual of $110,000 per year, and his total annual pension from all bank sources, inclusive of his deemed government pensions, will be capped at $1.35 million.

•

Mr. Clark retired effective October 31, 2014, and commenced his lifetime annual pension of $2.4885 million which will continue unreduced to Mr. Clark’s surviving spouse for her lifetime following his death. Mr. Clark’s arrangements are explained below under “Pension Arrangements for Mr. Clark”.

The named executive officers participate in different bank retirement plans, with the exception of Mr. Dorrance who does not participate in any bank retirement plans. The following section describes the retirement plans in which one or more of the named executive officers continue to participate. In addition, there are several plans in which the named executive officers accrued benefits but no longer actively participate, including the TD Securities U.K. Group Personal Pension Plan, the TD Banknorth Supplemental Plan, the TD Banknorth Pension Plan, TD Bank 401(k) Retirement Plan, and the Canada Trust Money Purchase Plan.

Executive Benefit Plan

The bank offers an unfunded executive plan that includes a portion of the executives’ incentive compensation. Executives who participate in this plan must comply with conduct provisions to receive full payment. This plan determines the total pension payable from all TD retirement plans in which the executive previously and currently participates. The portion not paid from a registered/qualified plan is paid as a supplemental benefit. The executives’ total bank pension is determined based on the following plan provisions:

Participating NEOs	Mr. Masrani (under amended terms, explained below under the section entitled “Pension Arrangements for Mr. Masrani”), Ms. Johnston, Mr. Pedersen, and Mr. Hockey
Pension Formula

The greater of the benefit determined as 2% of final average earnings multiplied by years of service from date of hire (maximum of 30 or 35 years, as applicable) is the executive’s total pension available from all plans, inclusive of pensions payable under the other TD plans in which the executive has been eligible to participate and government pension plans (e.g., Canada/Quebec Pension Plan). The total pension is reduced if the executive does not have the same years of service in the bank’s registered pension plans. For each year of credited service after November 1, 2015, annual pension benefits are reduced by an amount deemed by the bank to adjust for the fact that executives cannot contribute in excess of registered pension plan limits, which creates greater alignment of cost-sharing between employee and executive plans. The deemed accrual adjustment is effective for Mr. Masrani beginning November 1, 2014, one year in advance of the date this accrual reduction becomes effective for other senior executives. Mr. Masrani’s total annual pension from all bank sources, inclusive of his deemed government pensions, will be capped at $1.35 million.

Final Average Earnings

The average of the best consecutive five years of pensionable earnings, in the 10 years prior to retirement, where pensionable earnings are capped, as follows:

•    salary frozen at October 31, 2010, plus annual incentive to a maximum of 120% of actual salary for service prior to October 31, 2015 and salary at October 31, 2015 for service thereafter (maximum of 30 years in total); or

•    pensionable earnings (salary, plus incentive to a maximum of 120% of salary) frozen at October 31, 2012 (maximum of 35 years).

Retirement Age	63
Vesting Requirements	Five years of Executive Benefit Plan participation.
Reduction for Early Pension Commencement	The portion of the executive’s pension provided by the Executive Benefit Plan is reduced on an actuarially equivalent basis if payments commence before age 62.
Form of Pension

The portion of the executive’s pension provided by the Executive Benefit Plan is paid for the life of the executive with 50% of the pension amount continuing to the surviving spouse after death. Other optional forms of payment are available on an actuarially equivalent basis.

Other Considerations

The Executive Benefit Plan is subject to conduct provisions and accrued benefits may be forfeited if violated. The conduct provisions include restrictions against certain post-employment conduct, including but not limited to the dissemination of confidential information or working on behalf of a competitor.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     49

Pension Fund Society

The bank offers a registered defined benefit pension plan to Canadian employees to assist them in providing for their retirement. The named executive officers, with the exception of Mr. Dorrance, participate in the TD Pension Fund Society which was closed to new members on January 30, 2009. The pension payable is part of the total pension the executive will receive from the bank and is determined based on the following plan provisions

Participating NEOs	Mr. Clark, Mr. Masrani, Ms. Johnston, Mr. Pedersen*, and Mr. Hockey
Pension Formula	1.4% of final average earnings up to the average government limit plus 2% of final average earnings above the average government limit multiplied by years of plan membership (maximum of 35 years).
Final Average Earnings	The average of the best consecutive five years of salary in the last 10 years prior to retirement.
Average Government Limit	The average of the last five years’ maximum pensionable earnings for the Canada/Quebec Pension Plan prior to retirement.
Member Contributions

3.85% of salary up to the government limit plus 5.5% of salary above the government limit, up to the applicable Income Tax Act (Canada) maximum of $18,031, in 2014. All named executive officers who are active participants in the plan make contributions at the maximum level.

Retirement Age	63
Reduction for Early Pension Commencement

Pension is reduced according to a formula based on the number of years and months the pension commences before his or her 62nd birthday. The reduction is 0.33% per month for the first four years, plus 0.45% per month for the next three years, plus 0.60% per month for each additional month.

Form of Pension

Pensions are paid for the life of the member with 50% of the pension amount continuing to the surviving spouse after the retiree’s death. Other optional forms of payment are available on an actuarially equivalent basis.

Limit on Pension	The annual pension is limited to the maximum set out by the Income Tax Act (Canada). For 2014, the maximum pension is $2,770 per year of membership.

*

Mr. Pedersen continues to participate in the TD Pension Fund Society, and is not eligible to participate in the TD Bank 401(k) retirement plan, during his assignment to the United States, in accordance with the bank’s current assignment policy.

PENSION ARRANGEMENTS FOR MR. CLARK

Mr. Clark’s employment arrangements provided for a lifetime pension determined using the annual average of Mr. Clark’s highest consecutive 36 months’ salary and a percentage that became fixed in October 2010. Mr. Clark’s pension consists of:

•	a supplemental pension generally determined as if Mr. Clark was a participant in the bank’s Executive Benefit Plan, subject to certain additional caps (TD Pension Arrangement);

•	an incremental supplemental pension earned by Mr. Clark at Canada Trust Mortgage Company, prior to the acquisition by the bank (CT Pension Arrangement); and

•	an additional supplemental pension that arose from the replacement of a term certain annuity that was previously earned by Mr. Clark (Other CT Compensation).

Mr. Clark’s pension is inclusive of all benefits from pension plans that he participated in as a result of his employment with the bank and the Canada Trust Mortgage Company. Pension benefits are payable for life, and will continue unreduced to Mr. Clark’s surviving spouse for her lifetime following his death.

Mr. Clark agreed to changes in his employment arrangements in 2009, including agreeing to freeze his pension benefits at $2.4885 million, effective October 2010. For service after October 2010, Mr. Clark accrued no additional pension benefit. If Mr. Clark violates the conduct provisions of his employment arrangements, his pension would be subject to significant reduction, as described on page 54 under the heading “Conduct Provisions in Mr.  Clark’s Employment Arrangements”.

PENSION ARRANGEMENTS FOR MR. MASRANI

Mr. Masrani’s pre-CEO benefits under the Executive Benefit Plan became fixed and frozen on October 31, 2014, with offsets for government pensions and registered plan pensions to be determined upon retirement. While CEO, Mr. Masrani will continue participation under the Executive Benefit Plan with amended provisions to reflect his future service as CEO. For each year of service as CEO, Mr. Masrani will earn a flat annual pension accrual of $110,000 per year. Mr. Masrani’s CEO pension accrual is inclusive of benefits under the TD Pension Fund Society, the government’s Canada Pension Plan and is subject to a deemed accrual adjustment intended to recognize that Mr. Masrani cannot contribute in excess of registered plan limits. The deemed accrual adjustment is effective for Mr. Masrani beginning November 1, 2014, one year in advance of the date this accrual reduction becomes effective for other senior executives. Mr. Masrani’s total annual pension from all bank sources, inclusive of his deemed government pensions, will be capped at $1.35 million.

50    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

ACCRUED NAMED EXECUTIVE OFFICER PENSION OBLIGATION

The following table shows years of service, estimated pension amounts and changes in the accrued pension obligation for the named executive officers from October 31, 2013 to October 31, 2014.

	Years of Credited Service		Annual (Pension) Benefit Payable		Accrued Obligation at October 31, 2013(3)(4)	2014 Compensatory Change(5)	2014 Non- Compensatory Change(6)	Accrued Obligation at October 31, 2014(3)(4)
Name	October 31, 2014(1)	Age 65	October 31, 2014	Age 65(2)
Ed Clark
• TD Pension Arrangement	21.0	21.0	$1,000,000	$1,000,000	$14,027,000	—	$230,000	$14,257,000
• CT Pension Arrangement	21.0	21.0	$818,000	$818,000	$12,815,000	—	$976,000	$13,791,000
• Other CT Compensation	N/A	N/A	$670,500	$670,500	$9,900,000	—	$444,000	$10,344,000
Bharat Masrani(7)	27.5	34.4	$662,700	$1,298,700	$7,526,700	($ 958,900)	$1,997,400	$8,565,200
Colleen Johnston(8)	25.8	34.1	$515,000	$678,400	$5,062,900	$ 258,100	$882,800	$6,203,800
Mike Pedersen(9)	11.1	26.5	$230,300	$518,600	$1,846,100	$ 373,800	$349,600	$2,569,500
Tim Hockey	31.4	45.0	$667,500	$737,800	$5,149,600	$ 171,800	$976,900	$6,298,300

Notes:

(1)

Represents credited service for the named executive officer’s executive plan, which provides the majority of the pension benefit. Credited service for the TD Pension Fund Society is 10.5 years for Ms. Johnston, 11.9 years for Mr. Hockey, 7.5 years for Mr. Masrani, and 7.3 years for Mr. Pedersen. Mr. Masrani’s credited service for the TD Banknorth qualified plan is 2.33 years.

(2)

The estimated pension amounts at age 65 are calculated assuming current salary and incentive compensation payments continue unchanged until retirement and with service projected to age 65. Government benefits are excluded.

(3)	All pension values include the cost of amounts payable from all bank plans in which the named executive officer previously and currently participates.

(4)

Values were determined using the same valuation method and actuarial assumptions used for determining the pension obligations and pension expense disclosed in Note 26 of the bank’s comparative consolidated financial statements for the year ended October 31, 2014.

(5)

Compensatory value includes the value of the projected pension accrued for service during the reporting period (service cost), the impact on the accrued obligation of plan changes (if any) and any difference between actual and estimated earnings.

(6)

Non-compensatory changes in the obligation include amounts attributable to interest accruing on the beginning of year obligation, changes in the actuarial assumptions and other experience gains and losses.

(7)

Mr. Masrani’s accrued pension is inclusive of pension benefits from all bank retirement plans for his Canadian, U.K. and U.S. service. His U.K. pension benefit has been converted to Canadian dollars using the Bank of Canada’s exchange rate at October 31, 2014 (C$ 1.8038 = £1.00), and his U.S. pension benefit has been converted into Canadian dollars using the Bank of Canada’s exchange rate at October 31, 2014 (C$ 1.1271= U.S.$1.00). Mr. Masrani is subject to a deemed accrual adjustment beginning November 1, 2014, one year in advance of the date this accrual reduction is effective for other senior executives.

(8)

Ms. Johnston, as a term of her employment, was granted an additional five years of service, plus two years of service for each of her first 10 years of service, for the purpose of determining the portion of her pension provided by the Executive Benefit Plan. Actual years of service apply for Ms. Johnston’s benefit under the Pension Fund Society. This exception to policy was granted to provide Ms. Johnston with a competitive pension at retirement age which would not have otherwise been possible given her years of experience prior to being recruited to the bank.

(9)

Mr. Pedersen, subject to future vesting requirements, is eligible to receive an additional eight years of service, for the purpose of determining the portion of his pension provided by the Executive Benefit Plan. He received two years of service for each year of service from 2011 to 2013, which vested on January 1, 2014, and is eligible to receive two years of service for each year of service from 2014 to 2018, with vesting to occur on January 1, 2019. Actual years of service apply for Mr. Pedersen’s benefit under the Pension Fund Society. This exception to policy was granted to provide Mr. Pedersen with a competitive pension at retirement age which would not have otherwise been possible given his years of experience prior to being recruited to the bank.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Calculation of Termination Benefits

The actual amounts that a named executive officer would receive upon termination of employment can only be determined at the time he or she leaves the bank. There are many factors affecting the nature and the amount of any benefits provided and, as a result, actual amounts may be higher or lower than what is reported. Factors that could affect the reported amounts include the timing during the year of termination, share price and the named executive officer’s age and years of service. For purposes of illustration, the following assumptions have been made when calculating the termination benefit and bank policies or practices in place at the time of termination for each named executive officer:

•	termination date of December 31, 2014;

•	the December 31, 2014 TSX closing price for a common share was $55.51; and

•	pension benefits have been calculated using the fiscal year-end date of October 31, 2014.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     51

The amounts stated below are the incremental values of such benefits that the named executive officer could be entitled to for each of the termination scenarios. Negative values reflect a reduction of annual pension payable and equity forfeiture.

All numbers in C$ millions Event	Resignation	Retirement	Termination without Cause(1)	Termination with Cause	Change in Control(1)(2)
Ed Clark	Eligible for Retirement
Deferred Compensation (Equity)		$31.6	$0.0	($13.0)	$ 0.0
Annual pension payable		$ 0.0	$0.0	($ 1.4)	$ 0.0
Severance(3)		$ 0.0	$0.0	$ 0.0	$ 0.0
Total		$31.6	$0.0	($14.4)	$ 0.0
Bharat Masrani	Eligible for Retirement
Deferred Compensation (Equity)		$16.7	$0.0	($19.5)	$ 0.0
Annual pension payable		$ 0.0	$0.0	($ 0.5)	$ 0.0
Severance		$ 0.0	$6.4	$ 0.0	$ 6.4
Total		$16.7	$6.4	($20.0)	$ 6.4
Colleen Johnston	Eligible for Retirement
Deferred Compensation (Equity)		$ 7.4	$0.0	($ 2.9)	$ 0.0
Annual pension payable		$ 0.0	$0.0	($ 0.5)	$ 0.0
Severance(3)		$ 0.0	$2.4	$ 0.0	$ 2.4
Total		$ 7.4	$2.4	($ 3.4)	$ 2.4
Bob Dorrance	Eligible for Retirement
Deferred Compensation (Equity)		$18.6	$0.0	($ 9.0)	$ 0.0
Annual pension payable		N/A	N/A	N/A	N/A
Severance		$ 0.0	$6.0	$ 0.0	$ 6.0
Total		$18.6	$6.0	($ 9.0)	$ 6.0
Mike Pedersen		Not Eligible for Retirement
Deferred Compensation (Equity)	$0.0		$5.1	($ 4.3)	$13.0
Annual pension payable	$0.0		$0.0	($ 0.2)	$ 0.0
Severance	$0.0		$4.2	$ 0.0	$ 4.2
Total	$0.0		$9.4	($ 4.5)	$17.2
Tim Hockey	Eligible for Retirement
Deferred Compensation (Equity)		$12.0	$0.0	($ 5.5)	$ 0.0
Annual pension payable		$ 0.0	$0.0	($ 0.6)	$ 0.0
Severance		$ 0.0	$3.9	$ 0.0	$ 3.9
Total		$12.0	$3.9	($ 6.1)	$ 3.9

Notes:

(1)

Incremental value of deferred compensation is in addition to any amounts reported under the retirement column, as individuals who (in this scenario) are retirement eligible at the time of termination are entitled to be considered retired for purposes of the deferred compensation plans.

(2)	An executive must be terminated within 24 months of a change of control to receive the incremental values indicated.

(3)

Executives at the bank do not typically have employment agreements that provide for specific payments in the event employment is terminated without cause. The exception is Ed Clark whose employment agreement provides that he would not be eligible for any severance payments in the event he was terminated. In addition, Colleen Johnston’s employment agreement provides for a severance payment consisting of 24 months of base salary and annual incentive, with the annual incentive determined using an average of the previous three year actual annual incentive received. Severance payments for other executives above are estimates only.

52    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

The following table provides an overview of the treatment of the different elements of compensation under each of the termination scenarios.

Event	Resignation	Retirement	Termination without Cause	Termination with Cause	Change in Control
Salary	Salary ceases	Salary ceases	Salary ceases	Salary ceases	Salary ceases
Incentive Compensation	Forfeited	Eligible for a pro-rated cash incentive based on time worked during the year. Must work for the full fiscal year to be eligible for an equity award	Eligible for a pro-rated cash incentive based on time worked during the year. Must work for the full fiscal year to be eligible for an equity award	Forfeited	Eligible for a pro-rated cash incentive based on time worked during the year. Must work for the full fiscal year to be eligible for an equity award
Share Units (RSUs or PSUs)	Forfeited	Mature in normal course subject to compliance with conduct provisions and other plan terms	Entitled to a pro-rata share based on the number of full 12 month periods since the award date. Units mature in normal course subject to compliance with conduct provisions and other plan terms	Forfeited	Continue to vest and are paid out at the original maturity date
Stock Options	Vested stock options can be exercised within 30 days	Options remain outstanding and vest in accordance with their terms. Options expire on the earlier of the original expiry date and five years from the date of retirement	Vested stock options and those that vest within 90 days may be exercised within 90 days. For stock options that vest at the end of four years, holders are entitled to a pro-rata share based on the number of full 12 month periods since the award date	Forfeited	All stock options vest immediately upon termination and remain exercisable for 90 days following termination
DSUs	Redeemable upon resignation	Redeemable upon retirement	Redeemable upon termination	Redeemable upon termination	Redeemable upon termination
Vesting Share Units (VSUs)	Forfeited if resignation occurs within vesting period. If resignation occurs after vesting period, VSUs will be redeemable upon resignation	Forfeited if retirement occurs within vesting period. If retirement occurs after vesting period, VSUs will be redeemable upon retirement	Entitlement to a pro-rata share based on the number of full 12-month periods since the award date, subject to compliance with conduct provisions. If termination occurs after vesting period, VSUs will be redeemable upon termination	Forfeited	All unvested VSUs vest immediately, and are redeemable upon termination
Pension	Entitled to accrued pension. Executive supplemental pension is subject to conduct provisions	Entitled to accrued pension. Executive supplemental pension is subject to conduct provisions	Entitled to accrued pension. Executive supplemental pension is subject to conduct provisions	Entitled to accrued pension from registered plans. Executive supplemental pension is forfeited	Entitled to accrued pension. Executive supplemental pension is subject to conduct provisions

A change of control occurs when:

•	outstanding voting shares of the bank represent less than 50 percent of the combined voting power of the new entity;

•	there is, or is expected to be, a change of 50 percent or more of the directors of the bank; or

•	the board considers that there are other circumstances where it is appropriate to apply the change of control provision.

Conduct Provisions Resulting in Forfeiture

Except for DSUs, entitlement to equity awards in all cases is subject to compliance with the conduct provisions and all other plan terms. Conduct resulting in reduction and/or forfeiture of executive portion of pension and equity includes:

•	conduct constituting cause for discipline or dismissal;

•	solicitation of customers/employees;

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     53

•	disclosure of confidential information;

•	competition with the bank (does not apply to restricted, performance and vesting share units in a termination without cause scenario);

•	failure to sign a participation agreement; and

•	failure to certify compliance with conduct provisions.

Conduct Provisions in Mr. Clark’s Employment Arrangements

Mr. Clark is bound by the following conduct provisions under his employment arrangements:

•

Mr. Clark agrees not to compete, without the prior written consent of the bank, directly or indirectly, with the bank or any major subsidiary or major downstream affiliate of the bank by being employed by or associated with or otherwise involved with any major financial institution in the world for a period of two years following the date he ceased to be employed by the bank.

•

Mr. Clark agrees not to, directly or indirectly, take any steps to induce or solicit any executive of the bank to terminate his or her employment with the bank for any reason for a period of two years following the date he ceased to be employed by the bank.

If Mr. Clark fails to meet either the non-compete or non-solicitation obligation obligations set out above, a significant portion of his pension will be suspended or forfeited, and he will not be able to make any related claims against the bank.

STOCK OPTIONS

The following section includes prescribed disclosure under Form 51-102F5 Information Circular and TSX Company Manual Section 613 Security Based Compensation Arrangements.

Stock options are governed by the 2000 Stock Incentive Plan, which was originally approved by shareholders at the bank’s 2000 annual meeting. Under the 2000 Stock Incentive Plan, stock appreciation rights and other stock-based awards (such as restricted shares) may also be awarded. However, to date, only stock options have been issued under this plan. There were also a number of stock option plans assumed as a result of the 2007 TD Banknorth Inc. privatization, the 2008 Commerce Bancorp, Inc. acquisition, and the acquisition of The South Financial Group, Inc. (TSFG) in 2010 (referred to below as ‘legacy plans’). TD Banknorth stock options that were to expire after December 31, 2008, all outstanding Commerce Bancorp stock options, and, all outstanding TSFG stock options and stock appreciation rights were converted into bank stock options/stock appreciation rights by adjusting both the exercise price and number of options/stock appreciation rights as specified in the respective merger agreement. As a result, a bank common share will be issued upon the exercise of an outstanding option under the legacy plans. Stock appreciation rights issued under TSFG legacy plan will be settled in cash upon exercise. The terms and conditions of the legacy plans will remain in place until all issued and outstanding options/stock appreciation rights are exercised or expire (no options/stock appreciation rights exceeded a ten year term) and no further grants of stock options/stock appreciation rights will be made under these plans. Participation in the legacy plans extended to middle management and in some cases outside directors of the acquired companies. The information below applies to awards under the bank’s 2000 Stock Incentive Plan, unless stated otherwise.

Securities Authorized for Issuance Under the Stock Option Plans

The following table shows, as of January 22, 2015, aggregate information for the bank’s stock option plans and the legacy plans which are the only compensation plans under which equity securities of the bank are authorized for issuance from treasury.

The maximum percentage of common shares reserved for issuance to insiders when they exercise stock options may not exceed 10% of the common shares issued and outstanding, and the maximum percentage of common shares reserved for issuance to any one person upon the exercise of stock options may not exceed 5% of the common shares issued and outstanding.

	Securities to be issued upon exercise of outstanding stock options (a)		Weighted- average exercise price of outstanding options (b)	Number of securities remaining available for future issuance (excluding securities reflected in column (a)) (c)		Total stock options outstanding and available for grant (a) + (c)
Equity Compensation Plans	% of common shares outstanding	Number		% of common shares outstanding	Number	% of common shares outstanding	Number
2000 Stock Incentive Plan	1.01%	18,659,451	C$ 39.32	1.26%	23,292,556	2.27%	41,952,007
TD Banknorth legacy Stock Option Plans	0.01%	232,294	U.S.$ 28.30	nil	nil	0.01%	232,294
Commerce Bancorp legacy Stock Option Plans	0.12%	2,150,302	U.S.$ 31.72	nil	nil	0.12%	2,150,302
TSFG legacy Stock Option Plans	0.00%	400	U.S.$ 3,243.75	nil	nil	0.00%	400
Overall	1.14%	21,042,447	C$ 39.36	1.26%	23,292,556	2.40%	44,335,003

Note: Information in the “TD Banknorth legacy Stock Options Plans” row has been aggregated for the 10 TD Banknorth legacy plans, three Commerce Bancorp legacy plans, and seven TSFG legacy plans under which common shares are issuable on a basis consistent with TD’s acquisition of the shares of TD Banknorth Inc., Commerce Bancorp, Inc. and TSFG. All legacy plans received shareholder approval on inception. The bank assumed the legacy plans pursuant to an exemption from shareholder approval under the TSX Company Manual. The exchange rate used to convert the weighted average exercise price to Canadian dollars was the Bank of Canada exchange rate on January 22, 2015 (C$1.2404 = U.S.$1.00).

54    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Plan Features

Currently, bank executives at the senior vice president level and above are eligible to participate in the stock option plan. Details on the term and vesting schedule of stock options are set out above under the heading “Description of Key Deferred Compensation Plans”. The term of outstanding stock options under all plans do not exceed ten years. The following table provides more details on the features of the stock option plans.

Exercise price

The exercise price is equal to the closing price of the bank’s common shares on the TSX on the trading day immediately before the date the stock options are granted. Under the legacy plans the exercise price was set at no lower than either the fair market value (or a mean average sale price), or the closing price, of the underlying security on the day of the grant. The bank does not back date stock options.

Stock Appreciation Rights

Upon exercise of a stock appreciation right the holder receives a cash payment equal to the fair market value. This is the difference between the average of daily high and low board lot TSX trading prices of common shares on the exercise date and the stock appreciation right exercise price (being no less than the fair market value on the trading day before the grant). Stock appreciation rights can also be granted with a stock option, in which case, upon exercise the stock option is surrendered and the holder receives a cash payment equal to the difference between the fair market value on the exercise date and the stock option exercise price. Although the 2000 plan allows for the granting of stock appreciation rights, the bank has not granted any to date. Under one of the TSFG legacy plans, stand alone stock appreciation rights are outstanding. TSFG stock appreciation rights settle in cash upon exercise for the difference between the fair market value on the exercise date and the stock appreciation right exercise price.

Transfer / Assignment of Stock Options

Stock options may be transferred by will and laws of succession. With the consent of the plan administrator and where permitted by law, stock options may be assigned to a spouse, or the participant’s or spouse’s personal holding corporation, trustee, custodian, administrator, RRSP, or RRIF. Most legacy plans only permit the transfer of stock options by will and laws of succession; however, in some plans, an award may be transferred with committee consent and where permitted by law, or where required by domestic order.

Circumstances under which an individual is no longer entitled to participate

The information detailed below excludes any reference to one of the legacy plans designed for outside directors as under that plan outstanding stock options continue under normal plan terms in all termination scenarios.

•

Termination for Cause:    Stock options are forfeited. Generally, this also applies to the legacy plans. In some of the legacy plans however, the stock options are not immediately forfeited but do expire early (no later than three years after termination for cause).

•

Termination without Cause:    Stock options expire early. Vested stock options and those that vest within 90 days can be exercised during that 90-day period. After that time, all outstanding stock options are forfeited. Generally, stock options under the legacy plans vested as of the date of termination may be exercised within 60 days to three years from the date of termination (depending on the plan).

•

Retirement:    Stock options will continue with normal vesting, but may expire earlier depending on the circumstances. All outstanding stock options under the legacy plans that continue following retirement may expire early (depending on the plan).

•

Resignation:    Vested stock options can be exercised within 30 days, after which time they are forfeited. Unvested stock options are forfeited immediately. Under the legacy plans, where stock options are not forfeited, generally stock options may be exercised within 60 days to three years from the date of resignation (depending on the plan).

•

Death or Disability:    All stock options vest immediately and the exercise period may be reduced, depending on the circumstances, but stock options cannot be exercised after three years following the event. For the legacy plans, the exercise period may vary from three months to up to three years.

	•	Other Circumstances: The plan administrator may extend an early expiry date in limited circumstances.
Plan Amendments	Under the specific amendment procedure approved by shareholders at the 2007 annual meeting and amended at the 2011 annual meeting, shareholder approval is required for the following:
	(i)	an increase in the number of shares reserved under the plan;
	(ii)	a reduction in the exercise price of an outstanding award or cancellation and re-issuance of an award under different terms which in effect results in a reduction in the exercise price of the award;
	(iii)	an extension of the original stock option expiry date;
	(iv)	re-introduction of non-employee directors as being eligible for new award grants under the plans;
	(v)	a change that would have the effect of allowing a transfer of an award other than for normal estate planning/settlement purposes;
	(vi)	any amendment to remove or to exceed the insider participation limit set forth in the “Award Grant Limitations” section of the Plan; and
	(vii)	any amendment to the amendment provisions set forth in section 14 of the Plan.

Approval is required in each case, except where the amendment results from any adjustment made under the anti-dilution or conditional expiry date provisions in the plans. Beyond these material plan amendments, the board of directors may make changes to the plans (such as for administrative matters, of a drafting or clarifying nature, or to address regulatory and other developments). In setting and amending the terms of the bank’s stock option plans, the HRC reviews and recommends the terms and conditions of any new plan or any change in the terms and conditions of any existing plan to the board of directors for approval.

Financial Assistance to Participants

Until the end of 2009, the bank offered all Canadian employees an employee banking benefit that could be used to purchase shares under the plans and to achieve share ownership requirements. The bank no longer offers these loans. Loans approved up to December 31, 2009 were in the form of a demand loan for the purchase of common shares, capped at the employee’s base salary up to a maximum of $250,000, with an interest rate equivalent to the dividend yield on common shares set quarterly, in advance, with a ten year term and amortization. There are no such loans to named executive officers to purchase shares under the plans. Otherwise, any loans to purchase shares or facilitate the exercise of stock options were made on market terms and conditions. No financial assistance is available for the exercise of stock options under the legacy plans.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     55

In 2014, the HRC reviewed the terms of the current stock option plan. As a result of the review, the committee recommended, and the board approved, minor amendments to the purpose of the Plan.

Guidelines on Stock Option Overhang, Dilution and Burn Rate

The following table summarizes the total number of stock options granted to eligible executives during each of the last six calendar years.

Year	# of Stock Options Granted	# of Participants
2014	2,609,172	160
2013	2,594,240	150
2012	3,334,566	159
2011	3,843,992	164
2010	3,461,224	143
2009	4,727,976	135

Note: The number of options granted prior to January 31, 2014 have been adjusted to reflect the issuance of additional common shares as a result of the bank’s January 31, 2014 stock dividend of one common share per each issued and outstanding common share, which had the same effect as a two for one stock split.

As of December 31, 2014, the bank’s performance against the maximum guidelines set for overhang, dilution and burn rate are as follows (including TD Banknorth, Commerce Bancorp and TSFG converted options):

Rate	Description	Guideline	2014	2013	2012	2011	2010
Overhang	Overhang is defined as all stock options available for issue and stock options outstanding, divided by the number of total shares outstanding	7.5% or less of the number of shares outstanding	2.42%	2.70%	3.12%	1.96%	2.56%
Burn Rate	Burn rate is defined as the total number of stock options issued in a year, divided by the number of total shares outstanding	Less than 1% of the number of shares outstanding	0.14%	0.14%	0.18%	0.21%	0.20%

As a result of the Commerce Bancorp acquisition, 19.6 million Commerce Bancorp stock options were converted into 10.8 million bank stock options using the exchange ratio set out in the merger agreement. As per the merger agreement, all outstanding Commerce Bancorp options became vested upon the closing of the acquisition. The fair value of the converted options that were vested was $263 million on the conversion date, which was recorded in contributed surplus and was part of the acquisition consideration.

As a result of the TSFG acquisition, 2.9 million TSFG stock options were converted into 11,179 bank stock options using the exchange ratio set out in the merger agreement. As per the merger agreement, all outstanding TSFG options became vested upon the closing of the acquisition. The fair value of the converted options that were vested was $0 on the conversion date (September 30, 2010).

56    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

DIRECTORS’ AND EXECUTIVE OFFICERS’

INDEBTEDNESS AND OTHER TRANSACTIONS WITH THE BANK

Except for routine indebtedness, there is no outstanding indebtedness for any employee, executive officer or director of the bank. In addition, none of the bank’s directors or executive officers had a material interest in any material transaction or proposed transaction involving the bank in the last year.

The bank has a number of policies and procedures that govern the review and approval of transactions with directors and officers. Under the bank’s Code of Conduct and Ethics, officers and directors must disclose any interest they have in an existing or proposed material contract or transaction involving the bank in which they have some influence or perceived interest at the earliest opportunity. Any such disclosure by officers must be made to their managers or, in the case of the CEO or a director, to the chairman of the board. The bank’s Corporate Governance Guidelines also contain procedures regarding director conflicts of interest, which are described in Schedule B — Disclosure of Corporate Governance Practices and Polices of this circular. Under the Bank Act and its charter, the audit committee is responsible for oversight of transactions with related parties, a group that includes directors and senior officers as defined by the Bank Act. The audit committee has established procedures that apply to a broad range of transactions with related parties, from the provision of products or services to a related party to the purchase of assets or services from a related party. In general, all transactions with related parties must be on market terms and conditions unless, in the case of banking products and services for bank officers, otherwise stipulated under approved policy guidelines that govern all employees. Any loans to directors and executive officers must also be made in accordance with the U.S. Sarbanes-Oxley Act of 2002.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The bank has purchased, at its expense, a Blended Financial Lines and Executive & Professional Liability insurance program that includes Directors’ and Officers’ Liability insurance. This insurance provides protection for directors and officers against claims alleging liability or wrongful acts while serving in their capacity as directors and officers of the bank, including its majority-held subsidiaries and entities over which the bank has a controlling influence. This insurance has a dedicated policy limit of $300 million per claim and in the aggregate for the 12 months ending May 1, 2015. There is no deductible for this coverage. The insurance applies in circumstances where the bank does not indemnify its directors and officers for their acts or omissions. Premiums paid by the bank relating to unindemnifiable directors’ and officers’ liability insurance are approximately $2 million.

DIRECTORS’ APPROVAL

The board of directors has approved the contents of this circular and its sending to the common shareholders of the bank.

Philip C. Moore

Senior Vice President, Deputy General Counsel

and Corporate Secretary

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     57

SCHEDULE A

SHAREHOLDER PROPOSALS

The following four proposals have been made by holders of common shares of the bank for consideration at the meeting. The board of directors opposes these proposals for the reasons set out after each of them.

Proposals A, B, C and D were submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC) of 82 Sherbrooke Street West, Montréal, Québec H2X 1X3. These proposals were submitted in French and translated into English by the bank.

Proposal A:    Compensation Report

Be it resolved that the Bank adopt a senior executive compensation policy including the use of a pay equity ratio as an annual benchmark for setting compensation to ensure shareholders that the compensation strategy for its senior executives is fair and equitable.

Shareholder’s Statement:    Based on our analyses of management proxy circulars, we conclude that the practice of setting senior executive compensation relies heavily on horizontal benchmarking with peers at companies considered similar. Such a method leads to continuous increases in compensation, as this method results in an increase each time that a company grants a compensation package that exceeds the group’s median. A number of good-governance observers have denounced the quasi-exclusive use of this method. It has created a growing gap in compensation between the most senior executive and the average employee, generating injustice within the company and a malfunctioning economy, as fewer workers have enough buying power to consume what the economy is capable of producing—a contributing factor to the recent financial crisis.

As Yvan Allaire has stated:

[TRANSLATION] Until only recently, however, compensation systems were designed in a spirit of internal equity, not on the basis of a supposed “talent” pool. Compensation systems must once again be adopted to help promote and protect solidarity, mutual trust and a sense of fairness within and around the company, and give members of the organization the sense of “being all in the same boat,” and instil in them a long-term view of the company.1

In response to the concerns raised by this method, Canada’s six major banks asked compensation firm Meridian to analyze this issue and make recommendations last year. While defending the relevance of horizontal benchmarking, the firm suggested:

While vertical benchmarking is unlikely to be sufficient as a primary basis for setting executive compensation, it can provide important context for a Committee, particularly in assessing trends in pay disparity.2

Considering the advantages of benchmarking executive compensation to the compensation of other Bank employees, we propose that systematic use of a pay equity ratio be provided for in the Bank’s policy, that is, the ratio between the Chief Executive Officer’s total compensation and median compensation of employees of the Bank.

1.	http://www.lesaffaires.com/blogues/yvan-allaire/le-noeud-gordien-de-la-remuneration-des-dirigeants/544879 (in French only)

2.	http://www.td.com/document/PDF/corporateresponsibility/Canadian-Banks-Horizontal-Benchmarking.pdf

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The bank is committed to providing compensation for all employees that is aligned with business and individual performance and that is competitive within the market. As such, the human resources committee of the board (HRC) regularly considers compensation structure and strategy and undertakes activities to ensure there is appropriate awareness and oversight of significant issues affecting the broader employee population. For example, as indicated in the shareholder’s statement, in 2013 the HRC considered the results of the Meridian report on the practice of horizontal benchmarking. The report was jointly commissioned by TD and five other banks, and was prompted by shareholder proposals and a desire by the banks to understand if the practice had unintended effects on executive compensation. The report identified several safeguards to be used in conjunction with horizontal benchmarking to prevent unintended outcomes, including the evaluation of pay decisions for executives in the context of decisions for the broader company. In conjunction with this report, the HRC reviewed the bank’s practices and found them to be in alignment with all of the safeguards identified. In addition, in 2014, the HRC reviewed a report on compensation for front line employees, and compared base salary and incentive outcomes over time for executives and the broader employee population. The HRC was fully satisfied with the outcomes of the report, and the bank’s practices for executives and the broader employee population.

We do not believe that adoption of a ratio as described in this proposal would benefit the bank or its shareholders. This ratio does not provide a meaningful comparison between executive compensation and that of other employees. Compensation for the median employee, and the resulting ratio, is very dependent on the nature and mix of the businesses conducted by the bank (i.e., retail versus wholesale), the relative number of executives to non-executives in each business, and the geographies in which the bank operates, all of which may change over time. Such issues make it difficult to establish a ratio that will remain relevant as the business evolves.

Furthermore, the imperative of maintaining the bank’s competitive position in the talent market remains a key determinant of our compensation policy at all levels. Introducing a policy of the nature described in this proposal may unduly restrict the bank’s ability to design an effective and competitive executive compensation program in the future.

58    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Accordingly, given the bank’s strong internal governance practices, including the ongoing oversight of compensation by the HRC, as well as the inherent limitations of the proposed ratio, we believe that the adoption of the type of policy described in this proposal is not necessary or helpful.

Proposal B:    Stock Options

Be it resolved that the Board of Directors phase out stock options as a form of compensation over a five-year period and replace them with a compensation formula tied to the institution’s long-term performance.

Shareholder’s Statement: We are struck by the fact that academic literature from the middle of the last century discussed compensation of senior executives mainly in terms of salary and was considerably wary of incentive compensation.

In mid-twentieth-century business articles and textbooks, one finds references to executive “salaries”; mention of incentives (in cash, stock, or options) is an exception. As a management professor stated in 1951, “It is usually unwise to have a large proportion of executive pay consist of incentives.”3

Development of variable compensation began in the 1980s, and stock options and other stock-based compensation have become an increasingly popular senior executive compensation tool. In general market uptrends, this formula has definitely fuelled non-stop growth in compensation. In addition, as Professor Yvan Allaire points out in his policy paper, Pay for Value: Cutting the Gordian Knot of Executive Compensation:

[Stock options] tend to reward “luck” as much as performance; a booming stock market lifts all boats; unless the exercise prices of stock options are indexed to some stock market index (a rare practice that raises some thorny issues), “lucky” executives who happen to live through one of these recurring phases of stock market exuberance will become very rich; those who happen to spend a good deal of their career when stock markets are in doldrums will not be so lucky.4

Lastly, it is worthwhile questioning such reliance on variable compensation, which promotes excessive risk taking, considered by many to be a factor behind the last financial crisis:

Risk-taking incentives provided by incentive compensation arrangements in the financial industry were a contribution factor to the financial crisis that began in 2007.5

Given that, as NEI Investment deftly indicates, stock options “are complex, highly susceptible to manipulation and have the effect of excessively rewarding executives on the basis of a single and questionable performance metric,”6 we propose that stock options be phased out.

3.	LORSCH, J. and R. KHURANA. 2010. The Pay Problem. May-June 2010. Harvard Magazine. http://harvardmagazine.com/2010/05/the-pay-problem

4.	ALLAIRE, Y. Pay for Value: Cutting the Gordian Knot of Executive Compensation, IGOPP, p. 40

5.

Board of Governors of the Federal Reserve System. Incentive Compensation Practices: A Report on the Horizontal Review of Practices at Large Banking Institutions. October 2011. P.1. http://www.federalreserve.gov/publications/other-reports/files/incentive-compensation-practices-report- 201110.pdf

6.	Crisis, What Crisis? Executive Compensation in the 21st Century, NEI Investments, http://www.neiinvestments.com/documents/Research/Exec_Comp_English_Final.pdf

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

In the global market for talent in which the bank operates, the bank must provide a competitive compensation package if it is to continue to attract and retain the most highly skilled and motivated executives. The board of directors believes that stock options are a necessary element in the design of market competitive compensation.

There are several desirable design features associated with the use of stock options as a component of a competitive pay arrangement. Options are a tax efficient method of compensation in Canada that, in typical circumstances, creates a retention incentive for the executive as the executive must maintain employment with the bank for many years in order to realize the full value of the option award. Due to Canadian tax issues, other types of compensation used by the bank are limited to a term of three years, while stock options have a term of ten years, reinforcing the incentive to focus on long-term success. In addition, stock options create a powerful incentive to grow the bank, as they have no value unless the share price increases over time. Thus, the prudent use of options provides an incentive for senior executives to focus on the long-term success of the bank. The HRC regularly reviews our executive compensation program to ensure that it is rewarding behavior that is consistent with shareholders’ interests.

In addition, in line with changing market conditions, the bank has reduced the use of stock options over the past several years in favour of performance share units (PSUs) that incorporate a performance adjustment tied to total shareholder returns relative to peer organizations. As a result of this reduction, options are only granted to approximately 160 senior executives who are in key leadership roles and are involved in the strategic decisions that contribute to the long-term success of the bank. For all such executives, stock options represent a small portion of total compensation. Reflecting the bank’s conservative usage of options, the annual burn rate (the number of options granted divided by total shares outstanding) is less than 0.2%, significantly below levels that trigger concerns from shareholder advisory groups.

We continue to believe that stock options are an important component of a competitive compensation package, and as a result, we do not believe adopting this proposal is in the best interests of the bank or our shareholders. Additionally, we note that a similar proposal made by this shareholder was defeated by 95.7% of votes cast at last year’s annual shareholders’ meeting.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     59

Proposal C:    Senior Executive Pension Plans

Be it resolved that the pension plan for new senior executives of the Bank be the same as for all employees and be calculated based on salary alone.

Shareholder’s Statement: The most senior executive of the Bank, Mr. Clark, will be entitled to an annual pension of $2,488,500. While the Group President and CEO has accrued nearly 22 years of service, few Canadians have or can hope for a similar pension in retirement. Given the overall compensation paid to Mr. Clark during his career, we consider such a pension inappropriate. Pensions of a financial institution’s senior executives should be calculated on the same basis as for employees.

Under the current approach to compensation, senior executives enjoy compensation levels that are hard to justify both before and after retirement. We find it deplorable that for a number of years, the use of stock options has tended to reward “luck” as much as performance, while encouraging excessive risk-taking. We also find this calculation approach deplorable, which includes annual bonuses and results in increased inequality between senior executives and employees. To put it plainly, they cannot butter their bread on both sides.

In interest of fairness, we propose that the Bank adopt a senior executive pension plan policy to rectify the situation and subject all employees to the same pension plan over a period of five years.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

A key objective of the bank’s compensation policies is to provide market-competitive compensation to employees at all levels and our current pension arrangements have been designed to meet this objective. As such, the bank provides a defined benefit pension plan to all its Canadian employees. Currently, this plan provides retirement income which, as a percentage of income earned while actively employed, is market-leading for our more junior level employees, who represent the majority of our employees. All of our other Canadian employees also have the opportunity for a market competitive level of retirement income through the pension plan. In this regard, the bank offers an executive pension to Canadian-based executives, which is market-competitive practice in Canada. The HRC regularly reviews our executive and non-executive pension plans, and also has authority to approve new pension plans and pension plan amendments and, where required by law or a particular plan, to recommend such approval to the board.

In keeping with the bank’s pay for performance philosophy, as levels of seniority increase, the percentage of an executive’s compensation that is ‘at risk’ and directly related to the bank’s performance also increases. Accordingly, it is necessary and appropriate to take incentive compensation into account in determining the retirement income to be provided to executives. However, as we describe in the Retirement Plan Benefits section of this circular, the executive pension plan contains features which limit the impact of incentive compensation on retirement income and limit the overall level of benefit delivered. This means that the retirement income payable to executives represents a significantly lower percentage of their cash compensation than the retirement income provided to more junior level employees.

Executives do not receive preferential treatment with respect to retirement age and, with the most limited exceptions, the bank does not provide executives with extra years of credited service. Of the executives who have an executive pension arrangement with the bank, less than 3% have been granted additional credited service. Such exceptions to policy may be made in particular circumstances, such as when the bank hires an executive in mid-career and the executive is forfeiting a similar benefit from his or her prior employer as a result of joining the bank. The HRC periodically reviews these exceptions and specifically approves those relating to the most senior executives.

In light of the foregoing, we believe that it is appropriate, as well as necessary to the bank’s continuing success, for the bank to maintain the flexibility to offer market-competitive compensation at all levels, including the flexibility to offer a variety of pension arrangements. Additionally, we note that a similar proposal made by this shareholder was defeated by 98.5% of votes cast at the bank’s 2013 annual shareholders’ meeting.

Proposal D:    Credit Card Business Practices and Social Responsibility

Be it resolved that the Bank disclose, at the next annual meeting, the policy it intends to adopt to avoid further legal proceedings for abusive business and pricing practices in the credit card market.

Shareholder’s Statement: In 2003, Option Consommateurs brought an action against 12 banks, including TD Bank, objecting to the fact that credit limit increases had occurred on a number of credit cards without customers applying for them, that customers did not benefit from a 21-day grace period before credit charges were applied, that they had paid fees for exceeding their credit limit and that they had paid fees for cash advances.

While the action did not result in a judgment involving the Bank, we are concerned about the consequences that the action could have on its image and reputation, as well as on the shareholders we represent. Shareholders are reminded that for the similar action, Royal Bank and Bank of America Canada agreed to pay a $37.5 million settlement.

60    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

We would be remiss in failing to point out, with respect to credit cards and the banks’ policies that govern them, that the interest rates that consumers of such products, who are often low income earners, are required to pay. Against a social backdrop where the wealth gap between the richest and the poorest garners more and more attention, it is difficult to justify such credit card rates and policies. Such practices may jeopardize the Bank’s operating legitimacy and the Board of Directors must ensure that all policies are implemented to maintain such legitimacy. This aspect of social responsibility for financial institutions deserves greater focus and change.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The bank already has a comprehensive compliance program designed to ensure its products and services meet applicable legal and regulatory obligations. Our policies are supported by numerous business-specific processes and practices as well as governance, risk, and oversight functions across the enterprise. We are committed to conducting our affairs to the highest standards of ethics, integrity, honesty, fairness and professionalism. Our reputation as a responsible financial institution and a good corporate citizen has been earned over many years and we guard that reputation very carefully. Despite our best efforts, however, from time to time, we may be named as a defendant or be involved in various legal and regulatory actions related to our businesses and operations. The bank manages and mitigates the risks associated with these proceedings through proactive regulatory relationship management and a robust litigation management function. Where we may have fallen short of our own high expectations, we seek to learn from those situations.

We provide extensive details of our many governance and risk management policies and practices in various public disclosures, including in the annual report accompanying this circular, as well as on the bank’s website at www.td.com. We do not believe that the annual shareholder meeting is an appropriate venue for the disclosure of such policies and practices.

Mr. Andrew H. Palicz of 124 Deerfield Circle S.E., Calgary, Alberta T2J 6L8 submitted three proposals. After discussions with the bank, Mr. Palicz withdrew his proposal regarding corporate philanthropic donations. Mr. Palicz also withdrew the following two proposals but requested that the text and supporting statements be included in this circular.

1.

“Extension of senior executive post-retirement share ownership requirements. Resolved, that those Toronto-Dominion Bank executives who serve at the executive vice president level or above be each fully subject to his or her respective share ownership requirement for a seven year post-retirement hold period.

Shareholder’s Statement: The TD Bank’s 2014 management proxy circular states on page 35, in its section on Share Ownership Requirements, that “The bank’s share ownership requirements are designed to align the interests of the bank’s executives with long-term shareholders.” The subsequently therein stated post-retirement share ownership hold period is two years for the person who is Group President and Chief Executive Officer and is one year for all other executives at the executive vice president level or greater. Despite the expressed teleology of these requirements, the one and two year post-retirement hold periods that are presently in place are insufficient to adequately coordinate the pecuniary interests of these executives with those of TD’s long-term shareholders.

The TD Bank does not, in the executive Share Ownership Requirements section of its 2014 management proxy circular, provide any definition of the locution ‘long-term’. In the context of holdings of common stock, ‘long-term’ is often used to refer to periods of substantially more than two years duration. Many Canadians, in saving for their respective retirements, have held and/or will hold, in one way or another, TD Bank common stock for several decades or more. Some of these Canadian investors are either registered or beneficial shareholders of TD Bank common stock. Canadians also invest for their retirements in pension plans, mutual funds and exchange traded funds that contain TD Bank common stock. Not only these Canadians, but also the many American investors and others who similarly own TD Bank common stock as a part of their retirement savings will frequently have a personal hold period of far greater than one or two years.

By increasing the mandatory post-retirement senior executive share ownership hold period to seven years, TD would be bringing the personal financial interests of its leadership much more closely and clearly into alignment with the long-term interests of The Toronto-Dominion Bank and its genuinely long-term shareholders.”

2.

“Reinstatement of senior executive post-resignation and post-termination share ownership requirements. Resolved, that those executives of the Toronto-Dominion Bank who serve at the executive vice president level and above be again each subject to post-resignation and post-termination share ownership requirements.

Shareholder’s Statement: The Toronto-Dominion Bank’s management proxy circulars of 2010 through 2013 stated, in their respective Share Ownership Requirement sections for TD’s senior executives, that those at the executive vice president level and above were to be subject to post-resignation and post-termination share ownership obligations. These were included along with and in addition to their post-retirement share ownership obligations. These Share Ownership Requirement sections each said that “The bank’s share ownership requirements are designed to align the interests of the bank’s executives with long-term shareholders and are among the highest in the Canadian market.” Note that, in eliminating talk of post-resignation and post-termination share ownership requirements for its employees at the executive vice president level and above, the executive Share Ownership Requirement section of the TD Bank’s 2014 management proxy circular simultaneously dropped the claim that its share ownership requirements “…are among the highest in the Canadian market.” The Toronto-Dominion Bank ought, forthwith, to reinstate these obligations upon its most senior executives in the interest of its long-term shareholders.”

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     61

SCHEDULE B

DISCLOSURE OF CORPORATE GOVERNANCE POLICIES AND PRACTICES

Our board of directors and management believe that sound corporate governance practices contribute to the effective management of the bank and to achieving our strategic and operational plans, goals and objectives. The board’s corporate governance policies, principles and practices are consistent with the Canadian Securities Administrators’ National Policy 58-201 Corporate Governance Guidelines (CSA Guidelines) and focus on the board’s responsibilities to the bank’s shareholders and on creating long-term shareholder value. These policies, principles and practices take into account rules of the TSX. Because the bank is regulated by OSFI, these policies, principles and practices also comply with OSFI’s Corporate Governance Guideline. Lastly, although they do not all directly apply to the bank, these policies, principles and practices take into account rules of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission. The board’s governance framework includes the charters and key practices of the board and its committees and a set of Corporate Governance Guidelines published on our website at www.td.com/governance/index.jsp.

You can find additional governance information on our website, including the Code of Conduct and Ethics (the Code), the Disclosure Policy, the Director Independence Policy, the position description for directors, the position description for the CEO, and the charters of the board and its committees, the chairman of the board, and the chairs of the committees. The corporate governance committee reviews corporate governance policies, principles and practices each year and recommends, where required or desired, amendments to the board for consideration and approval.

BOARD OF DIRECTORS

For information on director nominees proposed for election, such as other public company boards on which our director nominees serve, key areas of expertise/experience and their attendance record for all bank board and committee meetings during fiscal 2014, please see the “Director Nominees” section of this circular.

Director Independence

To be effective our board must operate independently of management. To that end, a large majority of the board and all committee members are independent, they are not part of management and do not have relationships with the bank that would make them personally beholden to the bank or that would otherwise interfere with the exercise of their independent judgment. Of the 17 nominees proposed for election, 16, or 94%, are “independent” under the bank’s Director Independence Policy (available at www.td.com/governance/other_policies.jsp) and the CSA Guidelines and are not “affiliated” under the Bank Act.

Each audit committee member meets additional independence criteria under the Director Independence Policy and applicable law. Because of his position, Bharat B. Masrani, Group President and CEO, TD Bank Group, is not considered to be “independent” under the policy or the CSA Guidelines and is “affiliated” under the Bank Act.

The board has adopted the Director Independence Policy and delegated responsibility to the corporate governance committee for:

•	recommending to the board independence criteria for directors;

•	reviewing the policy, including as to the continued appropriateness of the director independence criteria; and

•	evaluating the independence of directors annually, and as needed for director appointments during the year.

How We Determine Independence

The bank has a robust process to annually evaluate director independence. Directors must complete detailed questionnaires each year about their individual circumstances. Management directors and directors who have a material relationship with the bank are not considered independent under the Director Independence Policy. To determine if a director has a material relationship with the bank, the corporate governance committee considers the nature and importance of the director’s connections with the bank. The corporate governance committee particularly scrutinizes any outsourcing, consulting, legal, accounting or financial services relationships. The committee also takes into account the people and organizations the director is related to, such as a spouse or an employer where the director is an executive. The committee then considers whether the director could reasonably be expected to be objective about management’s recommendations and performance. The goal is that a large majority of the board be comprised of independent directors.

While not required to do so, the corporate governance committee also considers the director independence standards that apply only to NYSE-listed U.S. domestic issuers. Except for Mr. Masrani, all director nominees would be considered independent under these NYSE standards if they applied to the bank.

In addition to the Director Independence Policy, the board has implemented the following policies and practices:

•

The board and each of its committees can meet independently of management at any time. Time to do so is provided on each board and committee meeting agenda. During fiscal 2014, 47 in-camera sessions were held.

•	The board and each committee have the authority to engage their own independent advisors at the expense of the bank.

•	Non-management directors must annually appoint a strong, independent chairman of the board with a clear mandate to provide leadership for the independent directors.

62    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

•

The non-management directors must acquire, within five years of first being elected or appointed to the board, equity ownership in the bank with a value equivalent to at least six times their respective annual cash retainers.

Board members are expected to understand that independence also means preparing for meetings, understanding the issues, strength of character, integrity and an inquiring mind.

Board Interlocks

Although the board does not set a formal limit on the number of interlocking board and committee memberships that directors may have, the corporate governance committee reviews any interlocks as part of its annual evaluation of director independence. There are no interlocking board memberships among our directors.

Chairman of the Board

The chairman of the board is Brian M. Levitt. Mr. Levitt has been the chairman since January 1, 2011. For more information on Mr. Levitt, please see the “Director Nominees” section of this circular or our website at www.td.com/governance/chair.jsp.

The chairman of the board’s role is to facilitate the functioning of the board independently of management and to maintain and enhance the quality of our corporate governance. The chairman’s key responsibilities are set out in the charter of the chairman of the board, which is available on our website at www.td.com/governance/charters.jsp. The chairman must be independent and is appointed on an annual basis by the non-management directors of the board. The chairman is responsible for chairing every meeting of the board (including the in-camera sessions) and the annual meeting of shareholders. The chairman of the board is also the chair of the corporate governance committee and serves as a member of the HRC. In fulfilling his responsibilities in 2014, the chairman regularly met with other directors and senior management to monitor the health of relationships between the board and senior management and among directors, and the implementation of the CEO succession plan. Consistent with industry practice, the chairman maintains a channel of open communication with the bank’s regulators, independent of management, to engender trust and confidence in the quality of the board’s governance and oversight of the bank. In 2014, the chairman met, both alone and with the committee chairs, 12 times with representatives of the bank’s regulators. The chairman’s and committee chairs’ involvement in these meetings includes preparation as well as attendance and spans all of the bank’s various businesses and the jurisdictions in which they are carried out.

Shareholders’ Meetings

The chairman of the board is responsible for chairing and is available to answer questions at our annual shareholders’ meetings. Directors are expected to attend annual shareholders’ meetings. Last year, all of the director nominees then standing for election attended the annual shareholders’ meeting in Calgary.

BOARD MANDATE

The board is responsible for enhancing the bank’s long-term value for our shareholders.

Our employees and officers execute the bank’s strategy under the direction of the CEO and the oversight of the board. Shareholders elect the board to oversee management and assure that the long-term interests of shareholders are advanced responsibly. This includes addressing, where appropriate, the concerns of the bank’s other stakeholders and interested parties, including our employees, customers, regulators, communities and the public. The board’s responsibilities are set out in its charter and include the following:

•	Supervision of the management of the business and affairs of the bank.

•	Disclosure of reliable and timely information to shareholders — shareholders depend on the board to get them the right information.

•

Approval of our strategy and major policy decisions — the board must understand and approve where we are going, be kept current on our progress towards those objectives and be part of and approve any major decisions.

•

Approval of our risk appetite statement – the board must be satisfied that there is a framework in place so that the bank only takes risks in accordance with its risk appetite and that a risk appetite statement is in place to inform and assess performance relative to its risk appetite.

•

Evaluation, compensation and succession for key management roles — the board must be satisfied that we have the right people in the key roles, that they are monitored and evaluated by the board, and that they are appropriately compensated to encourage the bank’s long-term success.

•

Oversight of the management of capital, liquidity, risks and the implementation of internal controls — the board must be satisfied that policies are in place so that the bank has sufficient capital and liquidity, that the assets of the bank are protected, and that the bank’s risk culture, compensation policies and practices and control functions are such that the bank is operated within the confines of its board-approved risk appetite.

•	Effective board governance — to excel in their duties, the directors need to function properly as a board (i.e., have strong members with the right skills and the right information).

The board’s charter is incorporated by reference into this circular and has been filed with securities regulators on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and is available on our website at www.td.com/governance/charters.jsp. In addition, shareholders may promptly obtain a free copy of the board’s charter by contacting TD Shareholder Relations (contact information is provided on page 72 of this circular).

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     63

The Bank Act requires certain important matters to be brought before the board. The board has also reserved certain other key decisions to itself. Under its charter, the board has an obligation to oversee the sufficiency of the checks and balances on management. The board has also put in place formal policies for approving material business acquisitions, investments and divestitures and for approving major outsourcing projects. In addition, the board has complete authority over the approval of certain other transactions out of the ordinary course of business and for approving the bank’s financial statements prior to release to shareholders.

Strategic Planning

The board is responsible for overseeing the execution and fulfillment of our strategy and fundamental goals. This oversight includes reviewing and approving all major strategy and policy recommendations including the bank’s annual strategic plan, annual financial plan (including the capital and liquidity plans), and specific requests for major capital expenditures. The board assesses the bank’s major opportunities and the risk impact of such strategic decisions being contemplated, including considering whether they are within the board-approved enterprise risk appetite established for the bank and its individual business units. The board also oversees the strategic planning process, the implementation of strategic plans, and monitors performance against such plans. In addition to reviewing and discussing the bank’s strategy at regular board meetings, the board annually participates in a two-day strategy session.

Risk Management

The board is responsible for overseeing the bank’s risk culture and overseeing that appropriate policies and procedures are in place to protect the assets of the bank and assure its viable future. The board is also responsible for overseeing the identification and monitoring of the principal risks affecting the bank’s business, and satisfying itself that appropriate policies, procedures and practices are in place for the effective and independent management of these risks under the bank’s enterprise risk framework. The board is aided in this responsibility by the risk committee which, among other responsibilities, reviews and recommends, for approval by the full board, the bank’s risk appetite statement and related measures and satisfies itself that a sound risk management framework is implemented to manage the bank’s key risks. In addition, the risk committee has been delegated authority to oversee the bank’s crisis management recovery and resolution plans as required by applicable regulatory requirements. See the “Managing Risk” section of the bank’s 2014 MD&A for a list of the major risk types identified and the structures and processes in place to manage them.

Capital Management

The board oversees the bank’s capital adequacy and management including by annually reviewing and approving the Global Capital Management Policy and the capital limits and thresholds therein. As part of this responsibility, the board is also responsible for declaring dividends and approving the issuances, redemptions or repurchases of all capital, if appropriate and permitted by applicable law regulations.

Corporate Responsibility

The corporate governance committee reviews and assesses the bank’s corporate responsibility strategy and reporting. For a description of our approach to corporate responsibility, read our most recent Corporate Responsibility Report, which is available on our website at www.td.com/corporateresponsibility.

Succession Planning

The board and the HRC are responsible for succession planning for the senior leadership of the bank and for overseeing the bank’s talent management strategy. This includes identifying potential succession candidates for the role of CEO, satisfying themselves that the senior leadership team is identifying potential succession candidates for other key executive roles, and monitoring development plans for those identified, as well as fostering management depth by rigorously assessing candidates for other senior positions.

Communication Policy

The corporate governance committee’s responsibilities include satisfying itself that we communicate effectively, both proactively and responsively, with our shareholders, as well as the bank’s other stakeholders and interested parties, including our employees, customers, regulators, communities and the public. Our commitment to providing timely, accurate and balanced disclosure of all material information to a broad audience is laid out in our Disclosure Policy. The corporate governance committee annually reviews this policy and receives a report from management, including members of the disclosure committee, on the Disclosure Policy, the design and operation of related disclosure controls, and procedures and any disclosure issues that may have arisen in the past year. A copy of the policy is available on our website at www.td.com/governance/other_policies.jsp.

The board or a committee of the board oversees communications with shareholders and other stakeholders and interested parties. This includes reviewing and/or approving key disclosure documents such as the quarterly and annual financial statements, the annual report, the annual information form, and the management proxy circular. The corporate governance committee receives an annual report on shareholder feedback on an enterprise-wide basis from management, with a primary focus on retail shareholders.

Measures for Receiving Stakeholder Feedback

Shareholders may provide feedback to the bank through a number of avenues, including via email, telephone, mail and at events (such as the annual shareholders’ meeting and investor events involving TD Investor Relations). The bank also receives feedback through meetings with shareholders, including with those shareholders that are interested in the bank’s approach to executive compensation and corporate social responsibility. Shareholders may communicate directly with our independent directors through the chairman of the board and they may contact TD Shareholders Relations (contact details for the chairman and for TD Shareholders Relations are provided on page 72 of this circular). For additional information, please visit the bank’s website at www.td.com/investor-relations/ir-homepage/contact.jsp.

64    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Each year, shareholders have the opportunity to vote for or against a non-binding, advisory resolution on the bank’s approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Compensation” sections of this circular. As this is an advisory vote, the resolution is non-binding. However, the HRC and the board are committed to proactive, open and responsive communications with shareholders and consider feedback received from shareholders in the course of regular communications as part of the board’s ongoing review of executive compensation policies, procedures and decisions.

In addition, the bank’s whistleblower program provides an open and effective communication channel for employees and members of the public worldwide to report complaints regarding accounting, internal accounting controls or auditing matters and other ethical, legal or regulatory matters. The whistleblower program strives to ensure that individuals feel comfortable and secure and have no fear of reprisal when reporting complaints, in good faith, which they reasonably believe to be valid. The bank accepts anonymous reports except where they are prohibited by law. The audit committee monitors reports regarding accounting, internal accounting controls and auditing matters. A description of the program is available on our website at www.td.com/governance/whistleblower.jsp.

Management and the corporate governance committee also carefully consider shareholder proposals as well as feedback and communications from recognized governance groups in Canada and provide regular opportunities for shareholders to communicate with management and the board. All of these inputs help the board understand how we are doing and guide future governance innovations.

Internal Controls

The board is responsible for overseeing, and monitoring the integrity and effectiveness of, the bank’s internal controls and management information systems. The board is also responsible for overseeing adherence to applicable legal, audit, compliance, regulatory, accounting and reporting requirements. Through this process the board must satisfy itself that the bank’s financial reporting and financial control systems are operating appropriately. Management’s report on internal control over financial reporting and related information is available under the heading “Accounting Standards and Policies — Controls and Procedures” in the bank’s 2014 MD&A.

Developing the Bank’s Approach to Corporate Governance

The board believes the bank’s success is based on a culture of integrity which starts with the principle of the “tone at the top”. As set out in its charter, the board is responsible for setting the tone for the risk, integrity and compliance culture throughout the bank. The board expects the highest level of personal and professional integrity from our CEO, other executive officers and all employees. The board also monitors the effectiveness of our corporate governance practices and approves any necessary or desired changes. The corporate governance committee keeps abreast of the latest regulatory requirements, trends and guidance in corporate governance and updates the board on corporate governance issues, as necessary. The bank’s governance framework is based on Corporate Governance Guidelines recommended by the corporate governance committee together with the charters and key practices of the board and its committees.

POSITION DESCRIPTIONS

The corporate governance committee annually reviews the board-approved written position description for directors and charters for the chairman of the board and for the chairs of the board committees that the board has approved, and recommends amendments if required. These documents are available on our website at www.td.com/governance/charters.jsp. The HRC has developed a written position description for the CEO which it reviews and approves annually. In addition, the HRC reviews mandates for all senior leadership roles (rank of or equivalent to group head or higher and other key positions as determined from time to time).

ORIENTATION AND CONTINUING EDUCATION

Orientation

The corporate governance committee oversees the implementation and monitors the effectiveness of an orientation program for new directors. Our program is comprised of four components: orientation reference materials; education sessions; meeting with the relevant committee chair(s); and assignment of a “buddy” director, each as described below.

Each new director receives a manual of director’s orientation reference materials that is tailored to the individual director’s needs and areas of interest, taking into consideration which committee(s) the director is joining. Director orientation reference materials include, among other things:

•	our key corporate governance and public disclosure documents, including our Corporate Governance Guidelines and board and committee charters;

•	information regarding the evaluation process for the board and its chairman, its committees and their chairs, and individual directors;

•	minutes for the previous year’s board meetings;

•	minutes for the previous year’s committee meetings for the committee(s) which the director is joining;

•	important policies and procedures for the bank, including our Disclosure Policy and Code of Conduct and Ethics; and

•	organizational charts and other business orientation materials, including financial statements and regulatory information.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     65

At the comprehensive education sessions, the CEO and other members of the executive management team present and answer questions on how the bank is managed, our business and control functions, strategic direction, capital management, finance, human resources, information technology, regulatory environment, directors’ responsibilities, and the significant issues and key risks we face. The program also includes a meeting of new directors with the CEO and the chairman of the board. Committee chairs also meet with any new director appointed to serve on the committee as part of his or her overall orientation session. New directors are also offered an opportunity to visit various sites (e.g., retail branch, operations centre, trading floor).

In addition, new directors are assigned a “buddy” director for the director’s first few meetings to answer questions and provide contextual information to better understand materials, presentations and processes.

Continuing Education

The corporate governance committee oversees continuing education for directors and is a resource for ongoing education about directors’ duties and responsibilities. It satisfies itself that prospective candidates fully understand the role of the board and its committees and the contribution expected of individual directors. Presentations are regularly made to the board on different aspects of our operations, and periodically on topical areas, to assist directors in fulfilling their responsibilities. In addition to training and education for the full board, there is specialized training for committees as required or desirable. These educational presentations are made by management and in some cases by external presenters.

As part of their continuing education, directors participate in in-depth sessions or “deep dives” as well as an annual two-day strategy session on different business, economic, enterprise and regulatory topics. Each deep dive includes an element of general education as context for the discussions (e.g., the industry, competitors, trends, and risks/opportunities). In addition, directors in their second year of service are also invited to attend new director orientation sessions at their option.

Directors have access to management to enable them to better understand and keep up-to-date with the bank’s businesses and for any other purposes that may help them fulfill their responsibilities. Directors have other opportunities, outside of bank-scheduled education sessions, to meet additional members of senior management through participation in board – executive vice president interaction sessions which are informal events for directors to get to know the bank’s next generation of talent and their businesses.

As well, directors are canvassed on specific topics, trends or best practices relevant to the board as a whole or to a specific committee that they would like to learn more about. Examples of topics covered in fiscal 2014 are included in the chart below. It is the expectation that all non-management board members receive sufficient continuing education to be effective in their roles.

Directors also receive periodic reports summarizing significant regulatory developments and corporate governance matters of general interest. All directors have also been enrolled as members in the Institute of Corporate Directors (ICD), giving them access to ICD publications and events to enhance their knowledge of directors’ responsibilities and current governance trends. In addition, directors are provided with information regarding relevant external sessions. The bank reimburses directors’ expenses for outside education sessions which they are encouraged to attend.

The following chart summarizes the number of continuing education sessions held in fiscal 2014 and gives examples of topics to illustrate their nature.

Participant	Total Sessions	Examples of Sessions Held
Board of Directors	26	• Consumer Digital Banking Strategy • Wealth Management Strategy • Customer Experience	• Interest Rate Environment and Balance Sheet Management • Organic Growth Opportunities • Technology Transformation
Audit Committee	10	• New and Emerging Anti-Money Laundering Methods • Accounting for Credit Cards • External Audit Quality Initiatives	• Canadian, U.S. and UK Consumer Compliance • General Allowance Process Review
Risk Committee	9	• Central Clearing Parties • New Basel III Liquidity Rules • General Allowance Process Review	• Emerging Risk • New Business and Product Approval Policy Case Study
Human Resources Committee	4	• Market Compensation Trends	• Updates on the Impact of Regulatory Changes on Compensation

Note:	There were two joint sessions of the audit committee and risk committee.

ETHICAL BUSINESS CONDUCT

As a responsible business enterprise and corporate citizen, we are committed to conducting our affairs to the highest standards of ethics, integrity, honesty, fairness, and professionalism at all times. While reaching our business goals is critical to our success, equally important is the way we achieve them. There are a number of policies and procedures in place, including the Code and the Anti-Bribery and Anti-Corruption Policy, which encourage and promote a culture of ethical business conduct at the bank.

66    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

The board and its committees oversee the culture of integrity or “tone at the top” established throughout the bank, including compliance with our policies and procedures for ethical personal and business conduct. The corporate governance committee receives a periodic report from management discussing the various policies and structures that support this important oversight function.

Code of Conduct and Ethics

Our Code applies at all levels of the organization, from major decisions made by the board, to day-to-day business transactions. The Code has been filed with securities regulators on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Any shareholder may obtain a copy of the Code from our website at www.td.com/document/PDF/governance/td-governance-code-ethics.pdf or by contacting TD Shareholder Relations via the contact details on page 72 of this circular.

The Code establishes the standards that govern the way directors and employees deal with each other, our shareholders, customers, governments, regulators, suppliers, competitors and the media and the public at large. Within this framework, directors and employees are expected to exercise good judgment and be accountable for their actions. Compliance with the Code is part of the terms and conditions of employment of every employee with the bank. All directors and employees are required to review and attest to compliance with the Code annually.

The corporate governance committee annually reviews the Code and the audit committee oversees monitoring compliance with the Code, including approving, where appropriate, any waiver from the Code to be granted for the benefit of any director or executive officer of the bank. In fiscal 2014, there were no such waivers sought or granted. Compliance with the Code is monitored by management on an ongoing basis and material issues arising under the Code are reported to the audit committee by the Human Resources Department. An annual report is submitted by the Head of Human Resources to the audit committee on the attestation process confirming compliance with the Code. Employees have a responsibility to report violations immediately to TD and various internal contacts are outlined in the Code under “Reporting Violations”. Employees who may be uncomfortable using these internal channels can report possible violations through the TD Whistleblower Hotline as described under “Measures for Receiving Stakeholder Feedback” above in this Schedule B. The audit committee is responsible for overseeing that concerns or complaints relating to accounting, internal accounting controls or auditing matters are resolved in a satisfactory manner.

Insider Trading Policies

Safeguards are in place to monitor personal trading of executive officers and other officers and employees in key positions for insider trading. This monitoring is conducted by trained and experienced compliance officers who have access to records of the bank trading accounts in which these individuals hold securities. All officers and employees covered by the bank’s insider trading policies are required to disclose trading accounts to the bank and ensure that such accounts are maintained in-house. In addition, covered officers and employees (including the named executive officers listed in the Summary Compensation Table under the “2014 Performance and Compensation” section of this circular) are required to pre-clear any securities trade with the Compliance department. Trading in bank securities is restricted during “closed window periods” which span the period when our financial results are being compiled but have not yet been released to the public. Reporting insiders, as required by law, must file insider reports via the internet-based System for Electronic Disclosure by Insiders. Current named executive officers must also pre-disclose to the public, by way of a press release, any intention to trade in our common shares, including the exercise of stock options, not less than five business days in advance of the date of the transaction. Current named executive officers must also disclose to the public the establishment of an automatic disposition plan covering common shares and stock options.

Director Conflict of Interest

Directors may not be eligible to stand for election if they have a potential or actual conflict of interest that is incompatible with service as a director. Directors have an ongoing obligation to provide the bank with complete information on all entities in which they have a material interest so that any conflicts they may have regarding these entities can be identified. In addition, directors complete an annual questionnaire that includes questions on material interests with the bank.

It is the responsibility of each director to submit a report to the corporate governance committee whenever there is a potential or actual conflict of interest between him or her and the bank, and the committee may require additional information from that director where it deems appropriate. The committee will determine an appropriate course of action for the director, always with a view to the best interests of the bank. Where a director’s conflict of interest is manageable (for example, by the director being absent for certain deliberations of the board), the director may be eligible for election and the corporate governance committee will monitor the conflict. Should a conflict become incompatible with service as a director, the director must offer his or her resignation.

BOARD COMPOSITION AND NOMINATION OF DIRECTORS

The board is required to have a minimum of 12 directors. The exact size of the board is set by directors’ resolution prior to each annual shareholders’ meeting on the recommendation of the corporate governance committee. The board size may be changed by the board from time to time between annual shareholders’ meetings. In considering board size, the board balances the competing goals of keeping the board to a size which facilitates effective discussions while at the same time offering adequate representation to meet the experience requirements of board and committee work in the context of the bank’s business and operating environment.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     67

The corporate governance committee recommends to the board criteria for composition of the board, annually assesses the overall composition of the board by considering the competencies and personal attributes the board needs to fulfill its wide-ranging responsibilities, and identifies individuals qualified to become director nominees. In so doing, it invites suggestions from other directors and management, and it may engage independent consultants to help in these tasks. The chair leads the process and the CEO is included with a number of directors in the interview process. The bank maintains an evergreen list of potential director candidates. The corporate governance committee regularly considers potential candidates even when the board does not have an immediate vacancy.

Upon the recommendation of the corporate governance committee, the board annually recommends the director nominees to shareholders, who may vote on each new director nominee at the annual shareholders’ meeting. The nominees identified in the “Director Nominees” section of this circular were recommended to the board by the corporate governance committee.

Competencies and Skills/Experience Matrix

The corporate governance committee seeks candidates to fill any gaps in the competencies of the board, while also considering candidate personal attributes and perspectives. The board is committed to selecting candidates who will be able to satisfactorily represent the bank in the places the bank carries on business, both domestically and internationally. The board is composed of members with a broad spectrum of skills, educational backgrounds, experience and expertise from a range of industry sectors that reflect the nature and scope of the bank’s business. With a view to recruiting needs, the corporate governance committee uses a skills/experience matrix as a tool to identify any gaps in the competencies considered most relevant to the board, taking into consideration the bank’s strategy, opportunities, risk profile and overall operations, as set out below:

• Senior Executive/Strategic Leadership • Financial Services • Insurance • Risk Management • Talent Management & Executive Compensation • Audit/Accounting • Capital Markets/Treasury	• Corporate Responsibility • Governance • Government/Public Affairs • Legal/Regulatory • Marketing/Brand Awareness • Technology • Other Board Experience

Directors annually self-assess their skills and experiences against the above-listed competencies. The corporate governance committee reviews the matrix annually to confirm that it continues to reflect the most relevant skill and experience competencies. Key areas of expertise/experience for each director nominee are listed in the charts under the “Director Nominees” section of this circular.

Diversity Policy

The bank is committed to diversity and inclusion at all levels in the workplace and on the board. This includes a commitment to ensuring there are no systemic barriers or biases in the bank’s policies, procedures and practices. The bank believes that supporting a diverse workplace is a business imperative that helps the bank and its board attract and retain the brightest and most talented individuals.

As provided in our Corporate Governance Guidelines, the corporate governance committee considers diversity (including gender, as well as age, geography, members of minority groups, aboriginal heritage, and persons with disabilities) when reviewing qualified candidates for recommendation for appointment or election to the board. The committee regularly considers board composition and anticipated board vacancies in light of its stated objectives and policies. It also completes a self-assessment measuring, among other things, how it has performed against its objectives.

When identifying candidates for executive officer positions that comprise our senior executive team (SET), the bank takes a similar approach, considering both competencies and personal attributes, including diversity, to build the strongest leadership team for the enterprise.

The bank sets three year goals for representation of women and other groups at the bank’s senior management levels. Each business within the bank monitors its respective progress against these diversity objectives on a quarterly basis. In 2014, the bank met its goal to have at least 35% of vice president and above roles in Canada filled by women. To achieve these results, the bank invests significant resources in diversity and talent initiatives to support the development and advancement of our current and future women leaders.

Specific targets or quotas for gender or other diversity representation have not been adopted for the SET or for the board due to the small size of these groups and the need to consider a balance of criteria in each individual appointment. It is important that each appointment to the board and to SET be made, and be perceived as being made, on the merits of the individual and the needs of the bank at the relevant time. In addition, targets or quotas based on specific criteria could limit the board’s ability to ensure that the overall composition of the board and the SET meets the needs of the bank and our shareholders. Targets and quotas are also unnecessary to promote gender diversity on the board and in executive officer positions in light of the bank’s demonstrated leadership and the effectiveness of our diversity policy: 35% (6 of 17) of our director nominees are women, and 30% (3 of 10) of our SET are women.

68    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Other Considerations

The composition of the board must meet Bank Act residence and affiliation requirements and all directors must meet the qualifications for directors set out in the Position Description for Directors (available at www.td.com/governance/charters.jsp). This includes meeting the highest ethical and fiduciary standards as well as having sound judgment, knowledge of and inquisitiveness about the issues facing the bank, and a commitment to the board and the bank. Non-management directors are expected to meet the standards for independence from management established pursuant to the Director Independence Policy.

The corporate governance committee also considers whether each new nominee can devote sufficient time and resources to his or her duties as a board member. Directors must be committed to diligent attendance at board and committee meetings, and to full preparation for and participation in such meetings. If a director attends fewer than 75% of board and committee meetings during the fiscal year, the corporate governance committee will inquire into the situation and take steps to work with the director to improve attendance. Attendance is also taken into consideration in the nomination process. While the corporate governance committee does not restrict the number of public company boards that a director may serve on, each director must devote sufficient time to carrying out his or her duties effectively. Each director also commits to serve on the board for an extended period of time, if elected (see “Retirement Age and Term Limits” below). No member of the audit committee may serve on more than three public company audit committees without the consent of the corporate governance committee and the board. No such consents have been required for any director nominee standing for election at the meeting.

Election of Directors and Majority Voting Policy

If a director nominee in an uncontested election receives, from the common shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election (i.e., the nominee is not elected by at least a majority of 50% + 1 vote), he or she must immediately tender his or her resignation to the chairman of the board. The corporate governance committee and the board will expeditiously consider the director’s offer to resign. The board will accept the resignation offer unless there are exceptional circumstances, and the resignation will take effect as soon as the board accepts it. The board must make its final determination within 90 days of the relevant shareholders’ meeting and promptly announce that decision (including, if applicable, the reasons for rejecting the resignation) through a news release. Any director who tenders his or her resignation pursuant to the bank’s majority voting policy will not participate in any deliberations on the resignation offer by the corporate governance committee or board. In the event any director fails to tender his or her resignation in accordance with the majority voting policy, the board will not re-nominate the director. The board is not limited in any action it may take if a director’s resignation is accepted, including appointing a new director to fill the vacancy. The majority voting policy does not apply to a contested election of directors; that is, where the number of nominees exceeds the number of directors to be elected.

Retirement Age and Term Limits

The board strives to be constituted to achieve a balance between experience, on the one hand, and the need for renewal and fresh perspectives, on the other. The Corporate Governance Guidelines provide that no director will serve beyond the annual meeting following his or her 75th birthday. Subject to the preceding, as well as receiving solid annual performance assessments and being annually re-elected by shareholders (i) new director nominees are expected to serve up to a maximum term of 10 years of service, and (ii) non-management directors as of September 23, 2004 are expected to serve a term ending on the annual shareholders’ meeting following September 23, 2014; in each case, on the recommendation of the corporate governance committee, the board may extend the term of a director for up to five additional years following that date. In exceptional circumstances, on the recommendation of the corporate governance committee, the board may extend the maximum 15-year term of a director for up to five additional years. Pursuant to the Bank Act, the CEO of the bank is required to serve on the board for so long as he or she holds such office.

COMPENSATION GOVERNANCE

Director Compensation

The corporate governance committee reviews director compensation to satisfy itself that it is competitive in the marketplace and aligns directors’ and shareholders’ interests. The board determines the adequacy and form of director compensation based on the corporate governance committee’s recommendation. Further information on director compensation can be found in the “Director Compensation” section of this circular.

Executive Compensation

The HRC oversees our executive compensation program. The objective of the bank’s compensation strategy is to attract, retain and motivate high performing executives to create sustainable value for shareholders over the long term. To achieve this objective, the executive compensation program is designed based on the principles outlined below and described more fully in the “Approach to Compensation” section of this circular:

•	align with the bank’s business and talent strategy

•	effective risk management

•	align to shareholder interests
•	good corporate governance

•	pay for performance

•	pay competitively

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     69

The HRC, in consultation with the committee’s independent advisor, Frederic W. Cook & Co., Inc., reviews and approves (or recommends to the board for approval) the salary, annual cash incentive, and equity compensation awards for certain executive officers. These include the named executive officers listed in the Summary Compensation Table in the “2014 Performance Compensation” section of this circular, members of the senior executive team, heads of oversight functions, and the 50 highest paid employees across the organization. The committee also approves aggregate compensation awards under all executive compensation and equity plans including the Performance Compensation Plan for TD Securities employees, and has oversight for all material employee compensation plans. The committee reviews the executive compensation disclosure in this circular before the board approves it and makes it public. To support our objective of striving to be a market leader on governance issues, we have adopted certain policies and processes that align with best practices and ensure that risk is appropriately considered in compensation plans, including:

•

at year end, the chief risk officer presents an enterprise risk appetite scorecard to the risk and human resources committees to allow for appropriate consideration of risk when determining the amount of compensation to be awarded and if any adjustments to maturing deferred compensation are appropriate;

•

any changes to the plan design for material compensation plans must be reviewed and endorsed by the chief risk officer to make sure that the design does not create an incentive for risk taking beyond the bank’s risk appetite;

•

all bank executives and all TD Securities employees are evaluated on governance, control, and risk management behaviours as part of the annual performance assessment process. Results from this assessment are considered when year-end performance and compensation decisions are made;

•	the HRC has the discretion to reduce annual incentive awards (including cash and equity based incentives) to zero under all executive plans;

•	the HRC has the discretion to reduce or cancel unvested deferred compensation;

•	a claw back feature has been introduced in all executive compensation plans;

•	for all executives, a significant portion of compensation is awarded as equity which vests after a minimum of three years; and

•	share ownership requirements for executives are among the highest in the market, and include post retirement holding requirements for the most senior executives.

Information on the committee’s independent advisor can be found in the “Independent Advisors” section of this circular.

CEO Compensation

The board annually assesses the CEO’s performance against pre-defined goals and objectives. In consultation with the committee’s independent advisor, the HRC then recommends the CEO’s total salary, annual cash incentive and equity compensation to the board for approval. The CEO’s evaluation includes an assessment of his personal integrity as well as the culture of integrity he and other executive officers have established throughout the bank. For a detailed analysis of the CEO’s compensation in fiscal 2014, see the “CEO Compensation” section of this circular.

OTHER BOARD COMMITTEES

The board has four committees: audit; corporate governance; risk; and human resources. More information on these committees can be found in the “Corporate Governance” section of this circular.

The charter of each of the board’s four committees sets out composition requirements. The corporate governance committee recommends to the board the membership of each committee. Each independent director should serve on at least one committee each year. The board approves the composition of its committees and can remove members in accordance with applicable rules and regulations, and any other relevant considerations. In determining appropriate membership on committees, the corporate governance committee strives to strike a balance between having members with adequate experience and expertise on each committee, on the one hand, and rotating membership to bring in new ideas and insights, on the other hand. Each committee may conduct all or part of any meeting in the absence of management. As stated earlier, each committee includes such in-camera sessions on its meeting agendas. For example, the audit committee meets separately with each of the CEO, chief financial officer, chief auditor, chief compliance officer, global anti-money laundering officer and the shareholders’ auditor as well on its own at each of its regularly scheduled quarterly meetings. Each committee also may engage independent advisors, paid for by the bank, to provide expert advice.

Each year the committees review their charters to satisfy themselves that they meet or exceed regulatory and shareholder expectations and are operating effectively. The corporate governance committee reviews changes which are then approved by the board. Each committee establishes annual objectives or key goals as a focus for its core responsibilities and activities, and to help prioritize the committee’s time and effort throughout the year. The committees measure progress against their objectives throughout the year. The charter for each committee is available on our website at www.td.com/governance/charters.jsp.

70    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

ASSESSMENTS

The board annually evaluates the effectiveness of the board and its chairman, its committees and their chairs, individual directors, and the CEO. The corporate governance committee is responsible for establishing an effective evaluation process and works with an independent consultant to design the feedback surveys and facilitate the feedback process. The evaluation of individual directors involves both a self-evaluation and peer review. The board’s approach to feedback is meant to be constructive and to see that the right programs are in place for continuously improving directors’ individual skills and the board’s and its committees’ functioning and effectiveness.

Board and Individual Director Feedback

Directors complete a comprehensive annual feedback survey on the effectiveness and performance of the board. Among other matters, directors are asked to consider what the board could do differently, and what the board’s priorities in the coming year should be. Directors are also asked to provide feedback on the execution of the bank’s strategy, oversight of the risk appetite and overall effectiveness of communications between the board and senior management.

Director’s responses are submitted to the independent consultant on a confidential basis. The consultant consolidates the results and reviews them with the chairman of the board to identify key themes and possible actions. The chairman also has one-on-one discussions with each director. He first meets with each director to obtain self-assessment input and to receive feedback about the performance and any development needs of the board, its committees, or peer directors, and then subsequently to provide individual feedback to each director.

The chairman leads a preliminary discussion with the corporate governance committee to review the feedback report prepared by the independent consultant and propose board priorities for the upcoming year to address any development opportunities highlighted by the survey results. He then leads a discussion of the results and the proposed board priorities with the board, including whether any changes to the structure or composition of the board or its committees may be appropriate. These board priorities for the upcoming year are then approved by the board. The corporate governance committee monitors the implementation of the action plans addressing these board priorities throughout the year. Input from the feedback process is also taken into account when considering the director nominees to be recommended for election at the annual shareholders’ meeting.

Committee and Committee Chair Feedback

A separate process is undertaken to obtain feedback from directors on the effectiveness and performance of the committees on which they sit and of the chairs of those committees. Members of each committee complete a committee self-assessment survey and the responses are submitted to the independent consultant. The consultant consolidates the results and reviews them with each committee chair. Each committee holds an effectiveness self-assessment session to share views and sets objectives to respond to any development opportunities identified in the survey results. Each committee chair then reviews the results and committee-approved objectives with the board. Each committee monitors its activities to address these objectives throughout the year. The corporate governance committee also monitors how well the other committees implement action plans against their objectives throughout the year to see that they are appropriately addressed. The corporate governance committee identifies any recurring themes across committees to be dealt with at a governance level.

Also, the corporate governance committee oversees the continued improvement in board and committee processes for agenda time management, advance materials, and presentations.

Chairman of the Board Feedback

As part of the annual survey, directors are asked to assess and comment on the chairman of the board’s performance. The independent consultant consolidates individual responses of directors. The chair of the HRC leads an in-camera discussion with the board (with the chairman absent), and meets with the chairman of the board to provide feedback and develop objectives for the coming year. These objectives are reviewed and recommended by the corporate governance committee and approved by the board.

Chief Executive Officer Assessment

The annual survey also asks directors to assess and comment on the CEO’s performance. Again, the independent consultant consolidates the responses. The chairman of the board, together with the chair of the HRC, leads an in-camera discussion of the results with the HRC and then with the board (with the CEO absent). Subsequently, the chairman of the board and the chair of the HRC together meet with the CEO to provide feedback. The HRC annually reviews the CEO’s corporate goals and objectives which include performance indicators and key milestones relevant to the CEO’s compensation. The board approves such goals and objectives on the committee’s recommendation.

360 — Feedback by Management

In the case of the assessment of the board, the chairman of the board and the CEO, senior executive management members are asked to complete the survey (on a confidential basis) to provide candid feedback as part of the process. Again, the independent consultant consolidates the responses. In the case of committee self-assessments and the assessment of the respective committee chairs, the senior executive supporting each committee is invited to participate in a portion of the session.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     71

SHAREHOLDER INQUIRIES

For information on voting your common shares at the meeting, see the “Voting Information” section in this circular. For other inquiries, see the contact information set out below.

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent

CST Trust Company

P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada or U.S. only) or 416-682-3860

Facsimile: 1-888-249-6189 or

1-866-781-3111 (for sending proxies)

Email: inquiries@canstockta.com

www.canstockta.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar

Computershare

P.O. Box 30170

College Station, Texas 77842-3170

or

211 Quality Circle, Suite 210

College Station, Texas 77845

1-866-233-4836

1-800-231-5469 (for TDD for hearing impaired)

201-680-6578 (for shareholders outside of U.S.)

201-680-6610 (for TDD shareholders outside of U.S.)

www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

Annual and Quarterly Reports and Voting Results

Beneficial owners who wish to have quarterly financial statements of the bank for the next year delivered to them must complete and return the enclosed Request for Quarterly Reports; registered shareholders must mark the box identified as “Request for Quarterly Reports” on the enclosed form of proxy. Electronic delivery of quarterly reports is not available to shareholders at this time. However, to access our quarterly reports to shareholders as soon as they are released, please go to the Investor Relations section of our website on the day of release (www.td.com/investor/qr_2015.jsp).

Under the Bank Act, registered shareholders may cease to receive the bank’s annual reports, containing our annual financial statements and annual MD&A, by marking the annual report waiver box at the bottom of the form of proxy. You will not receive an annual report if you mark the annual report waiver box at the bottom of the form of proxy; otherwise, the annual report will continue to be sent to you. If you previously elected not to receive annual reports and wish to resume their receipt, please contact CST Trust Company, the transfer agent of the bank, at the address noted above.

If you wish to receive a copy of the voting results from the meeting, you may find them online at www.td.com/investor-relations/ir-homepage/annual-meetings/2015/index.jsp, on SEDAR at www.sedar.com, or on EDGAR at www.sec.gov. You may also contact TD Shareholder Relations for a printed copy to be mailed to you.

For all other shareholder inquiries:	To communicate directly with independent directors:

Please contact TD Shareholder Relations,

•  By phone at 416-944-6367 or 1-866-756-8936

•  By mail to:

The Toronto-Dominion Bank

c/o TD Shareholder Relations

P.O. Box 1, Toronto-Dominion Centre

Toronto, Ontario M5K 1A2

•  By email to tdshinfo@td.com

You may contact the independent directors through the Chairman of the Board,

•  By mail to:

Mr. Brian M. Levitt

Chairman of the Board

The Toronto-Dominion Bank

P.O. Box 1, Toronto-Dominion Centre

Toronto, Ontario M5K 1A2

•  By email c/o TD Shareholder Relations to tdshinfo@td.com

Emails addressed to Mr. Levitt received from shareholders expressing an interest in communicating directly with the independent directors via the chairman will be provided to Mr. Levitt.

72    THE TORONTO-DOMINION BANK        PROXY CIRCULAR